7/29

08004053

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Pacific Basin Shipping Ltd

*CURRENT ADDRESS 7/F, Hutchison House
10 Harcourt House
10 Harcourt Road
Central, Hong Kong

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 31 2008
THOMSON REUTERS

FILE NO. 82- 35219 FISCAL YEAR 12/31/07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DATE: 7/30/08



RECEIVED 082-35019
2008 JUL 29 A 8:-2
ARLS
12-31-07

annual report 2007 (Stock Code: 2343)

Pacific Basin

114 vessels including

95 handysize, handymax & post panamax bulkers and

19 RoRo, tugs and barges

19 offices worldwide

292 shore based staff

1,323 seafarers

3,440,000 total dry bulk fleet deadweight tonnes

75 different commodities carried

29,100,000 tonnes cargo lifted



Contents

Financial Summary

Time Charter Equivalent Earnings (TCE) and Net profit


US$ Million
700.5
472.1
344.8
110.3
2006
2007
Net Profit Attributable To Shareholders
TCE

Handysize Revenue Days, Daily TCE & Daily Vessel Operating Costs


US$/day
$23,200
$15,420
20,100 days
16,420 days
$10,240
$8,880
2006
2007
Handysize Day
Daily TCE
Daily Vessel Operating Costs

Total Shareholders' Return


HK Cents
171%
51%
769
15%
14%
130
2006
2007
Dividends Paid During The Year
Capital Gain
Total Shareholders' Return
Dividend Yield

	YOY % change	**2007 US$'000**	2006 US$'000	2005 US$'000
Results				
Revenue	*90%*	**1,177,292**	620,444	433,704
Time charter equivalent earnings	*103%*	**700,473**	344,776	264,683
Operating profit	*262%*	**488,840**	135,234	162,371
Finance costs	*(10%)*	**(24,103)**	(26,831)	(17,940)
Net profit attributable to shareholders	*328%*	**472,125**	110,292	147,143
Balance Sheet				
Assets	*80%*	**1,654,336**	919,895	674,117
Net borrowings	*(96%)*	**10,730**	287,223	233,174
Shareholders' equity	*79%*	**867,567**	484,993	309,274
Cash	*927%*	**649,535**	63,242	83,711
Capital commitments	*16%*	**291,366**	251,683	161,577
Cash Flows				
Operating		**313,979**	148,188	173,291
Investing		**101,982**	(241,075)	24,683
Financing		**170,332**	74,048	(157,544)
Change in cash		**586,293**	(18,839)	40,430
		HK cents	HK cents	HK cents
Per Share Data				
Basic EPS	*262%*	**234**	65	90
Dividends	*182%*	**120**	42.5	65
Operating cash flows	*79%*	**156**	87	106
Net book value	*76%*	**427**	243	188
Share price at year end	*157%*	**1,258**	490	360
Market capitalisation		**HK$ 19.9 bn**	HK$ 7.6 bn	HK$ 4.6 bn
Ratios				
Net profit %[1]		**67%**	32%	56%
Dividend yield[2]		**14%**	15%	14%
Payout ratio		**52%**	71%	73%
Return on average assets		**46%**	15%	23%
Return on average equity		**78%**	36%	54%
Total shareholders' return[3]		**171%**	51%	21%
Number of full time shore based staff per vessel		**2.5**	2.8	3.4
Net borrowings to book value of property, plant and equipment		**1%**	38%	45%
Net borrowings to shareholders' equity		**1%**	59%	75%
Interest coverage[4]		**22.2X**	6.3X	10.9X

(1) Net profit % represents net profit attributable to shareholders divided by the time charter equivalent earnings.

(2) Dividend yield represents the dividends per share paid during the year divided by share price at the beginning of the year.

(3) Total shareholders' return represents share price capital gain and dividends paid during the year divided by the share price at the beginning of the year.

(4) Interest coverage is calculated as EBITA divided by interest and finance charges. EBITDA is defined as earnings before interest and finance charges, tax, depreciation and amortization.

Results Highlights

Contract Coverage and Daily TCE for 2007 and 2008



Handysize
Handymax
Revenue Day
25,000
20,000
15,000
10,000
5,000
0
20,100 days
16%
23,310 days
US$23,200
100%
US$27,360[1]
57%
4,870 days
US$30,040
100%
4,630 days
US$44,210
93%
2007
2008
2007
2008
Unfixed
Fixed

[1] Includes an approximate US$1,000/day anticipated uplift from efficient voyage execution

- **Group profits for the year rose by 328% to US$472.1 million** (2006: US$110.3 million) as a result of increased revenue days and strong dry bulk market conditions, and which include disposal gains of US$137.4 million (2006: US$23.8 million). **Basic earnings per share were HK$2.34** (2006: HK 64.69 cents)
- **Highest ever full year dividend of HK$1.20 per share,** up 182% on 2006 (HK 42.5 cents) including a proposed final dividend of HK 75 cents
- **Strong balance sheet** with total assets of US$1,654.3 million and shareholders' equity of US$867.6 million. Return on average equity was 78.0% (2006: 36.4%)
- **Cash position** of US$649.5 million and net debt to equity ratio of 1.2%
- **Handysize revenue days increased by 22% to 20,100** (2006: 16,420) due to expanded owned and long term chartered fleet. Handysize daily rate increased by 50% to US$23,200 (2006: US$15,420)
- **Growth in handysize revenue days expected to be 16% in 2008**, based on commitments to date
- **Ship expenditure totalled US$257.5 million** (2006: US$285.1 million)
- **Ship sales generated disposal gains of US$137.4 million** (2006: US$23.8 million) comprising 13 vessels of which 12 were chartered back
- **Core dry bulk fleet, including newbuildings, now totals 95 ships** (February 2007: 77), of which 33 are owned or on finance lease and 62 are chartered (including 12 with purchase options)
- **Contract cover** is in place for 57% of current 23,310 handysize revenue days in 2008 at an expected yield of about US$27,360 per day net. 25% of 2009 handysize revenue days are covered. Baltic Handysize spot index on 28 February 2008 stood at US$32,578 per day net
- **Continued development** of businesses in related areas, including bulk ports, towage, and roll on roll off vessels
- **Positive dry bulk market outlook** for 2008 despite risk of US recession, based on continued industrial growth of developing countries, altered trading patterns and modest net fleet growth


PORT
HONG
IMO

Chairman's Statement





Pacific Basin enjoyed a booming dry bulk market in 2007 and delivered its best results since listing in 2004. Group profits increased by 328% to US$472 million and basic earnings per share by 262% to HK$2.34. Revenue increased by 90% to US$1.18 billion and cargo carried by 38% to 29 million tonnes. Our Group's main activity was the operation of ships to service cargo contracts for our industrial customers.

The Board has recommended a final dividend of HK 75 cents per share bringing the total for 2007 to HK$1.20 per share (2006: HK 42.5 cents), representing a 52% payout. The Board has reaffirmed that it will continue its policy of paying out a minimum of 50% of distributable profits for at least the first half of 2008. Thereafter the percentage payout will depend principally on the Group's investment plans - although in any case a generous dividend policy will be maintained.

In 2007 the dry bulk market soared. The Baltic Dry Index ("BDI") averaged 7070 points against an average of 2100 points during the previous ten years. The dry bulk market strength reflected ship supply growth of 6.5% in a year when the demand for shipments of raw materials, powered by the rapid industrialisation of China, India and other developing economies, grew by an estimated 13%. Although the BDI, at 7332 points on 28 February, is down by about a third from its brief November 2007 peak – mainly due to market uncertainty over iron ore shipments - current freight rates are still very healthy by any historical standards, and exceed the full year average for 2007.

Pacific Basin's results benefited from the rising market in respect of the 42% of our total revenue days which were unfixed at the beginning of the year. Our handysize revenue days grew by 22% in 2007 year on year and are anticipated to grow by a further 16% in 2008 based only on commitments to date.

Our core dry bulk fleet now comprises 95 vessels including 15 newbuildings on order, of which three are post panamax vessels targeted at China's international coal trades. Including additional ships on short term charter, our total controlled dry bulk fleet numbers 120. Our fleet size gives us three key benefits of scale: we can provide our customers with more flexible, reliable and frequent services; we can secure more attractive charter-in rates from other owners; and we minimise our ballast time by combining cargoes efficiently, thereby allowing us to provide our customers with competitive freight rates. Our fleet operating model also makes us less reliant on owning ships: our handymax division operated with over 90% chartered tonnage in 2007 and generated a profit of US$34 million, compared with a loss of US$4.1 million in 2006, its first year of operation.

During the year we sold thirteen vessels, realising total disposal gains of US$137 million. We chartered back twelve of these vessels, allowing us to maintain scale and to continue enjoying the rising freight market.

In the course of building our dry bulk business, we have come across a number of valuable opportunities to invest in related areas. We are pursuing several port opportunities where our dry bulk cargo base qualifies us as a potential investor: our first such investment in 2007 was a new general cargo terminal at Nanjing, the highest point on the Yangtze River navigable by handysize vessels. We have also invested in port services through our acquisition of 90.1% of Australian Maritime Services, Australia's second largest tug operator, and are now in the process of re-equipping and expanding this business. This followed our first towage investment in early 2007 when we acquired a tug and barge for operation by Fujairah Bulk Shipping (to be renamed Fujairah Mining and Shipping), complementing its existing handysize and handymax operations for the transport of rock and aggregates into very shallow draft areas in the northern Arabian Gulf.

In February 2008, we announced the acquisition of four roll on roll off vessels to be built at A.P. Moller - Maersk's Odense Steel Shipyard in Denmark with contracted delivery to us between 2009 and 2011. This purchase gives Pacific Basin a foothold in a very interesting shipping sector which displays a number of the characteristics which first attracted us to the handysize business: a low orderbook, an ageing fleet, and exciting long term demand growth prospects.

The mood of uncertainty permeating the financial markets thus far in 2008 has threatened to undermine shipping market sentiment and we continue to take a conservative approach towards booking forward cover for our fleet. Nevertheless, the encouraging performance of the 'real' economy, and the supply and demand signs for the dry bulk business in 2008 – low deliveries, port and infrastructure bottlenecks, and continued high demand from China – all point to another good year for Pacific Basin in 2008. Whilst it is always difficult to predict the future, present indications are that demand for shipments of dry bulk cargoes – exemplified by China's recent coal shortages and the 65% increase in the price of 2008 contract iron ore exported by Brazil – will continue to be strong for some time to come. Optimism must be tempered by the increased orderbook of newbuilding dry bulk tonnage, now at an estimated 57% of the operating fleet, although tightened credit market conditions and difficulties for shipyards in finding key ship components such as main engines suggest that many reported orders will either deliver late or not at all. Meanwhile, Pacific Basin's recent investments in ports, port services and in the roll on roll off business will lessen any adverse impact on our earnings from a weaker dry bulk market.



We have a strong balance sheet – a cash balance of US$650 million and a net debt to shareholders' equity ratio of only 1.2% – including US$390 million raised in December 2007 by the issuance of convertible bonds. This puts us in a strong position to capitalise on available opportunities.

I am delighted to have commenced my role as Chairman of Pacific Basin. My predecessor, Christopher Buttery, has signaled that he would like to step off the Board from 30 June but he has agreed to remain closely associated with the Company by way of a long term consultancy agreement. Christopher has done a remarkable job of building a company whose brand name is synonymous with growth, innovation and vision in shipping: we are all very grateful to him. I look forward to continuing to grow Pacific Basin in the years ahead.

It remains for me to thank the talented, hard working and loyal staff of Pacific Basin: it is their commitment that is primarily responsible for our success.

David M. Turnbull
Chairman
Hong Kong, 3 March 2008



- **Contract cover is in place for 57% of current 23,310 handysize revenue days in 2008 at an expected yield of about US$27,360 per day net. 25% of 2009 handysize revenue days are covered**

- **Continued development of businesses in related areas, including bulk ports, towage, and roll on roll off vessels**

- **Positive dry bulk market outlook for 2008 despite risk of US recession, based on continued industrial growth of developing countries, altered trading patterns and modest net fleet growth**



THE DRY BULK MARKET

The BDI rose to record highs in 2007 due mainly to relentless growth in demand for raw materials from China and other industrialising nations, a relatively small increase in new ship deliveries, port congestion and widespread inland transport and infrastructure failures. These factors contributed to a virtually uninterrupted rise in the BDI from 4421 points on 1 January to a 13 November peak of 11039 points. The BDI average for the year was 7070 points, a 237% increase on the previous ten year average of 2100 points.

The capesize segment again led the market and, as these ships were fully utilised in the iron ore and coal trades, the supply shortage spilled over to increase the pressure on smaller vessels. Whilst total cargo volumes grew by a healthy 7% year on year, the average distance travelled by each tonne of cargo magnified effective vessel demand. The main reason was that the strength of demand from China for a variety of commodities has forced a change in traditional trading patterns with cargoes being imported from increasingly further afield. China's domestic demand for coal and resultant reduced exports forced Japan and Taiwan to import more coal from Indonesia, Australia and South Africa. China's iron ore imports from Brazil, which travel around three times the distance as from Australia, registered year on year growth of 28%. In the grain trades, supply shifted in favour of long-haul South American grain due to poor weather conditions affecting crops in Australia and Europe.

At the same time, effective vessel supply was reduced by port congestion in Australia and Brazil which left a significant proportion of capesize and panamax tonnage underutilised: at its peak in March, up to 17% of the total capesize fleet (number of vessels) lay idle outside Australian ports. Port congestion was compounded by the failure of inland transport networks to cope with the strength of cargo demand.

An estimated incremental 70 million tonnes of coal[1] was transported along the China coast during the year, absorbing tonnage which would otherwise have serviced the international trades.

Taking all these factors into account, the effective demand for ships rose by an estimated 13%[2] year on year. Of the minor bulks, fertiliser, scrap, bauxite, and nickel ore were the main growth drivers for the smaller ships. To illustrate, nickel ore volumes grew from virtually nothing in 2005 to 15.7 million tonnes shipped in 2007.

Baltic Dry Index


12000
10000
8000
6000
4000
2000
0
Jan-04 Jul-04 Jan-05 Jul-05 Jan-06 Jul-06 Jan-07 Jul-07 Jan-08

Source: The Baltic Exchange

Changes in Tonnage Demand


% Change From Year Before
13.0%
10.7%
11.4%
3.6%
6.1%
14
12
10
8
6
4
2
0
-2
2003
2004
2005
2006
2007
International Cargo Volumes
China Coastal Cargo Effect
Tonne-mile Effect
Net Change
Congestion Effect

Source: R.S. Platou

[1] Source: Howe Robinson
[2] Source: R.S. Platou

Total Vessel Congestion at Australian Ports


No. of Vessels
250
200
150
100
50
0
Jan-06
Jul-06
Jan-07
Jul-07
Dec-07
All Vessels
Capesize
Panamax
Source: Monson Agencies Australia

China Nickel/Bauxite/Alumina Imports


Million Tonnes
50
40
30
20
10
0
44.1
20.0
9.7
0.5
16.2
28.4
2005
2006
2007
Nickel Ore/Concentrates
Bauxite & Alumina
Source: Macquarie Research, Pacific Basin

China Coal Trade Statistics


Million Tonnes
60
40
20
0
-20
-40
-60
-80
-100
51.0
10.8
18.6
26.1
38.2
2.2
25.1
45.6
68.0
83.1
93.9
86.6
71.7
63.3
53.2
2003
2004
2005
2006
2007
Export
Import
Net Exports
Source: Bloomberg LP, Pacific Basin



On the supply side, the total dry bulk fleet grew by a modest 6.5% (3.4% for handysize), the lowest rate for three years, with this growth easily absorbed by demand. Fleet growth is calculated as newbuilding tonnage delivered less scrapping which almost disappeared as the strong earnings potential for older vessels encouraged owners to keep them in service beyond the historical average scrapping age of 28 years.

Since November, the BDI has fallen to around 7300 points (above the 2007 average) as cargoes ran short due mainly to the seasonal iron ore negotiations but also to operational delays, weather disruptions and, most recently, to the Chinese New Year holidays. Recent reports of agreement to a 65% increase in the price of contract Brazilian ore from 1 April should assist market sentiment.

Seaborne Bulk Trade and Tonnage Demand


Million Tonnes
3,000
2,500
2,000
1,500
1,000
500
0
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
1,739
1,757
1,851
1,918
1,956
2,096
2,258
2,381
2,517
2,699
7.2%
Iron Ore
Coking Coal
Other Steel Related
Steam Coal
Grain & Soya
Forest
Others

Source: R.S. Platou



HANDY BULK BUSINESS OVERVIEW

Pacific Basin's dry bulk chartering business, operating under the brand names "Pacific Basin-IHC" (handysize) and "Pacific Basin-IHX" (handymax), operates one of the largest fleets of modern handysize and handymax ships in the world. This fleet serves the bulk transportation needs of a wide range of mainly blue chip customers across a range of industries including agriculture, forestry, mining, manufacturing and construction.

Close contact with our customers is essential and we have a comprehensive network of regional offices staffed by experienced freight professionals who provide our customers with local sales and operational services. During 2007 we added offices in Auckland and Santiago to existing locations in Hong Kong, Shanghai, Tokyo, Melbourne, Vancouver, London and Dubai.

Handysize

The Group's handysize activities under the "Pacific Basin-IHC" brand continued to grow in 2007, expanding the core fleet of owned and long term chartered tonnage on the water to 63 ships by 28 February 2008 – up from 53 ships as of 1 January 2007, resulting in a revenue day growth of 22% to 20,100 days. In addition, as at 28 February, Pacific Basin-IHC had six ships on short term charter and so had a total fleet in operation of 69 ships.

With a large, modern and uniform fleet, Pacific Basin-IHC offers its customers reliable and frequent services. In addition, Pacific Basin's strong, visible balance sheet enables us to attract customers seeking a "bankable" counterparty who can be relied on to perform future, multiple-year contractual obligations. Few other ship operators provide the same visibility and security. Our fleet is operated in a mix of spot and contract business covering periods of between one and ten years. It is engaged in worldwide trading, but with a focus on the Pacific Rim, where our cargo contract portfolio is concentrated. The high volume of ships and contract cargoes in this region produces synergies in terms of reduced ballast time, which accounted for only 13.2% of total operated days in 2007. This allows us to offer our customers competitive rates whilst extracting additional value from our business.

Our expanded handysize fleet carried 17.7 million tonnes of cargo in 2007, up 11% from 2006. Key commodities carried included cement, steel (including scrap metal), fertilisers and grain. We have seen particular growth in the volume of scrap metal carried from Australia and the US West Coast to South East Asia, where the scrap is recycled for low grade steel production. We also recorded strong growth in fertiliser shipments, fueled by stronger demand for corn used in ethanol production. Our handysize ships carry a very broad range of bulk commodities and consequently experience far less volatility of earnings than capesize and panamax dry bulk ships, which carry relatively few cargo types.

Total Handysize Cargo Volume in 2007


17.7 million tonnes
8% Log & Forest Products
11% Fertilisers
9% Grains
11% Steel & Scrap
12% Cement
4% Alumina
Petcoke/Coal/Coke 7%
Other Bulks 17%
Sugar 5%
Ore 2%
Concentrates 9%
Salt 5%

Pacific Basin-IHC achieved a contribution of US$260.5 million in 2007 on net earnings of US$23,200 per day over our 20,100 handysize revenue days – an increase in earnings of 124% from 2006.

Our customers are increasingly asking us to enter into multiple-year contracts as they seek to manage their forward freight exposures and to secure reliable shipping services. We are thus expanding our forward portfolio of contracts well beyond 2008, and have already made a good start on building our cargo cover for 2009 and 2010. The following table sets out Pacific Basin-IHC's fleet revenue days and cover rates in 2007 to 2008, as at 22 February 2008:

The Baltic Handysize Index


$US/day
48,000
42,000
36,000
30,000
24,000
18,000
12,000
May-06
Aug-06
Nov-06
Feb-07
May-07
Aug-07
Nov-07
Feb-08

Source: The Baltic Exchange
Note: Net Rate

Handysize Time Charter Equivalent Rate


US$/day
22 February 2008
1-Year: $31,350
3-Year: $22,800
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07
Jul-07
Jan-08
1 Year Time Charter Equivalent Earnings
3 Year Time Charter Equivalent Earnings

Source: Clarkson
Note: Net Rate

Handysize Vessel Activity Summary	Unit	FY 2007	FY 2008
Cargo Commitments			
Revenue days	days	20,100	**12,270**
Net paper contracts	days	–	**1,100**
Equivalent revenue days	days	20,100	**13,370**
Daily TCE	US$	23,200	**27,360**
Ship Commitments			
Revenue days	days	20,100	**23,310**
Net Position			
Cargo as % of ship commitments	%	100%	**57%**

Handysize FFA Activity Summary	Unit	FY 2007	FY 2008
FFA paper sold	days	2,340	**1,540**
FFA paper bought	days	(150)	**(360)**
Net realised paper exposure	days	(2,190)	**(80)**
Net FFA paper sold as at 31 December 2007 / 22 February 2008	days	–	**1,100**



Handymax

Pacific Basin-IHX was established in 2006 in response to customer requests for us to cover their handymax as well as their handysize freight transportation needs. We expanded the business aggressively during 2007 building Pacific Basin-IHX's customer relationships, its book of cargo contracts, and its controlled tonnage. Cargo volumes more than doubled from 5.3 million tonnes in 2006 to 11.3 million tonnes in 2007.

Like Pacific Basin-IHC, Pacific Basin-IHX combines front and back haul routes in order to minimise vessel ballast time (13.4% in 2007), thereby maximising its returns. Pacific Basin-IHX also makes limited use of FFAs to hedge its freight market exposure, especially when suitable cargo cover is not immediately available.

The top five commodities transported by Pacific Basin-IHX in 2007 were coal, ore, fertilisers, grains, and cement/clinker. About 55% of these cargoes were loaded within the Pacific and 45% within the Atlantic. The largest load and discharge regions were the Indian Ocean and the Middle East, although significant volumes of cargo were also loaded in Australia and discharged in China and in South East Asia.

As at 28 February 2008 Pacific Basin-IHX controlled a total of 33 vessels including 2 owned vessels, 12 vessels on long term charter and 19 vessels on short term charter. The Pacific Basin-IHX Pool includes tonnage from two external owners. The total fleet operated is up from 22 vessels as of February last year and, subject to market conditions, will be further increased during the next twelve months.

The Baltic Supramax Index


$US/day
70,000
60,000
50,000
40,000
30,000
20,000
10,000
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07
Jul-07
Jan-08

Source: The Baltic Exchange
Note: Net Rate

Pacific Basin–IHX achieved a contribution of US$34.0 million in 2007 (2006: loss of US$4.1 million) on net earnings of US$30,040 per day over 4,870 handymax revenue days.

The following table sets out Pacific Basin-IHX's fleet revenue days and cover rates in 2007 to 2008, as at 22 February 2008:

Total Handymax Cargo Volume in 2007


11.3
million tonnes
12% Fertilisers
11% Grains
3% Steel & Scrap
5% Cement
3% Alumina
6% Salt
2% Concentrates
Petcoke/Coal/Coke 27%
Other Bulks 7%
Sugar 4%
Ore 20%

Handymax Vessel Activity Summary	Unit	FY 2007	FY 2008
Cargo Commitments			
Revenue days	days	4,870	**4,130**
Net paper contracts	days	–	**180**
Equivalent revenue days	days	4,870	**4,310**
Daily TCE	US$	30,040	**44,210**
Ship Commitments			
Revenue days	days	4,870	**4,630**
Net Position			
Cargo as % of ship commitments	%	100%	**93%**

Handymax FFA Activity Summary	Unit	FY 2007	FY 2008
FFA paper sold	days	1,737	**700**
FFA paper bought	days	(1,798)	**(520)**
Net realised paper exposure	days	61	–
Net FFA paper sold as at 31 December 2007 / 22 February 2008	days	–	**180**





BULK FLEET DEVELOPMENT

Second hand bulk carrier prices, which were already at all time highs at the beginning of 2007, rose further during the majority of the year before leveling off in line with freight rates. Clarkson's value for a five year old handysize stood at US$28.5 million in January 2007 and, just over a year later, stands at US$44 million, up by over 50%.

Our core fleet on the water grew by 20 vessels to 80 vessels and will be augmented by six newbuildings to be delivered in 2008, six in 2009, and a further three in 2010 and 2011. The first of our series of eight newbuildings from Jiangmen Nanyang Shipyard in China delivered at the end of January 2008. During the year we placed orders for a further seven vessels, including two post panamax ships, at prices which now look favourable compared to the market.

In 2007 we sold thirteen handysize vessels, generating disposal gains of US$137.4 million. Twelve of these vessels were chartered back for periods averaging three years, which has filled a mid-term gap between our existing charters which were either long (around eight years) or short term (less than one year).

Second Hand Handysize Vessel Price (25-35K dwt)


US$ Million
22 February 2008
50.0
40.0
30.0
20.0
10.0
US$44.0 Mil
(↑267%)
US$38.0Mil
(↑361%)
US$31.0Mil
(↑629%)
Jan-00 Jan-01 Jan-02 Jan-03 Jan-04 Jan-05 Jan-06 Jan-07 Jan-08
5 Year
10 Year
15 Year

Source: Clarkson

Fleet Development (excluding short term charters)[6]

	Number of vessels						
	Delivered fleet			Newbuildings on Order			
	Owned	Chartered[1]	Total	Owned	Chartered[1]	Total	Total fleet including newbuildings
Handysize Fleet							
As at 1 January 2007	22	32	54	11	1	12	66
New orders	-	-	-	4	-	4	4
Second hand purchase	1	-	1	-	-	-	1
New charters[2]	-	5	5	-	2	2	7
Newbuildings delivered	5	2	7	(5)	(2)	(7)	-
Exercise of purchase option of a bareboat chartered in vessel	1	(1)	-	-	-	-	-
Sale and time charter back[3,4]	(11)	10	(1)	-	-	-	(1)
Disposal	(1)	-	(1)	-	-	-	(1)
Expiry of charter	-	(1)	(1)	-	-	-	(1)
As at 28 February 2008	**17**	**47**	**64**	**10**	**1**	**11**	**75**
Handymax Fleet							
As at 1 January 2007	2	4	6	-	-	-	6
New order	-	-	-	1	-	1	1
Second hand purchase	1	(1)	-	-	-	-	-
New charters[2]	-	10	10	-	1	1	11
Newbuilding delivered	-	1	1	-	(1)	(1)	-
Expiry of charter	-	(1)	(1)	-	-	-	(1)
As at 28 February 2008	**3**	**13**	**16**	**1**	**-**	**1**	**17**
Post Panamax Vessels							
New orders[5]	-	-	-	2	-	2	2
New charter[5]	-	-	-	-	1	1	1
As at 28 February 2008	**-**	**-**	**-**	**2**	**1**	**3**	**3**
Total dry bulk fleet as at 28 February 2008	**20**	**60**	**80**	**13**	**2**	**15**	**95**
Roll on Roll off Vessels							
New orders	-	-	-	4	-	4	4
As at 28 February 2008	**-**	**-**	**-**	**4**	**-**	**4**	**4**
Tugs							
Acquisition of Australian Maritime Services	-	6	6	-	-	-	6
New orders	-	-	-	7	-	7	7
Second hand purchase	1	-	1	-	-	-	1
Newbuilding delivered	1	-	1	(1)	-	(1)	-
As at 28 February 2008	**2**	**6**	**8**	**6**	**-**	**6**	**14**
Barge							
New order	-	-	-	1	-	1	1
Newbuilding delivered	1	-	1	(1)	-	(1)	-
As at 28 February 2008	**1**	**-**	**1**	**-**	**-**	**-**	**1**
Total other vessel type as at 28 February 2008	**3**	**6**	**9**	**10**	**-**	**10**	**19**

[1] Includes 26 handysize, 1 handymax and 1 post panamax vessels and 6 tugs with purchase options

[2] Includes 1 vessel which is expected to join our chartered fleet in the second quarter of 2008

[3] Excludes "Port Angeles" which has been treated as our chartered newbuilding at the time when we entered into sale and charter back agreements for this vessel during 2005. For accounting purposes, "Port Angeles" was treated as sold upon its delivery in May 2007

[4] Includes the sale of "Christine O" (ex. Abbot Point). "Christine O" has been chartered back to us for two years at a variable, market-related rate and it is treated as our managed vessel instead of a chartered vessel since we earn management fees for operating her

[5] The Group has a 50% interest in one of the owned newbuildings and the chartered newbuilding through a 50/50 joint venture

[6] Excludes purely managed vessels

OTHER OPERATIONS AND BUSINESS DEVELOPMENT

Pacific Basin has a number of important investments in areas outside our core dry bulk ship owning and operating business. These include bulk ports, port services (towage), the sourcing, transport and selling of certain dry bulk commodities, and roll on roll off vessels. We have made investments, following careful evaluation, only where we can contribute as a result of our experience in our core business, and where there is potential for significant scale and future contribution to the Group's results.

Asia Pacific Maritime & Infrastructure Group ("APMIG")

Pacific Basin's wholly owned subsidiary APMIG pursues bulk port projects and other maritime infrastructure opportunities in China and elsewhere. By developing strategic alliances with port groups and with minerals and commodity interests, APMIG broadens Pacific Basin's presence in the supply chain for bulk commodities at a time of strong and growing demand for these commodities. APMIG is considered a valuable partner because of Pacific Basin's international shipping experience, cargo connections and insight into finance and capital markets. To this APMIG adds its own unique network of senior shipping, commodities and political connections in China. APMIG is led by Mr. Wang Chunlin who is a main board Director of Pacific Basin.

In January 2008, APMIG injected capital of US$17 million into its Nanjing Longtan Tianyu Terminal joint venture company, as part of our initial capital commitment. The terminal's business license was issued in February, allowing commercial activities formally to commence. Trial operations saw 160,000 tonnes of general cargo being successfully handled in 2007 and the terminal's throughput looks set to grow steadily once formal operations begin under the supervision of our joint venture management team.

Efforts are being made to conclude more transactions in other strategically important locations on the Yangtze River and the Chinese coast.

Other Business in China

Under the direction of Mr. Ben Lee, President of Pacific Basin's operations in China, major progress has been made in building our relations with China Huaneng Group ("CHG"), one of China's largest power producers. Pacific Time Shipping Limited, the joint venture between Pacific Basin and Time Shipping, CHG's shipping arm, has contracted one post panamax newbuilding to be built for delivery in 2011. Two further post panamax newbuildings were contracted directly by Pacific Basin, again for delivery in 2011. These ships are expected to participate in the transportation of CHG's coal requirements.

PB Towage

Pacific Basin's ships make thousands of port calls each year, part of a wider trend of rising port calls as the world's fleet of cargo vessels grows and emerging market trades expand. Port throughput and associated services (such as towage) therefore look set for sustained growth, in particular at dry bulk and general cargo terminals which have not yet seen the same level of capital investment as have container facilities but which look set to follow suit. Similarly, the harbour tug sector has seen insufficient investment in modern tonnage capable of serving the increased number of large cargo vessels now on order. In November 2007 we announced the acquisition of Australian Maritime Services, a harbour towage business which owns and operates seven modern tugs based in Brisbane, Port Botany (Sydney), Melbourne and Western Australia. From this base we have already ordered an additional six tugs and are seeking to further grow our



fleet – either through direct purchases in the newbuilding and second hand markets, or through the acquisition of existing operating businesses.



Fujairah Bulk Shipping

Fujairah Bulk Shipping L.L.C. was incorporated in the United Arab Emirates in January 2006, and is to be renamed Fujairah Mining and Shipping ("FMS") to reflect more accurately the development of its business. Over the past two years FMS has significantly improved its profits, of which Pacific Basin enjoyed US$4.3 million in 2007 (2006: US$0.9 million) according to its one third share in the joint venture. The Company is forecasting further profit growth over the coming years. FMS' strategy is to be the market leader in sourcing and transporting aggregates from Fujairah to a number of chosen markets in the Gulf region. FMS has created a fully integrated mining and shipping organisation, which combines production, supply, local transport, marine transport and delivery of rock and aggregates to end user customers predominately in the Arabian Gulf. FMS' opportunity is to integrate the currently fragmented supply chain from production through to supply to the end user.

Roll On Roll Off ("RoRo") Vessels

RoRo vessels allow the swift load and discharge of wheeled cargoes (mainly trailers) over a ramp, and are ideally suited to "short-sea" and coastal trades, for which demand is projected to grow in Asia Minor, Europe, and eventually east Asia over the coming years.

In February 2008, Pacific Basin announced that it had agreed to take over resale contracts for two RoRo cargo vessels to be built at A.P. Moller - Maersk's Odense Steel Shipyard and had contracted for two more such vessels direct from the same yard. The total consideration for all four vessels, which deliver in 2009 (one vessel), 2010 (two vessels) and 2011 (one vessel), is approximately US$375 million.

The dynamics of the RoRo shipping sector are similar to those which attracted Pacific Basin to the handysize sector some years ago, namely a high average fleet age (44% over 25 years old), a modest orderbook (17% of existing fleet), good demand prospects and a requirement for premium service levels. One of the resales purchased has already been fixed for three years (plus an optional two year period) to an established operator.

Equity Investments

Since March 2007, the Group has taken a limited number of long positions in listed shipping equities, following a Board mandate to invest up to US$50 million in this activity. Our proximity to shipping market developments through our active participation in the charter markets around the world and the strong performance of the dry bulk market have contributed to an encouraging result. We reduced our positions significantly during the fourth quarter of 2007, and closed out all remaining investments in January 2008, booking an absolute return of 113% (US$25.2 million) on average funds invested of US$22.3 million since inception. We will continue to invest in selected shipping equities within the existing mandate when we see value opportunities. Any such investments are actively managed within the Group and guided by stringent risk management controls.

DIVIDEND

The Company's stated dividend policy is to distribute not less than 50% of annual profits. In accordance with this policy, the Board has proposed a final dividend of HK 75 cents per share, which will be paid on 16 April 2008. This is the highest dividend ever proposed by the Group, and, combined with the interim payment, represents a 52% payout. The Board will continue its policy of recommending a payout of a minimum of 50% of distributable profits for at least the first half of this year. Thereafter the Board will review the policy in light of the Group's investment plans. However, the precedent of generous distributions will be maintained.

The register of members will be closed from 3 to 8 April 2008 (both days inclusive), during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Hong Kong branch registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:30 p.m. on 2 April 2008.

Following the payment of the 2007 final dividend, Pacific Basin will have retained earnings of over US$328.6 million available for distribution.

OUTLOOK

We believe that 2008 will be another good year for the dry bulk market. Industrial production growth in the developing Asian nations powered ahead in 2007, led by China (with an increase estimated at 18% year on year) and most forecasters anticipate continued robust growth.

The fortunes of the bulk market will be dominated by the extent to which the supply of larger ships is absorbed by demand for iron ore and coal; indeed the vagaries of the iron ore pricing negotiation process have had a significant softening effect on rates so far this year. Increased volatility has come to characterise freight rate movements due to the nearly 100% utilisation of the dry bulk fleet, which causes rates to spike (or plummet) in response to relatively slight changes in port congestion levels, weather, or short term commodity demand. Nevertheless, the handysize segment is shielded from the more extreme volatility suffered by the capesize market due to its much broader cargo base and range of trade routes. Last year, shipments of the 'minor bulks' bauxite, alumina, fertiliser, and nickel beat expectations, and we anticipate more upside surprises this year.

We are also paying close attention to the fortunes of the wider financial markets and the US economy in particular, as resultant negative sentiment has threatened to spill over into the shipping market. In particular, the potential effect of a US slowdown on the engine of the dry bulk boom – China's economy – has been widely reported. We take comfort from the strength of China's domestic market, meaning that a fall in US demand is likely to have a relatively small impact on Chinese GDP growth.

Another cause for concern lies in the increase in the orderbook of dry bulkers to 57% of the operating fleet as of 31 January 2008, up from 22% in January last year. These ships are due to deliver between 2008 and 2013. We estimate that the rise in delivered tonnage in 2008 will be kept at a manageable 7.5%, maintaining a tight balance with expected projected demand growth. Thereafter actual ship supply will be affected by a chronic shortage of crucial components such as main engines, crankshafts and crane bearings, the availability of which can hold up construction schedules quite severely, especially at the newer and less experienced Chinese yards. The tighter credit market may also prevent the funding of a number of newbuilding projects and in particular the declaration of options. These factors mean that many of these ships will be delivered late and some will never deliver.

Meanwhile the handysize orderbook is the lowest of any dry bulk segment at 35% as of 31 January 2008, albeit up from 15% in January last year. With 20% of the handysize fleet over 30 years old, we can also expect an increase in forced scrapping, as ageing vessels become too expensive to keep in commission, especially if rates soften. Scrapping provides a self-regulating buffer against market weakness. Its relatively small orderbook and aged fleet makes handysize the most attractive segment for a dry bulk shipowner.

In summary, having made a strong start to 2008, we look forward with confidence. We have a nimble, proven operating model in our core business, a high quality customer base and a very strong balance sheet with available cash of US$650 million and minimal net debt. Our core business is in good health and we anticipate a growing contribution from the new businesses that we have developed over the past two years.

Dry Bulk Orderbook


January 2008
% of Existing Fleet
Age
Dry Bulk
392
223
57%
Capesize
131
79
87%
11.3
Panamax
108
29
44%
11.8
Handymax
77
20
55%
11.8
Handysize (25-35K dwt)
37
6
35%
18.3
0
100
200
300
400
500
600
700
Dwt (mil)
Existing Fleet
2008 – 2010+ Orderbook
2008 Orderbook
2009 Orderbook
2010+ Orderbook
Source: Clarkson

Age Profile of Handysize Vessels (25-35K dwt)


Total Fleet of 25-35k dwt in Jan 2008: 1,250 Vessels (36.8 mil dwt)
Orderbook of 25-35K dwt (35%)
14%
10%
6%
2%
12.1%
12.0%
5.7%
5.5%
2008
2009
2010
2011+
30 yrs or above 20%
0-4 yrs 13%
5-9 yrs 14%
10-15 yrs 16%
16-19 yrs 3%
20-24 yrs 19%
25 -30 yrs 15%
20% ≥ 30 Years +
35% ≥ 25 Years +
54% ≥ 20 Years +
57% > 15 Years +
Source: Clarkson

Contract Coverage and Daily TCE


Handysize
Handymax
Revenue Day
25,000
20,000
15,000
10,000
5,000
0
20,100 days
16%
23,310 days
US$23,200
100%
US$27,360[1]
57%
4,870 days[2]
US$30,040
100%
4,630 days[2]
US$44,210
93%
2007
2008
2007
2008
Fixed
Unfixed

[1] includes an approximate US$1,000/day anticipated uplift from efficient voyage execution

[2] excludes 2 handymax vessels on long term charter

Financial Review



- TCE Earnings increased 103.2% to US$700.5 million
- Net Profit before gains on disposal of vessels increased 286.9% to US$334.7 million
- Total assets increased 79.8% to US$1,654.3 million
- Return on Average Equity Employed during the Year was 78.0%



Time Charter Equivalent Earnings Versus Net Profit Percentage


US$ million
800
700
600
500
400
300
200
100
0
67.4%
32.0%
344.8
700.5
70%
60%
50%
40%
30%
20%
10%
0%
2006
2007
Time Charter Equivalent Earnings
Net Profit %

Net Profit


US$ million
500
400
300
200
100
0
472.1
137.4
334.7
103.6
103.6
147.1
23.5
123.6
110.3
23.8
86.5
2004
2005
2006
2007
Disposal Gain
Net Profit Before Disposal Gain

Return on Average Equity Employed During the Year


100%
80%
60%
40%
20%
0%
78.0%
36.4%
2006
2007

Revenue in 2007 was US$1,177.3 million (2006: US$620.4 million), up 89.8%. Time charter equivalent earnings and ship management income were US$700.5 million (2006: US$344.8 million), up 103.2%. Net profit before gains on disposal of vessels was US$334.7 million (2006: US$86.5 million), up 286.9%. Net profit attributable to shareholders was US$472.1 million (2006: US$110.3 million), up 328.0%. The increase in net profit was mainly due to higher daily charter rates; an increase in the number of vessels controlled in the fleet; and gains on disposal of vessels. Return on average equity of US$605.3 million (2006: US$303.0 million) was 78.0% (2006: 36.4%).

Income

The Group's owned and chartered fleet generated US$1,167.4 million (2006: US$609.8 million) or 99.2% (2006: 98.3%) of revenue and the remaining 0.8% was derived from commercial and technical management services for third party pool and non-pool vessels and marine services businesses. Revenue is shown gross of voyage-related expenses, amounts payable to other pool members (based on the number of pool points attributable to their vessels) and changes in the fair value of bunker swap contracts. Voyage-related expenses related primarily to commissions, bunkers, port-related costs and hire expenses of short term chartered vessels.



The change in the time charter equivalent earnings can be summarised in the table below:

US$ million	Handysize	Handymax	Management and other income	Total
2006	248.0	86.1	10.7	344.8
Change in revenue days	56.7	9.7	–	66.4
Change in daily charter rates	215.6	71.9	–	287.5
Other	–	–	1.8	1.8
2007	**520.3**	**167.7**	**12.5**	**700.5**

The table below shows the handysize and handymax performance during the year:

	2006	1H07	2H07	2007	Year on year % change
Handysize					
Revenue days	16,420	**9,590**	**10,510**	**20,100**	+ 22%
Daily charter rates (US$)	15,420	**19,750**	**26,350**	**23,200**	+ 50%
Daily vessel operating costs (US$)	8,880	**9,370**	**11,040**	**10,240**	+ 15%
Handymax					
Revenue days	4,320	**2,260**	**2,610**	**4,870**	+ 13%
Daily charter rates (US$)	17,660	**25,180**	**34,250**	**30,040**	+ 70%
Daily vessel operating costs (US$)	18,600	**20,580**	**25,200**	**23,050**	+ 24%

Note: The above handymax performance excludes two vessels which are on long term charter at a daily rate of US$8,460 whilst the daily vessel cost is US$8,540.

Direct Costs

Direct costs in 2007 were US$316.0 million (2006: US$215.8 million). The bulk of the increase was represented by charter-hire expenses for vessels under operating leases which increased to US$202.2 million (2006: US$120.0 million) reflecting a 45.6% rise in the average number of vessels chartered under operating leases, and a 21.4% increase in the average daily charter rate.

Depreciation expenses increased to US$36.0 million (2006: US$32.2 million) primarily due to an increase in the average number of owned and finance leased vessels from 35 to 37.

Vessel operating costs for owned and finance leased vessels increased to US$45.1 million (2006: US$38.4 million). This was mainly due to an increase in the average number of owned vessels, an increase in crew wages and higher lubricant costs.

Direct costs also include the cost of marine services, and an overhead allocation of US$30.4 million (2006: US$23.5 million) representing shore based staff costs, office and related expenses directly attributable to the management of the owned and chartered fleet and the generation of marine services businesses.

Revenue days and vessel days can be analysed as follows:

	2006			**2007**		
	Owned	Chartered	Total	**Owned**	**Chartered**	**Total**
Handysize						
Vessel days	12,390	4,220	16,610	**12,560**	**7,730**	**20,290**
Drydocking	(180)	–	(180)	**(160)**	**–**	**(160)**
Off-hire	(10)	–	(10)	**(30)**	**–**	**(30)**
Revenue days	12,200	4,220	16,420	**12,370**	**7,730**	**20,100**
Handymax						
Vessel days	390	3,930	4,320	**730**	**4,140**	**4,870**
Drydocking	–	–	–	**–**	**–**	**–**
Off-hire	–	–	–	**–**	**–**	**–**
Revenue days	390	3,930	4,320	**730**	**4,140**	**4,870**

The off-hire for the total fleet of owned vessels represented 0.8 (2006: 0.3) days per vessel per year.

Blended vessel daily operating costs for handysize was US$10,240 (2006: US$8,880), an increase of 15.3% over the previous year, and for handymax was US$23,050 (2006: US$18,600), an increase of 23.9% over the previous year. Blended vessel daily operating costs can be analysed between owned and chartered costs as follows:

Handysize


Owned
Chartered
US$/day
Blended US$10,240 (2006: US$8,880)
$12,850
$620
$10,040
$570
$8,480
$8,640
$960
$2,000
$2,530
$2,990
$1,080
$1,720
$2,590
$3,250
$12,230
$9,470
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
2006
2007
2006
2007
Opex
Depreciation
Finance Cost
Direct Overhead
Charter-hire

Handymax


Owned
Chartered
US$/day
Blended US$23,050 (2006: US$18,600)
$25,460
$710
$18,870
$700
$11,500
$950
$2,800
$4,080
$3,670
$9,370
$1,300
$310
$4,300
$3,460
$18,170
$24,750
27,000
24,000
21,000
18,000
15,000
12,000
9,000
6,000
3,000
0
2006
2007
2006
2007
Opex
Depreciation
Finance Cost
Direct Overhead
Charter-hire



Gains on Disposal of Property, Plant and Equipment

Gains on disposal of property, plant and equipment totalled US$137.4 million (2006: US$23.8 million). The Group completed the sale and lease back of 12 of its vessels and sold 1 of its vessels. Proceeds from the sale of US$365.9 million were used to fund investments and to increase general working capital. In accordance with HKAS 17 "Leases", operating lease accounting has been adopted for these sale and lease back transactions with the vessels being treated as sold, the gains or losses on disposal being recognised immediately on completion, and subsequent charter-hire payments being recognised as expenses.

Other Operating Income

Movements in the fair value of receipts from forward freight agreements amounted to US$50.9 million (2006: US$10.6 million).

The Group invested in the shares of other listed shipping companies which are held as current assets. Increases in the fair value, dividends and gains from the sale of these financial assets amounted to US$29.7 million (2006: Nil).

In addition, bank interest and finance lease income amounted to US$6.3 million (2006: US$3.1 million).

Other Operating Expenses

Movements in the fair value of payments for forward freight agreements amounted to US$102.8 million (2006: US$18.9 million). Taking into account the movements in fair value of receipts of US$50.9 million as shown above, the net movements in the fair value of forward freight agreements was an expense of US$51.9 million (2006: US$8.3 million).

General and Administrative Expenses

The Group's total administrative expenses of US$48.2 million (2006: US$35.8 million) consisted of shore based overhead costs of US$30.4 million (2006: US$23.5 million) included as part of direct expenses, and general and administrative expenses of US$17.8 million (2006: US$12.3 million). The increase was largely due to the increase in the number of staff directly involved in the management of the expanded fleet and the increase in long term share-based compensation to US$5.3 million (2006: US$2.5 million).


Administrative Expenses as a Percentage of Revenue
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
5.8%
4.1%
2006
2007


Number of Full Time Shore Based Staff per Vessel
2.85
2.75
2.65
2.55
2.45
2.35
2.8
2.5
2006
2007


Interest Coverage
25.0
20.0
15.0
10.0
5.0
0.0
6.3X
22.2X
2006
2007

Total administrative expenses as a percentage of revenue decreased from 5.8% to 4.1%. In addition, the number of full time shore based staff per owned, chartered and managed vessel decreased from 2.8 to 2.5. This excludes the staff who are engaged in the provision of surveying and consulting services and not in the management of these vessels.

Share of Profits Less Losses of Jointly Controlled Entities

The Group's share of profits less losses of jointly controlled entities totalled US$8.3 million (2006: US$3.0 million). This mainly represented the share of results of the vessel "Captain Corelli" of US$3.6 million (2006: US$2.0 million), and the Group's one third share of US$4.3 million (2006: US$0.9 million) in Fujairah Bulk Shipping L.L.C., a business involved in the production, supply and transportation of aggregates in the Middle East.

Financing

Finance costs of US$24.1 million (2006: US$26.8 million) included interest payments of US$1.9 million (2006: US$3.8 million) in relation to bank borrowings used to finance the Group's owned vessels, finance charges of US$19.9 million (2006: US$21.2 million) in relation to vessels under finance lease arrangements and interest expenses of US$0.6 million in relation to convertible bonds.

Interest Payments on Bank Borrowings

The decrease in interest payments on bank borrowings of US$1.9 million was primarily due to the decrease in the average bank borrowings outstanding to US$30.1 million in 2007 (2006: US$62.2 million). The bank borrowings' interest cost amounted to approximately US$290 per day in 2007 (2006: US$600). Bank borrowings are subject to floating interest rate but the Group manages these exposures by way of interest rate swap contracts. The average interest rate after hedging on bank borrowings was approximately 5.7% for the year (2006: 5.9%).

Finance Charges

Finance charges of US$19.9 million (2006: US$21.2 million) represented interest payments on the Group's finance leased vessels. The aggregate current and long term finance leased liabilities as at 31 December 2007 was US$289.6 million. The fixed equal quarterly charter-hire payments are accounted for as a combination of repayments of finance lease liabilities in the balance sheet and finance charges in the income statement. The finance charges for the finance lease vessels amounted to approximately US$3,230 per day in 2007 (2006: US$3,410). This daily charge will reduce each year as the finance lease liabilities in the balance sheet are repaid. Finance charges can be expressed as interest rates, fixed for the period of the leases. The average interest rate on finance leases was approximately 6.7% during the year (2006: 6.7%).

Interest Expenses on Convertible Bonds

During December 2007, the Group issued US$390 million, 3.3% per annum coupon, guaranteed convertible bonds due 2013 to fund its existing capital commitments and finance possible new investments. The bonds are convertible into ordinary shares of the Company at an initial conversion price of HK$19.28. However between 20 September 2008 and 3 November 2010, conversion can only take place if the closing price of the Company shares is at least at a 20% premium to the HK$19.28 conversion price for five consecutive trading days, being HK$23.14 per share or above. Interest expense on the bonds of US$0.6 million represented fair value interest at a fixed rate of 5.7% to service these bonds.

Tax

Shipping income is either not subject to or exempt from taxation according to the tax regulation prevailing in the countries in which the Group operates.

Cashflow

At 31 December 2007, the Group had net working capital of US$670.4 million. The primary sources of liquidity comprised bank balances and cash of US$649.5 million (principally denominated in US dollars) and unutilised committed and secured bank borrowing facilities of US$101.8 million. The Group's primary liquidity needs are to fund general working capital requirements (including lease and other short term financing commitments), fleet expansion and other capital expenditure.

US$ million	2006	**2007**
Net cash from operating activities	148.2	**314.0**
- Purchase of property, plant and equipment	(286.6)	**(259.4)**
- Sale of property, plant and equipment	39.9	**365.9**
- Others	5.6	**(4.5)**
Net cash (used in)/from investing activities	(241.1)	**102.0**
- Proceeds from issuance of convertible bonds, net of issuing expenses	-	**384.2**
- Proceeds from shares issued upon placing of new shares, net of issuing expenses	154.3	**-**
- Net drawdown/(repayment) of bank loans	48.5	**(29.0)**
- Repayment of finance leases payables - capital element	(14.9)	**(30.8)**
- Interest and other finance charges paid	(25.4)	**(22.0)**
- Dividends paid to shareholders of the Company	(91.6)	**(136.3)**
- Others	3.1	**4.2**
Net cash from financing activities	74.0	**170.3**
Cash at 31 December	63.2	**649.5**

Financial Instruments

The Group is exposed to fluctuations in interest rates, bunker prices, freight rates and foreign currencies in relation to contracts designated in foreign currencies. The Group manages these exposures by way of interest rate swap contracts, bunker swap contracts, forward freight agreements, and forward foreign exchange contracts respectively. Further details are included in Note 11, 20, 21 and Note 23 to the audited financial statements in this Annual Report.

At 31 December 2007, the forward foreign exchange contracts and one of the interest rate swap contracts qualified as cashflow hedges. Accordingly, the change in the fair value of these instruments during the year then ended was recognised directly in the hedging reserve.

Hedge accounting has neither been adopted for bunker swap contracts nor for forward freight agreements. This is mainly because the contract periods, which are in calendar months, do not exactly coincide with the periods of the physical contracts. Hedge accounting has also not been adopted for one of the other interest rate swap contracts as its terms do not qualify for hedge accounting. Income or expenses arising from a change in the fair value of these contracts were recognised in the income statement under (i) finance costs for interest rate swap contracts; (ii) bunkers, port disbursements and other charges for bunker swap contracts; and (iii) other operating income and other operating expenses for forward freight agreements. The adoption of HKAS 39 "Financial Instruments: Recognition and Measurement" has the effect of shifting the estimated results of these future contracts into the current year, which in 2007 created unrealised non-cash income of US$14.6 million, whereas the cashflows of these contracts will occur in future reporting periods.

In 2007, the Group recognised net realised derivative expenses of US$32.5 million and net unrealised derivative income of US$14.6 million. This resulted in a total expense for the year of US$17.9 million. These are further analysed as follows:

US$ million	2006	**Realised**	**Unrealised**	**2007**
Income				
– Interest rate swap contracts	0.2	**0.1**	**-**	**0.1**
– Bunker swap contracts	4.2	**8.7**	**29.3**	**38.0**
– Forward freight agreements	10.6	**34.4**	**16.5**	**50.9**
	15.0	**43.2**	**45.8**	**89.0**
Expenses				
– Interest rate swap contracts	(1.5)	**-**	**(1.5)**	**(1.5)**
– Bunker swap contracts	(8.3)	**(1.2)**	**(1.4)**	**(2.6)**
– Forward freight agreements	(18.9)	**(74.5)**	**(28.3)**	**(102.8)**
	(28.7)	**(75.7)**	**(31.2)**	**(106.9)**
Net				
– Interest rate swap contracts	(1.3)	**0.1**	**(1.5)**	**(1.4)**
– Bunker swap contracts	(4.1)	**7.5**	**27.9**	**35.4**
– Forward freight agreements	(8.3)	**(40.1)**	**(11.8)**	**(51.9)**
	(13.7)	**(32.5)**	**14.6**	**(17.9)**

Indebtedness

The indebtedness of the Group, principally denominated in US dollars, comprised finance lease liabilities of US$289.6 million, bank borrowings of US$19.6 million and liability component of convertible bonds of US$351.1 million, of which US$16.6 million of finance lease liabilities and US$7.0 million of bank borrowings represented the current portion that were repayable within one year from the balance sheet date.

Finance lease liabilities decreased to US$289.6 million (2006: US$302.0 million) as a result of repayments during the year. Bank borrowings decreased to US$19.6 million (2006: US$48.5 million) as a result of the Group's repayment and prepayment of bank borrowings following the sale and charter back of vessels during the year. In December 2007, the Group issued US$390 million, 3.3% per annum coupon, guaranteed convertible bonds due 2013 to fund its existing capital commitments and finance possible new investments. The bonds are convertible into ordinary shares of the Company at an initial conversion price of HK$19.28. However between 20 September 2008 and 3 November 2010, conversion can only take place if the closing price of the Company shares is at least at a 20% premium to the HK$19.28 conversion price for five consecutive trading days, being HK$23.14 per share or above.

At 31 December 2007, all outstanding finance lease liabilities will expire between 2015 and 2017, all outstanding secured bank borrowings will expire in 2014 and all outstanding convertible bonds will expire in 2013.

The Group's bank borrowings were secured by mortgages over 5 vessels with a total net book value of US$116.1 million and an assignment of earnings and insurances in respect of these vessels.

The Group had unutilised committed bank borrowing facilities of US$101.8 million available to finance the Group's newbuilding commitments and other vessel acquisitions.

The Group's gearing ratio expressed as bank borrowings, finance lease liabilities and convertible bonds, net of cash, as a percentage of property, plant and equipment (based on net book values) and vessel finance lease receivables was 1.4% (2006: 38.1%).

Net Borrowings to Book Value of Property, Plant and Equipment


50%
40%
30%
20%
10%
0%
38.1%
1.4%
2006
2007

Net Borrowings to Shareholders' Equity


70%
60%
50%
40%
30%
20%
10%
0%
59.2%
1.2%
2006
2007

Lease Commitments

Lease commitments include vessels chartered by the Group directly and by the Pacific Basin-IHC and Pacific Basin-IHX Pools. Operating lease commitments stood at US$678.5 million (2006: US$285.1 million). These commitments excluded vessels under finance leases which were included as part of property, plant and equipment. The increase in lease commitments was mainly due to the higher average daily rates of the vessels under operating leases and an average increase of 12 chartered vessels during the year. Of these commitments, US$440.2 million related to handysize vessels and US$238.3 million related to handymax vessels, as follows:

Lease Commitments (US$ million)	**No later than one year**	**Later than one year but no later than five years**	**Later than five years**	**Total**
PB Handysize	167.0	246.0	21.9	434.9
Pacific Basin-IHC Pool	5.3	–	–	5.3
Handysize subtotal	172.3	246.0	21.9	440.2
PB Handymax	116.2	69.1	–	185.3
Pacific Basin-IHX Pool	53.0	–	–	53.0
Handymax subtotal	169.2	69.1	–	238.3
Total	341.5	315.1	21.9	678.5

Lease Commitments (days)	**No later than one year**	**Later than one year but no later than five years**	**Later than five years**	**Total**
PB Handysize	11,280	18,860	2,100	32,240
Pacific Basin-IHC Pool	190	–	–	190
Handysize subtotal	11,470	18,860	2,100	32,430
PB Handymax	3,360	2,240	–	5,600
Pacific Basin-IHX Pool	910	–	–	910
Handymax subtotal	4,270	2,240	–	6,510
Total	15,740	21,100	2,100	38,940

Note: "PB Handysize" and "PB Handymax" represent those vessels directly chartered by the Group while "Pacific Basin-IHC Pool" and "Pacific Basin-IHX Pool" represent those vessels directly chartered by the Pools.



The Group has commitments to 46,420 days under finance leases and 37,840 days under operating leases. The average daily charter rates and total number of vessel days of our PB handysize and PB handymax vessels under operating leases and finance leases in each year, assuming the purchase options will not be exercised until the expiry of the charter-hire agreements, are as follows:

	PB Handysize Operating leases		**PB Handysize Finance leases**		**PB Handymax Operating leases**	
Year	**Average daily rate** (US$)	**Vessel days**	**Average daily rate** (US$)	**Vessel days**	**Average daily rate** (US$)	**Vessel days**
2008	14,800	11,280	5,900	5,840	34,600	3,360
2009	14,100	9,260	5,900	5,840	32,900	1,530
2010	13,500	5,820	5,900	5,840	26,400	680
2011	9,500	2,200	5,800	5,860	25,700	30
2012	9,700	1,580	5,900	5,840	–	–
2013	9,800	1,100	5,900	5,840	–	–
2014	11,400	360	5,900	5,840	–	–
2015	11,000	370	5,800	3,080	–	–
2016	10,900	270	6,000	1,830	–	–
2017	–	–	5,800	610	–	–
Total		32,240		46,420		5,600

Certain lease agreements provide the Group with the option to purchase the related vessels at predetermined times and exercise prices during the lease periods. The average exercise prices of the existing purchase options for both handysize vessels and handymax vessels in the earliest years in which these options may be exercised, along with the number of vessels and the average age of such vessels in that year, are as follows:

Earliest year in which options may be exercised	Vessel type	Number of vessels		Average age of vessels (years)	Average option exercise price (US$ milion)
		Finance lease	Operating lease		
2008	Handysize	16	6	6	18.3
2009	Handysize	–	3	3	22.8
2010	Handysize	–	1	3	22.5
	Handymax	–	1	5	17.7
Total		16	11		

Capital Expenditure, Property, Plant and Equipment and Commitments

In 2007, capital expenditure amounted to US$259.4 million, mainly comprised 6 handysize and 1 handymax acquisitions and instalments on 13 newbuildings, amounted to US$252.7 million and capitalised expenditure on drydocking of US$4.8 million. Cash used for the purchase of vessels and proceeds from the sale of vessels can be illustrated in the graph below.

Proceeds from Sale of Vessels and Capital Expenditure on Vessels


Year
Proceeds from Sale of Vessels
Capital Expenditure on Vessels
2007
12 Handysize
1 Handysize
6 Handysize 1 Handymax
365.9
343.4
174.8
252.7
2006
2 Handysize
8 Handysize 2 Handymax
39.9
39.9
229.6
280.9
2005
2 Handysize
4 Handysize
2 Handymax
5 Handysize 1 Handymax
139.5
109.8
112.6
2004
14 Handysize 1 Handymax
259.9
273.8
400
300
200
100
0
100
200
300
US$ million
Sale Without Purchase Options
Sale With Purchase Options
Purchase of Vessels
Newbuilding Instalments

Note: In 2005, the Group sold and chartered back 17 handysize vessels for US$318.0 milllion. These were classified as finance leases and remained on the balance sheet as property, plant and equipment.

At 31 December 2007, the Group had property, plant and equipment of US$755.9 million, of which US$601.7 million related to 30 delivered handysize vessels and 3 delivered handymax vessels with average net book values of US$17.6 million and US$24.2 million per vessel respectively.

At 31 December 2007, the Group had non-cancellable commitments of US$274.2 million for the construction of 11 handysize vessels, 1 handymax vessel, 1 post panamax vessel and 2 tugs. These vessels are for delivery to the Group between January 2008 and July 2011. After the year end, the Group committed to US$405.9 million of other vessels as shown in the table below.

Finance for such vessel commitments will come from cash generated from the Group's operations, existing cash, unutilised committed bank borrowing facilities and additional long term borrowings to be arranged, as required. Where the commitments are in currencies other than US Dollars, the Group has entered into forward foreign exchange contracts to purchase the currencies at predetermined rates.

Vessel Capital Commitments (US$ million)	**2008**	**2009**	**2010**	**2011**	**Total**
11 handysize newbuilding vessels	137.6	49.3	–	–	186.9
1 handymax newbuilding vessel	32.1	–	–	–	32.1
1 post panamax newbuilding vessel	–	–	21.7	22.1	43.8
2 tugs	11.4	–	–	–	11.4
	181.1	49.3	21.7	22.1	274.2
Recent Vessel Commitments					
4 roll on roll off newbuilding vessels	92.2	119.0	137.7	25.9	374.8
4 tugs	9.4	19.4	2.3	–	31.1
	101.6	138.4	140.0	25.9	405.9
Total	282.7	187.7	161.7	48.0	680.1

Staff

At 31 December 2007, the Group employed a total of 292 full time shore based staff in offices in Hong Kong, Shanghai, Beijing, Dalian, Nanjing, Tokyo, Seoul, Singapore, Mumbai, Karachi, Dubai, Fujairah, Melbourne, Auckland, London, Bad Essen, Houston, Vancouver and Santiago. The largest office is in Hong Kong with 160 employees.

The Group incurred total staff costs (included in total administrative expenses) of approximately US$36.0 million in 2007 (2006: US$25.5 million), representing 3.1% of the Group's revenue for the year (2006: 4.1%).

Remuneration of the Group's employees includes fixed basic salaries, discretionary bonuses (based on both the Group's and individual's performance for the year), and long term incentives.

The Group's principal retirement benefit scheme is the Mandatory Provident Fund Scheme (the "MPF Scheme") provided under the Hong Kong Mandatory Provident Fund Schemes Ordinance for those staff employed under the jurisdiction of the Hong Kong Employment Ordinance. The MPF Scheme is a defined contribution scheme under which the employer and its employees are each required to make contributions to the scheme of 5% of the employees' relevant income, subject to a cap of monthly relevant income of HK$20,000. The Group also makes voluntary contribution. The Group's contributions to the scheme are expensed as incurred. When employees leave the scheme prior to the full vesting of the employer's voluntary contributions, the amount of forfeited contributions is used to reduce the contributions payable by the Group.

The Company's Long Term Incentive Scheme allows the Company to award eligible participants with share options and restricted share awards.

Details of share options and restricted share awards granted under the Long Term Incentive Scheme are set out in the Report of the Directors in this Annual Report.







The purpose of risk management is to ensure that management understands the risks the Group is exposed to.

The financial results of the Group are sensitive to a variety of risks. The Risk Management Committee, headed by the Company's Deputy Chief Executive Officer, actively identifies and reviews significant risks to the Group and assesses the sensitivity of Group earnings to those risks. The Group's approach to assessing and managing risks is further outlined in the Internal Controls section of the Corporate Governance Report.

The Group carries out an annual assessment of its internal controls as summarised below.


Audit Planning
Knowledge Sharing
Communication
Continuous Improvement
Internal planning
Interview key risk owners
Document and test key controls
Improve controls for significant weakness
Report results to Risk Management and Audit Committee
Feedback

The risks that the Group faces can be broadly divided into market risks, financial risks and operational risks.

- Insufficiently experienced Sea Staff/ Shore Based Staff in Ship Operations
- Insurance Coverage
- Critical Software or System Failure


Mitigation Measures
Mitigation Measures
Operational Risks
Financial Risks
Mitigation Measures

- Earnings Volatility
- Volatility in Vessel Prices
- Bunker Price Volatility
- Interest Rate Risk
- Foreign Exchange Risk

- Use of Forward Freight Agreements ("FFAs")
- Credit Risk

Market Risks

1. Earnings Volatility

The Group's operating revenue principally comprises income generated from voyages carried out by its fleet of vessels. Such income is highly dependent on prevailing market conditions, as reflected in freight rates.

How do we manage our risk?

Through long term cargo contracts, we reduce volatility in our achieved freight rates. Cargo contracts typically have a term of 12 months to 36 months. We rigorously measure and manage our coverage levels. At 22 February 2008, we had covered 63% of our 27,940 total handysize and handymax revenue days in 2008.

In addition, the Group fixes cargo contracts with a variety of international customers. Our diversified customer base prevents reliance on a single source of income and our top 15 customers account for around 31% of our revenue. For more details on counterparty risk management, please refer to financial risks section.

The Group complements its portfolio of contracts with limited use of outward time charters and Forward Freight Agreements ("FFAs") to further reduce volatility and its exposure to the freight market.

2. Volatility in Vessel Prices

The Group believes in the merits of being able to provide high quality handysize and handymax services to customers. In order to do so it is important to maintain a large and modern fleet through contracting newbuildings and through transactions in the second hand markets. As a result of these transactions, the Group risks changes in newbuilding prices and second hand vessels values.

How do we manage our risk?

The Group evaluates potential investments based on available relevant market information and estimated future profits and residual values, so as to maximise returns to shareholders.

The Group evaluates the sale and charter back of vessels on terms which may also include options for the Group to repurchase vessels at predetermined prices. Such sales carry the benefit of transferring the residual value risk of the vessel from Pacific Basin to a third party, whilst enabling the Group to maintain operational control of the vessels. In 2006 and 2007, we sold and chartered back a number of vessels for periods between 1 and 5 years.

At the end of 2007, the Group had 8 (2006: 6) handysize newbuilings and 2 (2006: Nil) post panamax newbuildings on order at Chinese yards. Besides, it had 3 (2006: 6) handysize newbuildings and 1 (2006: Nil) handymax newbuilding on order at Japanese yards. The Group contracts with leading and reputable shipyards, or with other yards whose performance under the newbuilding contracts is guaranteed by banks acceptable to the Group in the form of refund guarantees for payments made prior to the delivery of the vessels.

In the case of second hand vessel transactions, the Group evaluates the credit worthiness of its counterparties. When selling ships, sales contracts contain an industry standard clause of a 10% pre-delivery deposit as security for the fulfilment of a buyer's obligation. When buying ships, the risk of non-delivery would be covered by an arrest of the vessel in question.

3. Bunker Price Volatility

The Group's results may be significantly affected by the fluctuation of bunker prices as it is a significant cost to the Group. The bunker prices are determined by the market demand and supply, which is outside the control of the Group.

How do we manage our risk?

To mitigate the risk arising from future oil price fluctuations, the Group hedges its expected future bunker requirement for each long term cargo contract by entering into bunker swap contracts or bunker forward contracts at the time of negotiation of each long term cargo contract. As at 31 December 2007, the Group had hedged all of its estimated bunker requirements under signed cargo contracts amounting to an aggregate of 312,000 metric tonnes for 2008 to 2012.

4. Interest Rate Risk

The Group's interest rate risk is mainly associated with its interest-bearing bank borrowings and finance lease liabilities.

How do we manage our risk?

The Group's overall policy on managing interest rate exposure is to have a mixed portfolio of floating and fixed interest rates.

For interest-bearing bank borrowings, we managed interest rate risk during the year by entering into interest rate swap contracts with the lending banks, giving an effective hedged interest rate of 5.7%.

For finance lease liabilities, we pay fixed bareboat hire payments which are based on fixed interest rates over the life of the lease, giving an effective fixed interest rate which ranges from approximately 6.6% to 8.2% (2006: approximately 6.6% to 7.0%).

The Group performs regular analysis on interest rate exposure by considering refinancing, renewal of existing positions, alternative financing and hedging.

5. Foreign Exchange Risk

The Group's functional currency is the United States Dollar as the majority of the transactions are denominated in this currency. The Group's exchange rate fluctuation risk is mainly in respect of the purchase of vessels in foreign currencies, principally Japanese Yen.

How do we manage our risk?

For daily operations, we receive US dollars and make all significant payments in US dollars. Local costs of our offices outside Hong Kong represent an insignificant portion of our total expenses. For vessel purchases, at the time a vessel is contracted, the Group hedges its future foreign currency payment instalments to the shipyards by entering into forward foreign exchange contracts with our relationship banks with terms that match the payment schedule of the construction of the vessel until delivery.

Typically these contracts range between 1 and 3 years depending on the length of the construction periods of the vessels, and our current furthest exposure is the third quarter of 2009. The total value of foreign exchange hedges in place as at 31 December 2007 is US$121 million (JPY 13 billion), related to four vessels contracted prior to the end of 2007.

Financial Risks

1. Use of Forward Freight Agreements ("FFAs")

The Group enters into FFAs on a limited basis as a method of hedging part of its forward freight exposure, where a ship is not yet booked with a 'physical' cargo contract or a 'physical' cargo contract is not yet covered by a vessel commitment.

How do we manage our risk?

To manage the risk over the use of FFAs, the Board sets out policies under which the Group enters into FFAs on a limited basis. Day to day responsibility of monitoring adherence to the policy is delegated to the Executive Committee. The policy clearly defines authority levels and limits for hedging purposes, segregation of duties, access rights to the database system and reporting requirements.

FFAs normally run for a period of 3 to 12 months. During the year ended 31 December 2007, the Group sold FFAs with a contract value of US$110.7 million (2006: US$67 million) and bought FFAs with a contract value of US$86.4 million (2006: US$37.1 million).

2. Credit Risk

The Group's credit risk primarily relates to its long term contract coverage including COAs, outward period charters and FFAs.

How do we manage our risk?

The Group's losses from uncollected freight and charter-hire payments amounted to approximately 0.1% (2006: 0.2%) of profit attributable to shareholders in 2007.

Pacific Basin has implemented the following measures to mitigate this risk.

- Following the industrial practice that 95% to 100% of freight is paid upon completion of loading, with the balance paid after completion of discharge.
- Fixing long term contracts with large agricultural, industrial and mining companies or companies with a successful track record and reputation.
- Adopting and improving policies to assess the credit worthiness of customers to ensure vessels are chartered to customers with an appropriate credit history. Credit terms are normally not given to customers.

Operational Risks

1. Insufficiently experienced Sea Staff/Shore Based Staff in Ship Operations

The Group is heavily reliant on the quality of its sea and shore based staff to minimise the operational risk of grounding, collision, pollution or violation of Group and statutory regulations. Such events could result in financial losses through loss of hire, cost of vessel repairs, third party claims and penalties for statutory violations or from loss of reputation caused by delay and customer dissatisfaction.

How do we manage our risk?

To achieve a high standard of ship operation through good management systems, the Group has established the internal Pacific Basin Management System which observes the requirements of the mandatory ISM Code, the voluntary International Standards ISO 9001, ISO 14001 and OHSAS 18001. In addition to annual internal audits of the Group and its fleet, the Group is audited annually for compliance with the standards by external auditors, Lloyds Register of Shipping.

In order to maintain a stable and competitive sea and shore based staff team, Pacific Basin has implemented the following measures:

- Sea staff are recruited from more than one country without placing undue reliance on one manning source;
- We continue to invest in the training and development of sea and shore based staff. Policies in this regard include pre-joining briefing and training of officers, on board training of crew by the Fleet Training Superintendents, the provision of training seminars and courses ashore for Masters and officers, training manning agents to ensure compliance of employment policies, and the provision of in-house training sessions and external seminars to shore based staff to keep them updated with industry and regulatory developments; and
- An annual staff performance appraisal system is used to identify strengths and correct weaknesses in staff, and an incentive scheme is in place to encourage and retain employees.



2. Insurance Coverage

The inherent risks incident to the operation of vessels include sinking, collision, other marine disasters, environmental pollution, cargo and property damage and loss and business interruption.

How do we manage our risk?

To minimise the likely financial consequences, the Group uses a range of insurance products, including hull and machinery, war risk, P&I cover, freight demurrage and defense cover, bunker insurance, charterers liability, purchaser interest, charters advance profit cover, ship owner liability and cargo liability cover. We insure to the highest standards in the industry.

Insurances are only arranged with reputable underwriters. We use a group of 12 well-known international underwriters giving competitive premiums.

The insured value of our fleet is not less than the vessels' market values.

At the end of 2007, the aggregate value of hull and machinery insurance for our owned (US$1,696 million) and newbuilding (US$616 million) vessels combined with the value of hulls insured under purchasers interest insurance for our chartered vessels on operating leases (US$591 million), amounted to US$2.9 billion. Furthermore, the value of maximum loss of future earnings under purchasers interest insurance for our chartered vessels on operating leases amounted to US$60 million. Environmental cover is insured under P&I policies and oil pollution has coverage of up to US$1 billion per vessel per incident.

A monthly review of the insured values is carried out to ensure insurance coverage is adequate.

3. Critical Software or System Failure

Certain software and systems are critical to the smooth operations of the Group's business. They include the database system which records all the Group's business activities, the electronic communication system and the financial accounting system. Their failure could have a severe negative impact on the business and earnings.

How do we manage our risk?

The maintenance and protection of software and systems, and the development and implementation policies, are carried out by the Group's IT department. They are responsible for the development of the Group's IT infrastructure in accordance with the Group's requirements and in particular the development and maintenance of anti-virus and firewall systems to protect our computer systems, servers, laptops and other fixed or portable computer devices from viruses or similar hazards.

The Group manages this risk by:

- Having an IT Steering Committee regularly reviews and evaluates any system incidents reported;
- Developing and maintaining certain preventive or contingency measures to minimise the risk of system failures or to deal with the system breakdowns according to the Group's IT policies. For example, onsite and remote back-up facilities are maintained to ensure that systems can be recovered and made operational within four hours of a failure in the event of hardware/software failure or damage; and
- Providing external technical training to the IT staff.



Environmental and Corporate Social Responsibility

Pacific Basin recognises its responsibilities in respect of the environment, health and safety and our society. The Group is committed to fostering long term relationships with its shareholders, employees, customers, business partners and other stakeholders and we aim always to apply high standards of management, customer service and corporate governance. With these responsibilities and values in mind, we strive to deliver the best possible service to our customers and to enhance shareholder value.

Environmental and Safety Responsibility

Environmental Policy

Pacific Basin acknowledges the impact of its operations on the environment and is committed to evaluating and adopting solutions to mitigate such impact. The Group believes in participating in an open exchange of views with other companies, governments and industry organisations to promote sustainable development. Solutions will include predominantly technical improvements in energy efficiency in our operations.

In 2006 a dedicated Environmental Committee was established consisting of relevant senior PB staff and external advisors, chaired by the Deputy Chief Executive Officer. The Committee's objectives are to assess and promote available and feasible methods of reducing the Group's environmental footprint and evaluate new technology relevant to achieving this purpose as it becomes available.

Environmental stewardship is an important aspect of our business and to that end the Group is voluntarily committed to the transparent reporting of environmental data and identifies, evaluates and tracks to the best of its ability the consumption of energy and the production of greenhouse gases and other emissions. With no world wide industry regulations in place to restrict marine emissions and with abatement technology in its infancy, Pacific Basin believes that any policy it adopts must be flexible enough to adapt to international frameworks as well as be able to embrace new and improved technologies.

Industry leadership

Pacific Basin has an overall goal to be at the forefront of the industry on environmental matters and intends to maintain an industry leadership position, where feasible, in the research, testing and adoption of environmentally beneficial marine sector technology as this develops in coming years. The Group will encourage the sharing of proven best practices in environmentally progressive initiatives within the industry.

Emission Reduction Initiatives

Pacific Basin has adopted several initiatives to reduce vessel emissions and constantly evaluates and researches new technologies and practices to ensure the company realises its industry leadership goals.

Examples of initiatives already undertaken include installing Propeller Boss Cap Fins to improve propeller efficiency and reduce fuel consumption, garbage compactors that improve waste management onboard vessels, and oily water separators which eliminate oil effluent in waste water. New technologies designed to reduce emissions such as sea water scrubbers are being evaluated by the Company.

By virtue of a fleet average age of 6.6 years, compared to the handysize average of 18 years, Pacific Basin's ships are among the most efficient in the world. In 2007, by focusing on the sulphur content of fuels consumed, we were able to reduce our sulphur emissions by 6% per tonne mile to be in line with the best practices of the industry.



Safety

Operational safety is of utmost importance to Pacific Basin. We are committed to the safe and environmentally conscious operation of ships through a proactive management system, both ashore and at sea by conforming to the mandatory International Safety Management (ISM) Code and the voluntary ISO 9001, ISO 14001 and OHSAS 18001 standards.

The Pacific Basin Management System (PBMS) aims to achieve:

- Safety at sea and the prevention of human injury or loss of life;
- The avoidance of damage to the environment, in particular to the marine environment, and to property; and
- Customer satisfaction through determining and meeting customer requirements.

The Group is certified by Lloyds Register Quality Assurance (LRQA) to the voluntary Environmental and Occupational Health & Safety Management Systems conforming to ISO 14001 and OHSAS 18001 standards, demonstrating its commitment to environmental protection and occupational health and safety. Our technical operations are also certified to the Quality Management System conforming to the ISO 9001 standard.

We have complied with the voluntary "Green Flag Incentive Scheme" instituted by the port of Long Beach in 2007 and we have received a number of boarding evaluation reports from the Department of Ecology in the State of Washington, USA, commending our operation of the vessels, and our strong commitment to marine safety and the protection of the marine environment.

Standards and Training

To operate successfully, the Group aims to provide all employees with a safe, healthy and fulfilling work environment. Ongoing training programmes held ashore and on board aim to ensure that the skills of its personnel ashore and at sea are continuously maintained and improved.

We employ Fleet Training Superintendents, well versed with our management system, to sail on our vessels for specific and on-the-job training in safety and key operational areas. This assists our crews in maintaining a high standard of ship operation. We also conduct half yearly training seminars, where our senior officers interact with our managers on topical issues and trends in the company and industry. Participants include speakers from the insurance sector, port state control officers, and manufacturers of machinery and equipment, giving our senior officers an external perspective on these issues.

Shore based staff attend frequent in-house training sessions and external seminars to keep themselves abreast of industry developments and new regulatory requirements. Staff members are also encouraged to undertake higher education courses, for which the company will provide financial assistance where appropriate.

We are committed to providing services of the highest standards to our customers and business partners worldwide. This is achieved by conducting our business in accordance with industry best practices and meeting or exceeding statutory requirements and compliance with maritime laws and treaties as applied by the International Maritime Organisation, relevant Flag State administrations, classification societies and other recognised maritime industry organisations.

We continue to strengthen our network of regional offices to ensure that we offer our customers direct and local access to our chartering and operations teams. Following the opening of offices in Fujairah, Dubai and Beijing last



year, in 2007 we opened new offices in Auckland, Santiago and Nanjing.

We pride ourselves on providing high quality vessels, manned by competent crew. The average age of our core fleet is 6.6 years, one of the youngest in our sector. The training of our crews focuses on quality and retention of the best.

The Community

The Group acknowledges its position as a responsible member of the community both in Hong Kong and in the cities and ports where Pacific Basin carries out its worldwide trades.

We are a member of the Shipping Consultative Committee of the Hong Kong Flag State, BIMCO, Intercargo and the Hong Kong Shipowners Association, and have affiliations with maritime organisations including the Baltic Exchange. We also maintain a close relationship with other shipping companies, particularly in regard to environmental issues.

As one of the largest foreign employers of Chinese crew, we continue to be a major supporter of the Chinese seafaring community and the training of Chinese seafarers. With the present shortage of maritime personnel, we have extended employment opportunities to the Philippines and aim to develop a responsible operation in that country.

We make contributions to charity and community programmes, recognising the need to be supportive of maritime industry projects and other causes. In 2007, we supported a number of charities including The Community Chest of Hong Kong, The World Wide Fund for Nature (Hong Kong), The Hong Kong Maritime Museum Trust, The Hong Kong Cancer Fund, The Hong Kong Red Cross and The British and International Sailors Society.



Corporate Governance



Pacific Basin is committed to achieving and maintaining the highest standards of corporate governance consistent with the needs and requirements of the business and its stakeholders, and consistent with the Code on Corporate Governance Practices (the "Code") of The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The Group has considered the Code and has put in place corporate governance practices to meet all of the code provisions.

Throughout the year the Group has complied with all code provisions of the Code, as contained in Appendix 14 of the Listing Rules. The Group continues to adopt the recommended best practices under the Code; however there are areas where full implementation is not considered appropriate, including the following:

(i) The Group provides a quarterly trading update to enable its shareholders to assess the performance, financial position and prospects of the Group. This is instead of announcing and publishing its quarterly results, as the Group believes this gives the shareholders the key quarterly information to assess the development of the Group's business in a cost effective manner; and

(ii) The Group seeks continuous improvement of the effectiveness of its internal control procedures. A Risk Manager was recruited during 2007 to co-ordinate the annual audit of control procedures in respect of all significant risks with findings reported to the Audit Committee and direct access to the Audit Committee chairman. The risk manager's functions include aspects that would be covered by an internal audit function, and as the business grows this function will be expanded. The Risk Manager employs staff from different sections of the Group to carry out internal control reviews in sections other than their own, to assist the internal audit function. The Board will continue to assess the structure of the internal audit function on a regular basis in line with the development of the Group.

The Board of Directors

The Board's primary responsibilities are to formulate Pacific Basin's long term corporate strategies, to oversee the management of the Group, to evaluate the performance of the Group and to assess the achievement of targets periodically set by the Board. The Board is directly accountable to the shareholders and is responsible for preparing the financial statements.

The Board is also required to approve (i) acquisitions or disposals that require shareholder notification or approval under the Listing Rules; (ii) developments in the strategic direction of the Group; and (iii) matters involving a conflict of interest for a substantial shareholder or Director.

The Board comprises eleven Directors whose biographical details are set out in the "Directors, Senior Management and Key Staff" section of this Annual Report. Five of the Directors are executive, two are non-executive and four are independent non-executive, who represent more than one-third of the Board. The six non-executive Directors bring a broad range of financial, regulatory and commercial experience and skills to the Board, which contributes to the effective strategic management of the Group. The executive Directors are not permitted to engage in any other business which is in competition with that of the Group, and are required, with the exception of the Deputy Chairman, to devote all of their active business time to the business and affairs of the Group.

In accordance with the Company's Bye-laws, at each annual general meeting one-third of the Directors (rounded up if their number is not a multiple of three) shall retire from office by rotation.

Please refer to the Report of the Directors for the composition of the Board and Board Committees and the terms of appointment of each Director.

The posts of Chairman and Chief Executive Officer are held separately by Mr. David M. Turnbull (who was appointed on 1 January 2008 when the former Chairman Mr. Christopher R. Buttery stepped down and assumed the position of Deputy Chairman) and Mr. Richard M. Hext respectively and their roles and responsibilities are separate and are set out in writing.

The Chairman is responsible for formulating and setting Group strategies and policies in conjunction with the Board and for ensuring that he and his delegates shall, in



the capacity of Chairman, comply with the responsibilities under the Code. The Chief Executive Officer and the Deputy Chief Executive Officer are charged with running the Group and are responsible for ensuring that appropriate information is circulated regularly so that Board members can actively contribute to the Group's development. The Chief Executive Officer and the Deputy Chief Executive Officer are also responsible for managing Group strategic initiatives and major business activities such as mergers/acquisitions and the sale and purchase of vessels.

Pursuant to the requirement of the Listing Rules, the Company has received written confirmation from all four independent non-executive Directors of their independence from the Company and considers them to be independent. Mr. Alasdair G. Morrison, an independent non-executive Director of the Company appointed on 1 January 2008, was a member of the global management committee of Morgan Stanley, as well as a director of a number of Morgan Stanley's subsidiaries operating in Asia (the "MS Group") until April 2007. The MS Group provides asset management and securities trading services to SH Group.

Although Mr. Morrison does not meet the factor of independence set out in Rule 3.13(3) of the Listing Rules as a result of his prior relationship with the MS Group within one year immediately prior to the date of his appointment to the Board, the Company considers that Mr. Morrison is independent and is able to carry out his duties as an independent non-executive Director of the Company for the following reasons:

- Other than Rule 3.13(3) of the Listing Rules, Mr. Morrison is able to confirm his independence to the Stock Exchange in respect of each of the other factors set out in Rule 3.13 of the Listing Rules;

- Mr. Morrison no longer has any employment or other existing relationship with the MS Group, nor is he a director of any company within the MS Group;

- Mr. Morrison was not involved in the asset management, wealth management and securities trading services provided to the SH Group when he was at MS Group;

- Dr. Lee does not himself have any direct contractual or other relationship with the MS Group and no service is directly provided to Dr. Lee by the MS

Group. The MS Group only provides services to the SH Group. Accordingly, there is only a very indirect connection between the MS Group and Dr. Lee. Furthermore, Dr. Lee is a non-executive Director and one member of the 11-member Board, who is not in a position to influence the choice of MS Group as a professional adviser to the Company;

- The professional services provided to the SH Group, the amount of assets under management and the fees payable are not significant or material to either Dr. Lee or the SH Group or the MS Group;

- Other than its asset management, wealth management and securities trading services provided to the SH Group, the MS Group does not currently provide nor has it within one year immediately prior to the date of Mr. Morrison's appointment provided services to the Company, its holding company or any of their respectively subsidiaries or connected persons; and

- After due and careful consideration, the Company's Nomination Committee considers Mr. Morrison suitably independent to carry out his duties as an independent non-executive Director.

The Board met on seven occasions during 2007. The attendance of individual Directors at the Board meetings and three other Board Committees (the Audit Committee, the Remuneration Committee and the Nomination Committee) is set out in the table below.

	Meetings Attended/Held			
	Board	**Audit Committee**	**Remuneration Committee**	**Nomination Committee**
Executive Directors				
Christopher R. Buttery	7/7			
Richard M. Hext	7/7			
Wang Chunlin	7/7			
Klaus Nyborg	7/7			
Jan Rindbo (appointed on 1 April 2007)	6/6			
Paul C. Over (resigned on 31 March 2007)	1/1			
Non-executive Directors				
Dr. Lee Kwok Yin, Simon	6/7		2/2	2/2
Daniel R. Bradshaw	7/7	3/3	2/2	2/2
Independent non-executive Directors				
Robert C. Nicholson	6/7	2/3	2/2	2/2
Patrick B. Paul	6/7	3/3	1/2	1/2
The Earl of Cromer (resigned on 1 January 2008)	6/7	2/3	2/2	2/2
David M. Turnbull	7/7	3/3	2/2	2/2

The Board confines itself to making broad policy decisions, such as the Group's overall strategies and policies, annual budgets and business plans, while delegating responsibility for more detailed consideration to the various Board Committees and the executive Directors. The executive Directors are responsible for overseeing the Group's business operations, implementing the strategies laid down by the Board and making day-to-day operating decisions.

The Board has established Audit, Remuneration and Nomination Committees in accordance with the Code and all or a majority of the members of the Committees are independent non-executive Directors. The Board has also established an Executive Committee to streamline the decision making process of the Company in certain circumstances. Decisions made by the Board and the Board Committees are based on detailed analysis prepared by management. The terms of reference of these

Board Committees are posted on the Company's website at www.pacbasin.com.

The Audit Committee

The Audit Committee consists of all four independent non-executive Directors, namely Mr. Patrick B. Paul (Committee Chairman), Mr. Robert C. Nicholson, Mr. David M. Turnbull and Mr. Alasdair G. Morrison (who has become a member of the Audit Committee since 1 January 2008), and one non-executive Director, Mr. Daniel R. Bradshaw. The Earl of Cromer was a member of the Audit Committee until 1 January 2008 when he resigned as an independent non-executive Director of the Company.

The main responsibilities of the Audit Committee are to review the financial statements and the auditors' reports and monitor the integrity of the financial statements. The Audit Committee is also charged with reviewing the effectiveness of the financial reporting system and internal control procedures. Other responsibilities include the policy for the engagement of auditors, approval of the auditors' remuneration, discussion of audit procedures and any other matters arising from the above.

The Audit Committee held three meetings during the year. The work of the Audit Committee in 2007 included reviews of:

(i) the 2006 annual report and annual results announcement with a recommendation to the Board for approval;

(ii) the external auditors' audit committee report in respect of the 2006 audit;

(iii) the 2007 interim report and interim results announcement;

(iv) the independence of all independent non-executive Directors;

(v) the progress and results of management's self assessment of risks and internal controls;

(vi) connected party transactions;

(vii) the external auditors' 2007 audit strategy memorandum and approval of the 2007 audit plan; and

(viii) accounting treatment of specific transactions.

During the reporting year, the Audit Committee met with the external auditors twice without the presence of any executive Directors.

The Remuneration Committee

The Remuneration Committee consists of two non-executive Directors, namely Dr. Lee Kwok Yin, Simon and Mr. Daniel R. Bradshaw and all four independent non-executive Directors, namely Mr. Robert C. Nicholson (Committee Chairman), Mr. Patrick B. Paul, Mr. David M. Turnbull and Mr. Alasdair G. Morrison (who has become a member of the Remuneration Committee since 1 January 2008). The Earl of Cromer was a member of the Remuneration Committee until 1 January 2008 when he resigned as an independent non-executive Director of the Company.

The main responsibility of the Remuneration Committee is to determine the remuneration structure of the executive Directors and senior management, taking into account the salaries paid by comparable companies, as well as the time commitment and responsibilities of the executive Directors and senior management. It makes recommendations to the Board for the remuneration of non-executive Directors. It also reviews and approves performance-based remuneration and administers and oversees the Group's Long Term Incentive Scheme. The Remuneration Committee ensures that no Director is involved in deciding his own remuneration.

The Remuneration Committee held two meetings during the year. The work of the Remuneration Committee included the following matters:

- approval of 2006 year end bonuses and 2007 salary increases for executive Directors and senior management;
- award of a total of 10,007,500 restricted shares under the Long Term Incentive Scheme to 2 executive Directors and 79 staff members;

- approval of Mr. Christopher R. Buttery's new Service Agreement with effect from 1 April 2007;
- approval of management's proposal to increase the salary level of a senior staff member; and
- approval of the employment terms and compensation package of Mr. Alasdair G. Morrison as an independent non-executive Director of the Company with effect from 1 January 2008.

The Nomination Committee

The Nomination Committee consists of two non-executive Directors, namely Dr. Lee Kwok Yin, Simon and Mr. Daniel R. Bradshaw and all four independent non-executive Directors, namely Mr. Robert C. Nicholson (Committee Chairman), Mr. Patrick B. Paul, Mr. David M. Turnbull and Mr. Alasdair G. Morrison (who has become a member of the Nomination Committee since 1 January 2008). The Earl of Cromer was a member of the Nomination Committee until 1 January 2008 when he resigned as an independent non-executive Director of the Company.

The Nomination Committee meets as and when required to oversee the nomination of Directors to the Board ensuring that all such nominations are fair and transparent and that the Board benefits from the right balance of skills, experience and knowledge to govern effectively. The Nomination Committee also reviews the structure, size and composition of the Board, paying regard to the Stock Exchange board composition rules.

The Nomination Committee held two meetings during the year. The work of the Nomination Committee included the approval to the Board of:

- the appointment of Mr. Jan Rindbo as an executive Director of the Company with effect from 1 April 2007;
- the standing down of Mr. Christopher R. Buttery from the position of the Chairman and his appointment as the Deputy Chairman with effect from 1 January 2008; and
- the appointment of Mr. Alasdair G. Morrison as an independent non-executive Director and a member of the Audit, Remuneration and Nomination Committees with effect from 1 January 2008.

The Executive Committee

The Executive Committee consists of four executive Directors: Chief Executive Officer Mr. Richard M. Hext (Committee Chairman), Deputy Chief Executive Officer Mr. Klaus Nyborg, executive Directors Mr. Wang Chunlin and Mr. Jan Rindbo (who has become a member of the Executive Committee since 23 January 2008). Mr. Christopher R. Buttery, currently the Deputy Chairman of the Company, had been a member of the Executive Committee since its establishment in July 2005 until 23 January 2008 when he resigned from the Executive Committee.

The main responsibilities of the Executive Committee are (i) to identify and execute transactions for vessel purchases and sales that do not require shareholders' notification or approval under the Listing Rules; (ii) to identify and execute the sale and charter back of vessels; (iii) to identify and execute transactions for long term charters (inward); and (iv) set cargo cover levels which are within the normal course of the business of the Group. In addition, it has the authority to (v) make decisions over commencement or cessation of employment and ongoing remuneration for "key staff" as listed in the Directors, Senior Management and Key Staff section of this Annual Report; and (vi) exercise the Company's general mandate to repurchase shares in accordance with the parameters set by the Board and the limits approved by the shareholders.

Internal Controls

Framework

The Board has overall responsibility for the Group's system of internal control and the assessment and management of risks. The Group's Risk Management Committee ("RMC") which is headed by the Company's Deputy Chief Executive Officer, actively identifies and reviews significant risks of the Group. Its objective is to strengthen the Group's risk management culture and to minimise the sensitivity of the Company's earnings to the risks we face.

The system of internal controls is designed to provide reasonable, but not absolute, assurance against human error, material misstatement, losses, damages or fraud. Please also refer to the Risk Management section of this Annual Report.

The Group has in place a framework that is consistent with the COSO (the Committee of Sponsoring Organisation of the Treadway Commission) framework which has the following five components:

- Control environment – Defined organisational structures are established. Authority to operate various business functions is delegated to respective management within limits set by head office management or the executive Directors. The Board meets on a regular basis to discuss and agree business strategies, plans and budgets prepared by individual business units. The performance of the Group is reported to the Board on a monthly basis.
- Risk assessment – The Group identifies, assesses and ranks the risks that are most relevant to the Group's success according to their likelihood, financial consequence and reputational impact on the Group.
- Control activities – Policies and procedures are set for each business function which includes approvals, authorisation, verification, recommendations, performance reviews, asset security and segregation of duties.
- Information and communication – The Group documents operational procedures of all business units. The risks identified and their respective control procedures are documented in risk registers by the RMC and reviewed by the Audit Committee at least annually.
- Monitoring – The Group adopts a control and risk self-assessment methodology, continuously assessing and managing its business risks by way of internal audits, and communication of key control procedures to employees. The RMC is tasked with the responsibility to assess the performance and effectiveness of the controls on a systematic basis. Findings of the assessments are submitted to the Audit Committee.

Annual assessment

Activities, procedures, existing controls and new controls to be implemented are documented in the risk registers. The existence and effectiveness of the existing control procedures are tested with a frequency being determined by reference to the ranking of each individual risk area. All control procedures of significant risks are tested annually and others once every two to three years.

The criteria for assessing the effectiveness of internal controls are based on an assessment of whether the documented control processes have operated throughout the period being reviewed, and to identify whether there are any control weaknesses. During 2007, a Risk Manager was recruited, and became a member of RMC, to co-ordinate the annual audit of control procedures in respect of all significant Group risks with findings reported to the Audit Committee. This work was carried out by staff from different sections of the Group to those where the controls were being tested.

Effectiveness of internal control system

The Board is responsible for the Group's system of internal controls and for reviewing its effectiveness. The



Group's system of internal controls is designed for the identification and management of risks that are significant to the fulfillment of its business objectives. The Audit Committee reviews the findings and opinion of the RMC on the effectiveness of the Group's system of internal control and reports to the Board annually.

In respect of the year ended 31 December 2007, the Board has reviewed the internal control systems of the Group and no significant areas of concern were identified.

Controls on price-sensitive information

With respect to the procedures and internal controls for the handling of and dissemination of price sensitive information:

- the Group is fully aware of its obligations under the Listing Rules;
- the Group conducts its affairs with close regard to the "Guide on Disclosure of Price-sensitive Information" issued by the Stock Exchange in 2002;
- through channels such as financial reporting, public announcements and websites, the Group has implemented and disclosed its policy on fair disclosure by pursuing broad, non-exclusionary distribution of information to the public;
- the Group has included in its Code of Conduct a strict prohibition on the unauthorised use of confidential or insider information; and
- the Group has established and implemented procedures for responding to external enquiries about the Group's affairs, so that only the Chief Executive Officer, Deputy Chief Executive Officer and investor relations team are authorised to communicate with parties outside the Group.

Directors' Securities Transactions

The Board of Directors has adopted the Model Code for Securities Transactions by Directors of Listed Issuers, as set out in Appendix 10 of the Listing Rules (the "Model Code").

The Board confirms that, having made specific enquiry of all Directors, the Directors of the Company have complied with the required standard set out in the Model Code and its code of conduct regarding directors' securities transactions.

Senior Management and Staff Securities Transactions

The Company has adopted rules for senior managers and those staff who are more likely to be in possession of unpublished price-sensitive information or other relevant information in relation to the Group based on the Model Code for Securities Transactions by Directors (the "Dealing Rules"). These senior managers and staff have been individually notified and provided with a copy of the Dealing Rules.

Directors and Senior Management-Remuneration and Share Ownership

Details of the remuneration and share ownership of the Directors and senior management are contained in the Remuneration Report and Report of the Directors of this Annual Report.

Auditors' Remuneration

Remuneration paid to the Group's external auditors for services provided for the year ended 31 December 2007 is as follows:

	US$'000
Audit	1,059
Non-audit	818
Total	1,877



SILVER LAKE
HONG KONG

Di
Se
Ma me
an

EXECUTIVE DIRECTORS

Christopher R. Buttery
age 57, Deputy Chairman

Christopher Buttery has over 30 years of experience in the shipping industry. He graduated from University College, Oxford University in 1971 with a Bachelor of Arts (subsequently Master of Arts) degree in Modern History. He first joined Jardine, Matheson & Company Limited and progressed through various shipping-related corporate assignments in Hong Kong, Taiwan, and Japan, becoming a Director of Jardine Shipping Limited in 1979 after completing the London Business School Executive Programme. He founded the original Pacific Basin business in 1987 and was Chairman and Chief Executive when that business was listed on Nasdaq in New York from 1994 to 1996. The business was acquired by a third party in September 1996 and, after one year as an advisor to the acquiror, he left the group and was instrumental in re-establishing the current Pacific Basin in 1998. He has served as a Director of Jardine Fleming Japanese Smaller Companies Limited (listed on The London Stock Exchange) and is also a Director of The Ton Poh Emerging Thailand Fund. Mr. Buttery became Deputy Chairman of the Group in 2001 and Chairman in March 2004. He stood down as Chairman and assumed the position of Deputy Chairman on 1 January 2008. He will resign as an executive Director and Deputy Chairman on 30 June 2008 but will remain with the Group as a senior consultant.

Richard M. Hext
age 50, Chief Executive Officer

Richard Hext has lived in Asia for 30 years and has been in shipping for over 29 years. He graduated from Worcester College, Oxford University in 1978 with a Bachelor of Arts (subsequently Master of Arts) degree in Modern History and Economics. He has since attended executive programmes at INSEAD, Oxford University and Stanford University. He served with John Swire & Sons Limited from 1978 to 2000 during which time he held senior management positions with a number of Swire subsidiaries and joint ventures including P&O Swire Containers in Australia, Steamships Trading in Papua New Guinea, Swire Pacific Offshore in the United Arab Emirates and in Qatar and The China Navigation Company Limited in Hong Kong where he was Managing Director from 1996. From early 2000 he was a Director of John Swire & Sons (HK) Limited which controls a number of Hong Kong companies including Hong Kong-listed Swire Pacific Limited. He also served on the boards of Modern Terminals Limited, Hong Kong Salvage and Towage and Hong Kong United Dockyards. From late 2000 to early 2003, he was Chief Executive Officer of LevelSeas Limited. From 2003 until early 2005 he served as Chief Executive Officer of the Marine Services Division of V Ships. Mr. Hext joined Pacific Basin in April 2005. He was appointed as Chief Executive Officer in April 2006.

Klaus Nyborg

age 44, Deputy Chief Executive Officer

Klaus Nyborg has a Diploma (Econ), and Bachelor of Arts and MSc degree in Business and Business Law – all from Copenhagen Business School and has since attended executive programmes at London Business School and IMD. He started his career in shipping in 1990 with A.P. Moller-Maersk where he served as General Manager, Corporate Secretariat. He was General Manager & Regional CFO of Maersk Sealand for the Europe/Africa region in 1997/98, then Vice President/Regional CFO and Head of Corporate Affairs for Asia, Oceania and the Middle East from 1998 to 2001. He was CFO and Director of Maersk Logistics International until 2002 when he joined TORM (a Copenhagen and NASDAQ-listed product tanker and dry bulk shipping group) where he was the CFO and an executive Director until June 2006. Mr. Nyborg joined Pacific Basin as an executive Director and Deputy Chief Executive Officer in September 2006.

Wang Chunlin

age 44, Executive Director, Group Business Development

Wang Chunlin graduated from the University of International Business and Economics in Beijing in 1986 and has since attained a MBA degree from Murdoch University in Australia and a MSc degree in International Shipping and Transport Logistics from the Hong Kong Polytechnic University. Mr Wang has been in shipping since joining the Sinotrans Group in Beijing in 1986. From 1993 to 1995, he served as Managing Director of Sinotrans' joint venture International Container Leasing Company Ltd. In 2002, he was promoted to Assistant President of Sinotrans Group and Managing Director of Sinotrans Shipping Limited. In 2005, he joined IMC Group where he was a director of IMC Pan Asia Alliance Pte. Ltd. and Managing Director of IMC Shipyard and Engineering Ltd. Mr. Wang joined Pacific Basin on 1 March 2006 with responsibility for group business development and is currently responsible for Asia Pacific Maritime and Infrastructure Group (APMIG), a wholly owned subsidiary specialising in maritime infrastructure projects in China. Mr. Wang's term as an executive Director commenced in September 2006.

Jan Rindbo

age 33, Managing Director, IHC & IHX

Jan Rindbo, graduated from Naestved Business College in Denmark in 1993. In 1994 following his military service, he joined TORM, a major Danish ship owning and operating group listed in Copenhagen and on NASDAQ in New York, where he specialised in handysize chartering activities and pool operations. He was promoted to the position of Chartering Manager with TORM Asia, Hong Kong in 1996. From 1998 to 1999, he served with TORM in Denmark and was then promoted as Vice President with TORM Bulk USA in Portland Oregon in 1999. He returned to Hong Kong to manage the activities of the International Handybulk Carriers Pool (the "IHC Pool") established by the Company in 2001. He was initially seconded by TORM to the Company and became fully employed by the Company in 2004. He is currently responsible for the chartering and commercial operations of the handysize and handymax vessels. He attended the International Executive Development programme at INSEAD in 2007. Mr. Rindbo's term as an executive Director commenced in April 2007.

NON-EXECUTIVE DIRECTORS

Daniel R. Bradshaw

age 61

Daniel Bradshaw graduated from Victoria University of Wellington (New Zealand) with a Bachelor of Laws (1969) and a Master of Laws (1971) and has been admitted as a solicitor in New Zealand, England and Hong Kong. Since 1978 he has worked at Johnson, Stokes and Master (now Mayer Brown JSM), from 1983 to 2003 as a partner and from 1996 to 2003 as head of the firm's shipping practice and since 2003 as a consultant. He was Vice Chairman of the Hong Kong Shipowners' Association from 1993 to 2001 and he was a member of the Hong Kong Port and Maritime Board until 2003. He is currently a member of the Maritime Industry Council of Hong Kong and is on the board of Euronav, a Euronext listed tanker company. Mr. Bradshaw joined the Board of Pacific Basin as a non-executive Director and Deputy Chairman in April 2006. He stood down from the position of Deputy Chairman on 1 January 2008 and continues his position as a non-executive Director of the Company.

Dr. Lee Kwok Yin, Simon

M.B.E., J.P.

age 80

Dr. Lee is Chairman of the Sun Hing Group of Companies (SH Group), which was established in 1945 and is involved in shipping, insurance, warehousing, transportation and real estate investments in Hong Kong and Canada. He has served extensively on marine-related government committees, including a term as Chairman of the Shipping Committee of the Hong Kong General Chamber of Commerce. He has been a Director of Pacific Basin since 1998 and a Director of Wing Hang Bank since 1991. Dr. Lee was awarded a Honorary Doctorate Degree in Social Sciences by the University of Hong Kong in March 2006.

INDEPENDENT NON-EXECUTIVE DIRECTORS

David M. Turnbull

age 53, Chairman

David Turnbull graduated from Cambridge University with an honours degree in Economics. He has held the following positions in Hong Kong publicly listed companies: chairman of Swire Pacific Ltd., Cathay Pacific Airways Ltd., and Hong Kong Aircraft Engineering Company Ltd. from January 2005 until January 2006, a non-executive director of the Hongkong and Shanghai Banking Corporation from January 2005 until December 2005, and a non-executive director of Hysan Development Co. Ltd. and Air China Ltd. from May 2005 until December 2005. In July 2006 he was appointed as an independent non-executive director of Green Dragon Gas Limited, a company listed on the AIM market of the London Stock Exchange. He was a director of Allco Finance Group Limited, which is listed on the Australian Stock Exchange, from March 2006 until March 2008. Mr. Turnbull joined the Board on 17 May 2006 when he was appointed as an independent non-executive director of the Company for a term of three years and further assumed the position of Chairman of the Company on 1 January 2008.

Robert C. Nicholson
age 52

Robert Nicholson, a graduate of the University of Kent, qualified as a solicitor in England and Wales in 1980 and in Hong Kong in 1982. He was a senior partner of Richards Butler from 1985 to 2001 where he established the corporate and commercial department. He has had wide experience in corporate finance and cross-border transactions, including mergers and acquisitions, regional telecommunications, debt and equity capital markets, corporate reorganisations and the privatisation of state-owned enterprises in the People's Republic of China. He was a senior advisor to the board of directors of PCCW Limited between August 2001 and September 2003. He is an independent non-executive Director of QPL International Holdings Limited. In November 2005, he became a non-executive Director of India Capital Growth Fund Limited which is listed on the AIM market of the London Stock Exchange. He serves as a Commissioner of PT Indofood Sukses Makmur Tbk and is a Director of Level Up! International Holdings Pte Ltd. He joined the Board of First Pacific Company Limited in June 2003 and was named an executive Director in November 2003. Mr. Nicholson joined the Board of Pacific Basin in March 2004.

Patrick B. Paul
age 60

Patrick Paul graduated from St. John's College, Oxford University in 1969 and is a qualified accountant. In a 33 year career with PricewaterhouseCoopers (PwC), he held a number of senior management positions in Hong Kong, including Chairman and Senior Partner of the firm for seven years. Since retiring from PwC in 2002, he has taken up a number of independent non-executive directorships, including Johnson Electric Holdings Limited, The Hongkong and Shanghai Hotels Limited and Kingsway International Holdings Limited. Mr. Paul joined the Board of Pacific Basin in March 2004.

Alasdair G. Morrison
age 59

Alasdair Morrison obtained a Bachelor of Arts (subsequently Master of Arts) from Cambridge University in 1971. He also attended the Program for Management Development at Harvard Business School in 1983. Mr. Morrison was a managing director of Morgan Stanley Dean Witter Asia Limited and a member of the investment bank's global management committee. From 2000 to 2007, he was chairman of Morgan Stanley Asia, based in Hong Kong. From 2002 to February 2006, he was concurrently Chairman and Chief Executive Officer of Morgan Stanley Asia. Prior to joining Morgan Stanley, Mr. Morrison worked for the Jardine Matheson Group from 1971 to 2000. In 1994, Mr. Morrison became Group Managing Director for the Jardine Matheson Group. He had the following positions in the following companies which were listed on the London, Singapore and Bermuda stock exchanges: Managing Director of Jardine Matheson Holdings Ltd., Hongkong Land Holdings, Dairy Farm International Holdings Ltd., Mandarin Oriental International Ltd. and Jardine Strategic Holdings Ltd. Mr. Morrison joined the Board of Pacific Basin on 1 January 2008.

SENIOR MANAGEMENT

Andrew T. Broomhead

age 46, Chief Financial Officer and Company Secretary

Andrew Broomhead graduated from Emmanuel College, Cambridge University in 1982 with a Bachelor of Arts (subsequently Master of Arts) degree in Natural Sciences. He is a Fellow of both the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Accountants in England and Wales. His experience has been gained with Deloitte, Haskins & Sells, Samuel Montagu & Co., International Finance Corporation, Bakrie Investindo and Sanwa International Finance. He has been based in the UK, America, Singapore, Indonesia and Hong Kong, and has worked in Asia for over 13 years. Mr. Broomhead joined Pacific Basin in April 2003 as the Group's Chief Financial Officer and Company Secretary.

Charles Maltby

age 36, Managing Director, UK; Director, IHX

Charles Maltby graduated from the University of Plymouth, UK in 1992 with a BSc in Maritime Business (International Shipping & Maritime Law). He began his shipping career with Mobil Shipping in London in 1992 before joining the chartering team of BHP Transport in 1996. Following three years in Australia as Senior Chartering Officer responsible for handysize and handymax chartering, he returned to London in 2000 to take up a senior capesize and panamax chartering position and, in 2001, moved to the Hague to establish the handysize/handymax chartering and trading desk for BHP Billiton. Mr. Maltby joined Pacific Basin in London in November 2005 to expand the handymax activities of the Group. He is a member of the Institute of Chartered Shipbrokers.

Ian Dalgleish

age 47, Chief Operating Officer, IHC & IHX

Ian Dalgleish graduated from the Australian Maritime College in 1983. He is a master mariner and sailed with BHP on a variety of dry cargo vessels before joining BHP's chartering team in 1993. He moved to Chile as Shipping Manager for Minera Escondida in 1996 and then to Venezuela as Shipping Manager for Orinoco Iron in 2000 before returning to Australia to manage the Handy Pacific desk for BHP Billiton. Mr. Dalgleish joined Pacific Basin in February 2004 to establish the Group's IHC office in Melbourne. In August 2007, Mr. Dalgleish relocated to Hong Kong and was appointed Chief Operating Officer, IHC & IHX and is responsible for identifying and developing new business opportunities for the Group.

KEY STAFF

Kristian Helt
age 30, General Manager, Vancouver

Kristian Helt graduated from Svendborg Business College in 2000 and joined Scanbroker, a shipbroking firm in Copenhagen where he gained experience in the handysize sector. Mr. Helt joined Pacific Basin in Hong Kong in November 2002 with responsibility for the Company's chartering activities on the West Coast of North and South America. He relocated to Vancouver in 2005 to establish Pacific Basin's Vancouver office and he continues to be responsible for the Group's chartering activities in the Americas.

Morten H. Ingebrigtsen
age 46, Director, Asset Management

Morten Ingebrigtsen graduated from the Norwegian School of Management in 1986 with a Masters degree in General Business. He started his career with major Norwegian shipping group Wilh. Wilhelmsen where he gained experience in the sale and purchase of ships, new project analysis (for bulk carrier and tanker projects) and investor liaison. Mr. Ingebrigtsen joined Pacific Basin in Hong Kong in January 1989 and re-joined the current Pacific Basin in 1999 and is in charge of the Group's sale and purchase and newbuilding activities.

Chanakya Kocherla
age 50, Director, Fleet

Chanakya Kocherla graduated from the Directorate of Marine Engineering Training, India in 1978 with a first class degree in Marine Engineering. After four years at sea, he joined the IndoChina Steam Navigation Company ("IndoChina") (part of the Jardine Group) in Hong Kong where he served for 20 years until IndoChina was acquired by Pacific Basin in December 2001. During this time, he built up technical management experience in a variety of ship types including log/bulk carriers, multipurpose and container ships as well as oil and chemical tankers. He is a member of the Hong Kong technical committee for Class NK.

Ben Lee
age 53, President, Pacific Basin Shipping Consulting (Shanghai) Ltd.

Ben Lee graduated from the University of International Economics & Trade, Beijing in 1978 and has since attained an EMBA from the China-Europe International Business School. For over 25 years, he worked for a major Chinese state owned international trading company engaged in the import and export of machinery and equipment used for shipbuilding, shipping and offshore oil installations. He was appointed Chairman and President of that company in 2000. Mr. Lee joined Pacific Basin in September 2004 as President of Pacific Basin Shipping Consulting (Shanghai) Ltd. where he has administrative responsibility for the Group's China-based activities and is engaged in China-related business development.

Yoshimi Ohsasa

age 57, Chief Representative, Tokyo

Yoshimi Ohsasa graduated from the Tokyo University of Mercantile Marine in 1975 before joining the tanker division of The Sanko Steamship Co., Ltd. In 1983 he joined Uemura Kaiun Shokai in Tokyo and in 1991 he took a position with ORIX Maritime Corporation where he focused on handysize chartering and operations. From 1995 to 1997, he worked in Singapore as Chief Representative of ORIX and established ORIX's Singapore-flagged fleet. He transferred to ORIX Corporation Marine and Projects, handling ship finance deals and mortgage loans. In May 2005, Mr. Ohsasa joined Pacific Basin's office in Tokyo where he serves as Chief Representative.

Danish Sultan

age 47, Managing Director, PacMarine Services

Danish Sultan started his career at sea rising to the rank of Master before joining PacMarine Services in March 1996. He led the vetting inspection teams in both Singapore and Hong Kong before being promoted to General Manager of PacMarine Singapore in 2001. Mr. Sultan was promoted to Managing Director of the PacMarine Services Group in 2004. He is a member of the Nautical Institute and the Chartered Institute of Logistics and Transport.

Suresh Prabhakar

age 51, Director, Operations

Suresh Prabhakar is a Master Mariner with 18 years of seagoing experience. From 1992 onwards, he worked in Hong Kong with Jardine Ship Management Limited eventually overseeing its worldwide ship management operations until Jardine Ship Management was brought under Pacific Basin's control in 2001 and renamed IndoChina Ship Management. From 2004 to early 2006 he was based in Shanghai serving as General Manager of Technical Operations and Crewing in Pacific Basin's Shanghai office. He was relocated back to Hong Kong in February 2006 and is responsible for the commercial operational management of the IHC and IHX fleets of the Group. He is a Fellow of the Institute of Chartered Shipbrokers and a member of the Nautical Institute.

Eric Boisseau

age 45, General Manager, Melbourne

Eric Boisseau started his shipping career sailing on a variety of bulk carriers and came ashore in 1988 as chartering broker for Jebsen in Montreal. Since then he has worked for Jebsen in the UK, Norway, France, Canada and Australia and gained a wealth of handysize experience in geared and self discharge trades in both chartering and operations roles. He has been working in Australia since 2005 during which time he has been involved in both coastal and international trading. He joined Pacific Basin in August 2007.





This Remuneration Report sets out the Group's remuneration and remuneration policies for executive Directors, non-executive Directors and senior management.

Sections 2, 3, 4 and 6 below comprise the auditable part of the Remuneration Report and form an integral part of the Group's financial statements.

1. Executive Directors and Senior Management-Components of Remuneration

The key components of remuneration for executive Directors and senior management comprise fixed and variable elements and include base salary, annual discretionary bonus and long term equity incentives. The Board, through the Remuneration Committee, seeks to provide remuneration packages that are competitive, accord with market practice and allow the Group to attract and retain executives and senior management with the skills, experience and qualifications needed to manage and grow the business successfully.

Base salary takes into consideration prevailing market conditions and local market practice as well as the individual's role, duties, experience and responsibilities.

Bonuses are determined based on the overall performance of the individual and the Group as assessed by the Remuneration Committee.

Equity awards are provided through the Company's Long Term Incentive Scheme which is designed to provide executive Directors, senior management, key staff and other employees with long term incentives that are aligned to and consistent with increasing shareholder value.

2. Executive Directors' Remuneration

The remuneration payable to the executive Directors and charged in the financial statements for the year ended 31 December 2007 for the periods that the Directors held office is shown below:

	Salaries US$'000	Bonus US$'000	Employer's contribution to pension scheme US$'000	Total payable US$'000	Share-based compensation US$'000	Total payable and charged in the financial statements US$'000
2007						
Christopher R. Buttery	**398**	**400**	**2**	**800**	**30**	**830**
Richard M. Hext	**734**	**923**	**2**	**1,659**	**422**	**2,081**
Klaus Nyborg	**450**	**563**	**–**	**1,013**	**525**	**1,538**
Paul C. Over [(a)]	**103**	**19**	**–**	**122**	**13**	**135**
Wang Chunlin	**340**	**340**	**17**	**697**	**345**	**1,042**
Jan Rindbo [(b)]	**261**	**326**	**1**	**588**	**389**	**977**
Total	**2,286**	**2,571**	**22**	**4,879**	**1,724**	**6,603**
2006						
Christopher R. Buttery	398	400	2	800	185	985
Richard M. Hext	579	343	1	923	754	1,677
Klaus Nyborg [(c)]	146	225	–	371	184	555
Paul C. Over	432	325	2	759	185	944
Wang Chunlin [(d)]	113	57	5	175	46	221
Mark M. Harris [(e)]	546	–	1	547	137	684
Total	2,214	1,350	11	3,575	1,491	5,066

(a) Mr. Over resigned on 31 March 2007.

(b) Mr. Rindbo was appointed on 1 April 2007. He was an employee before that and the remuneration relating to that period is not included in this table.

(c) Mr. Nyborg was appointed on 4 September 2006.

(d) Mr. Wang was appointed on 1 September 2006. He was an employee before that and the remuneration relating to that period is not included in this table.

(e) Mr. Harris resigned on 7 April 2006. Included in the 2006 salary figure was a termination payment of US$0.4 million. All unvested share options became fully vested and were fully exercised.



3. Non-executive Directors' Remuneration

The Company paid the following annual fees, with pro-rata adjustment for service less than one year.

	2007 US$'000	2006 US$'000
Non-executive Directors		
Daniel R. Bradshaw (appointed on 7 April 2006)	**45**	33
Dr. Lee Kwok Yin, Simon	**38**	38
Brian P. Friedman (resigned on 17 May 2006)	**–**	15
	83	86
Independent non-executive Directors		
Robert C. Nicholson	**58**	58
Patrick B. Paul	**51**	51
The Earl of Cromer (resigned on 1 January 2008)	**45**	45
David M. Turnbull (appointed on 17 May 2006)	**45**	28
	199	182
Total	**282**	268



4. Total Directors' Remuneration

The total remuneration payable to all executive and non-executive Directors and charged in the financial statements for the year ended 31 December 2007 is shown below:

	2007 US$'000	2006 US$'000
Directors' fees	**282**	268
Salaries	**2,286**	2,214
Bonus	**2,571**	1,350
Retirement benefit costs	**22**	11
Total payable	**5,161**	3,843
Share-based compensation	**1,724**	1,491
Total	**6,885**	5,334

During the year, the Group did not pay the Directors any inducement to join or upon joining the Group. No Directors waived or agreed to waive any emoluments during the year.

5. Senior Management's Remuneration

The total remuneration payable to senior management (as listed in the Directors, Senior Management and Key Staff section of this Annual Report) and charged in the financial statements for the year ended 31 December 2007 is shown below:

	2007 US$'000	2006 US$'000
Salaries	**906**	816
Bonus	**965**	605
Retirement benefit costs	**66**	12
Total payable	**1,937**	1,433
Share-based compensation	**481**	334
Total	**2,418**	1,767

6. Five Highest Paid Individuals

The five individuals whose emoluments were the highest in the Group for the year ended 31 December 2007 are five Directors (2006: four) whose emoluments are reflected in section 2 of this Remuneration Report. For the year ended 31 December 2006, the emoluments of the one remaining highest paid individual is shown below and fell within the emolument band of HK$5,500,001 to HK$6,000,000.

	2007 US$'000	2006 US$'000
Salaries	**–**	298
Bonus	**–**	300
Retirement benefit costs	**–**	2
Total payable	**–**	600
Share-based compensation	**–**	139
Total	**–**	739





The Directors have pleasure in submitting their report together with the audited financial statements of the Company and its subsidiaries (collectively the "Group") for the year ended 31 December 2007.

Principal Activities and Analysis of Operations

The principal activity of the Company is investment holding. The activities of the Company's principal subsidiaries (set out in Note 33 to the financial statements) are primarily ship owning and ship chartering.

Results and Appropriations

The results of the Group for the year are set out in the consolidated income statement on page 90.

The Group's dividend policy is to pay out by way of interim and final dividends of not less than 50% of profits available for distribution in each financial year.

Consistent with the above dividend policy and taking into consideration the Group's performance and current financial position, the Directors have recommended the payment of a final dividend of HK 75 cents per share for the year ended 31 December 2007. When this proposed final dividend is aggregated with the interim dividend of HK 45 cents per share declared on 7 August 2007, the total payout of HK 120 cents per share represents 52% of the Group's profits for the year ended 31 December 2007. The proposed final dividend for 2007 of HK 75 cents per share is to be considered at the 2008 Annual General Meeting scheduled for 8 April 2008.

Reserves

Movements in the reserves of the Group and of the Company during the year are set out in Note 19 to the financial statements.



Donations

Charitable and other donations made by the Group during the year amounted to US$81,000.

Property, Plant and Equipment

Details of the movements in property, plant and equipment of the Group are set out in Note 6 to the financial statements.

Share Capital

Details of the movements in share capital of the Company are set out in Note 18 to the financial statements.

Convertible Bonds

Details of the convertible bonds issued during the year are disclosed in Note 17(c) to the financial statements.

Distributable Reserves

Distributable reserves of the Company at 31 December 2007, calculated in accordance with the Companies Act 1981 of Bermuda, amounted to US$283.5 million.

Pre-emptive Rights

There is no provision for pre-emptive rights under the Company's bye-laws and there is no restriction against such rights under Bermuda Law.

Financial Summary

A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out in the Group Financial Summary section of this Annual Report.

Purchase, Sale or Redemption of Securities

During the year, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's shares.

Long Term Incentive Scheme

Share options and share awards are granted to executive Directors, senior management and other employees under the Company's Long Term Incentive Scheme ("LTIS").

(a) Purpose and eligible participants of the LTIS

The LTIS enables the Company to grant share options and share awards to eligible participants (and their related trusts and companies), being principally directors, employees, secondees, shareholders, business partners, agents, consultants or representatives, customers of the Group or of any Controlling Shareholder, suppliers of goods and services and persons or entities that provide research, development, advisory, consultancy or professional services to the Group or any Controlling Shareholder, as an incentive or reward for their contributions to the Group.

(b) Maximum number of shares

The total number of shares which may be issued by the Company or transferred to (i) the trustee of the LTIS in satisfaction of share awards and (ii) in respect of options that have been granted or to be granted, under the LTIS or any other schemes must not, in aggregate, exceed 126,701,060 shares, representing 8% of the shares in issue as at the date of this Annual Report. As at the date of this Annual Report, 3,178,000 share options were still outstanding and 15,987,247 restricted shares were unvested under the LTIS which represents 1.2% of the issued share capital of the Company.

(c) Limit for each Eligible Participant

The aggregate number of shares issued and to be issued upon exercise of share options or vesting of share awards granted in any 12 month period to an eligible participant (including both exercised and outstanding share options and vesting of outstanding share awards) shall not exceed 1% of the shares in issue as at the date of grant.



(d) **Basis of determining the exercise price of options**

The exercise price payable on exercise of the share options under the LTIS shall be determined by the Board and notified to each grantee. The exercise price shall not be less than the higher of: (i) the closing price of the shares as stated in the Stock Exchange's daily quotations sheet on the date of grant of that share option, which must be a business day; (ii) the average of the closing prices per share as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant of that share option; and (iii) the nominal value of the shares.

All notices to exercise share options shall be accompanied by a remittance for the full amount of the subscription price for the shares in respect of which the notice is given.

(e) **Procedure of granting restricted share awards**

The Board entered into a trust deed to appoint a trustee to administer share awards under the LTIS and to constitute a trust to hold property transferred by the Company to the trustee (which shall include cash or shares) in order to satisfy grants of share awards. At the direction of the Board, the trustee shall either subscribe for new shares at par from the Company or acquire existing shares in the market in accordance with the LTIS.

(f) Remaining life of the scheme

The LTIS will remain in force unless terminated by resolution in a general meeting or by the Board. No further share options or share awards can be offered under the LTIS after 14 July 2014, being the 10th anniversary of the adoption of the LTIS.

(g) Awards granted

Details of the grant of long term incentives and a summary of the movements of the outstanding incentives during the year ended 31 December 2007 under the LTIS are as follows:

(i) Share options

	Number of share options			
	Held at 1 January 2007	Exercised during the year	Held at 31 December 2007	Exercise price per share (HK$)
Executive Directors				
Christopher R. Buttery	1,600,000	(1,600,000)	–	2.50
Jan Rindbo[2]	1,200,000	(1,200,000)	–	2.50
Paul C. Over[3]	1,600,000	(1,600,000)	–	2.50
	4,400,000	(4,400,000)	–	
Senior Management	2,100,000	(1,500,000)	600,000	2.50
Key Staff	4,708,000	(4,330,000)	378,000	2.50
Other Employees	10,050,000	(7,750,000)	2,300,000	2.50
	21,258,000[1]	(17,980,000)[4]	3,278,000	

Notes:

(1) The share options granted on 14 July 2004 were fully vested on 14 July 2007 and will expire on 14 July 2014.

(2) Mr. Rindbo was appointed as an executive Director on 1 April 2007.

(3) Mr. Over resigned as an executive Director on 31 March 2007 and remains with the Group as a Senior Advisor.

(4) The weighted average closing price of the shares immediately before the dates on which the options were exercised was HK$10.67.

(ii) Restricted share awards

	Number of restricted share awards				
	As at 1 January 2007	Granted during the year	Vested during the year	Lapsed during the year	As at 31 December 2007
Executive Directors					
Richard M. Hext	3,482,994 [1]	–	(870,747)[1]	–	2,612,247
Klaus Nyborg	2,000,000	–	–	–	2,000,000
Wang Chunlin	550,000 [2]	730,000 [2]	(110,000)[2]	–	1,170,000
Jan Rindbo	–	1,030,000 [3]	–	–	1,030,000
	6,032,994	1,760,000	(980,747)	–	6,812,247
Senior Management	650,000 [5]	930,000	(130,000)[5]	–	1,450,000
Key Staff	244,443 [6]	1,860,000	(244,443)[6]	–	1,860,000
Other Employees	1,158,332 [7]	5,457,500	(348,332)[7]	(50,000)[8]	6,217,500
	8,085,769	10,007,500 [4]	(1,703,522)	(50,000)	16,339,747

Notes:

(1) An aggregate of 4,353,741 Shares (3,333,333 Shares and 1,020,408 Shares respectively granted on 8 June 2005 and on 20 March 2006) were granted to Mr. Hext, of which (i) 870,747 Shares have vested on 5 April 2006, (ii) 870,747 Shares have vested on 5 April 2007, (iii) 870,747 Shares will vest on 5 April 2008, (iv) 870,746 Shares will vest on 5 April 2009 and (v) 870,754 Shares will vest on 5 April 2010.

(2) 550,000 Shares were granted on 9 March 2006, of which 110,000 Shares have vested on 1 March 2007, and an equal amount of 110,000 Shares will vest on each of 1 March 2008, 2009, 2010 and 2011.

730,000 Shares were granted on 11 May 2007, of which (i) 240,000 Shares will vest on 14 July 2008, (ii) 240,000 Shares will vest on 14 July 2009, and (iii) 250,000 Shares will vest on 14 July 2010.

(3) Mr. Rindbo was appointed as an executive Director on 1 April 2007. 1,030,000 Shares were granted on 11 May 2007, of which (i) 340,000 Shares will vest on 14 July 2008, (ii) 340,000 Shares will vest on 14 July 2009, and (iii) 350,000 Shares will vest on 14 July 2010.

(4) Granted on 11 May 2007, of which (i) 3,215,000 Shares will vest on 14 July 2008, (ii) 3,215,000 Shares will vest on 14 July 2009 and (iii) 3,577,500 Shares will vest on 14 July 2010.

(5) 400,000 Shares were granted on 9 March 2006, of which 80,000 Shares have vested on 1 March 2007 and an equal amount of 80,000 Shares will vest on each of 1 March 2008, 2009, 2010 and 2011.

250,000 Shares were granted on 21 July 2006, of which 50,000 Shares have vested on 23 August 2007 and an equal amount of 50,000 Shares will vest on each of 23 August 2008, 2009, 2010 and 2011.

(6) 244,443 Shares were granted on 8 June 2005 and have vested on 30 November 2007.

(7) 133,332 Shares were granted on 8 June 2005 and have vested on 30 November 2007.

825,000 Shares were granted on 9 March and 15 March 2006, of which 175,000 Shares have vested on 1 March 2007, and an equal amount of 162,500 Shares will vest on each of 1 March 2008, 2009, 2010 and 2011.

200,000 Shares were granted on 21 July 2006, of which 40,000 Shares have vested on 23 August 2007 and an equal amount of 40,000 Shares will vest on each of 23 August 2008, 2009, 2010 and 2011.

(8) 50,000 Shares granted on 11 May 2007 have lapsed due to termination of employment of an employee in June 2007.

The closing price of the Shares of the Company immediately before the 10,007,500 restricted share awards granted on 11 May 2007 was HK$8.49.


SILVER LAKE

(h) Valuation of the Share Options

Based on a report prepared by Watson Wyatt Hong Kong Limited, the fair market values of the share options granted on 14 July 2004 under the LTIS based on the binomial option pricing model are as follows:

Tranche	Exercised period	Fair value per share option HK$	Number of share options as at date of grant
1	14 July 2005 to 13 July 2014	0.838	18,500,000
2	14 July 2006 to 13 July 2014	0.839	18,500,000
3	14 July 2007 to 13 July 2014	0.825	18,500,000
			55,500,000

Note: Key assumptions (which may be subjective) included an expected dividend yield of 8% per annum, volatility of the Company's share price of 50% per annum, a risk-free rate of interest of 4% per annum on the grant date, that the employees will exercise their share options if the share price is 100% above the exercise price, and an expected rate of leaving service of eligible employees after the vesting date of 0.4% per annum.

Save as disclosed above, no right to subscribe for the securities of the Company nor its associated corporations within the meaning of the Securities and Futures Ordinance (the "SFO"), has been granted by the Company to, nor have any rights been exercised by, any person during the year.

Directors

The Directors[1] who held office up to the date of this Annual Report are set out below:

	Date of appointment					
	Board	Audit Committee	Remuneration Committee	Nomination Committee	Executive Committee	Terms of appointment
Executive Directors						
Christopher R. Buttery[2] (Deputy Chairman)	15 March 2004	–	–	–	–	3 years from 1 April 2007
Richard M. Hext (Chief Executive Officer & Chairman of Executive Committee)	5 April 2005	–	–	–	27 July 2005	3 years from 5 April 2005
Klaus Nyborg (Deputy Chief Executive Officer)	4 September 2006	–	–	–	4 September 2006	3 years from 4 September 2006
Wang Chunlin	1 September 2006	–	–	–	1 September 2006	3 years from 1 September 2006
Jan Rindbo	1 April 2007	–	–	–	23 January 2008	3 years from 1 April 2007
Paul C. Over[3] (Resigned on 31 March 2007)	15 March 2004	–	–	–	–	3 years from 1 April 2004
Non-executive Directors						
Daniel R. Bradshaw	7 April 2006	7 April 2006	7 April 2006	7 April 2006	–	3 years from 7 April 2006
Dr. Lee Kwok Yin, Simon	15 March 2006	–	15 September 2004	1 March 2005	–	3 years from 5 June 2006
Independent non-executive Directors						
David M. Turnbull[2] (Chairman of the Board)	17 May 2006	17 May 2006	17 May 2006	17 May 2006	–	3 years from 17 May 2006
Patrick B. Paul[4] (Chairman of Audit Committee)	25 March 2004	18 May 2004	10 June 2004	30 November 2004	–	3 years from 25 March 2007
Robert C. Nicholson[5] (Chairman of Remuneration Committee & Nomination Committee)	25 March 2004	18 May 2004	10 June 2004	30 November 2004	–	3 years from 25 March 2007
Alasdair G. Morrison	1 January 2008	1 January 2008	1 January 2008	1 January 2008	–	3 years from 1 January 2008
The Earl of Cromer (Resigned on 1 January 2008)	25 March 2004	18 May 2004	10 June 2004	30 November 2004	–	3 years from 28 May 2006

Notes:

(1) Pursuant to Bye-law 87(1), one-third of the Directors shall retire from office by rotation at each annual general meeting and retiring Directors shall be eligible for re-election at the annual general meeting.

(2) Mr. Buttery assumed the position of Deputy Chairman with effect from 1 January 2008 and at the same time resigned as Chairman of the Board. He resigned from the Executive Committee on 23 January, 2008. Mr. Buttery was re-elected at the 2007 annual general meeting and his term of appointment was extended for 3 years until 1 April 2010 or the conclusion of the 2010 annual general meeting.

Mr. Turnbull was appointed Chairman of the Board on 1 January 2008.

(3) Mr. Over resigned as an executive Director on 31 March 2007 and has become Senior Advisor to the Company with effect from 1 April 2007. His main roles as a Senior Advisor will be in marketing the IHX pool as well as business development in the Middle East and Atlantic markets.

(4) Mr. Paul was re-elected at the 2007 annual general meeting and his term of appointment was extended for 3 years until 25 March 2010 or the conclusion of the 2010 annual general meeting.

(5) Mr. Nicholson was re-elected at the 2007 annual general meeting and his term of appointment was extended for 3 years until 25 March 2010 or the conclusion of the 2010 annual general meeting.

Messrs. Wang Chunlin, Dr. Lee Kwok Yin, Simon and David M. Turnbull will retire at the forthcoming 2008 Annual General Meeting by rotation pursuant to the Company's Bye-laws 87(1) & (2), and, being eligible, will offer themselves for re-election.

In accordance with Bye-law 86(2) of the Company, Messrs. Richard M. Hext, whose term of appointment was extended by the Board and Alasdair G. Morrison, who was newly appointed by the Board during 2007, being eligible, will offer themselves for re-election at the forthcoming 2008 Annual General Meeting.

Directors' Service Contracts

None of the Directors who are proposed for re-election at the forthcoming 2008 Annual General Meeting has a service contract with the Company which is not determinable within one year without payment of compensation, other than statutory compensation.

Directors' Interests in Contracts of Significance

No contracts of significance in relation to the Group's business to which the Company was a party and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Profile of Directors and Senior Management

Brief profile of Directors and senior management are set out in the Directors, Senior Management and Key Staff section of this Annual Report.

Directors' and Chief Executive's Interests and Short Positions in the Shares, Underlying Shares and Debentures of the Company or Any Associated Corporation

At 31 December 2007, the discloseable interests and short positions of each Director and the Chief Executive in shares, underlying shares and debentures of the Company and its associated corporations within the meaning of Part XV of the SFO, which: (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO, or (b) were required to be entered in the register maintained by the Company under Section 352 of the SFO or (c) were required pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") were as follows:

Name of Director	Corporate interests	Personal interests	Family interests	Trust & similar interests	Total Share interests	Approximate percentage of issued share capital of the Company
Christopher R. Buttery	-	250,000	-	2,750,000 [2]	3,000,000	0.19%
Richard M. Hext	-	2,612,994 [1]	-	-	2,612,994	0.16%
Dr. Lee Kwok Yin, Simon	-	-	-	92,860,847 [3]	92,860,847	5.86%
Daniel R. Bradshaw	386,417 [4]	-	-	-	386,417	0.02%
Wang Chunlin	-	1,170,000 [1]	-	-	1,170,000	0.07%
Klaus Nyborg	-	2,200,000 [1]	-	-	2,200,000	0.14%
Jan Rindbo	-	4,356,370 [1]	-	-	4,356,370	0.28%

Notes:

(1) Share options and restricted share awards were granted to certain Directors under the LTIS and have been disclosed from page 77 to page 78 under the Long Term Incentive Scheme of this Report of the Directors.

(2) 2,750,000 Shares are owned by Turnwell Limited. Mr. Buttery is deemed to be interested in the entire share capital of Turnwell Limited under the SFO as its shares are held by a discretionary trust set up by him and the discretionary objects of which include himself and his family members.

(3) Out of the 92,860,847 Shares, 4,430,311 Shares, 21,973,536 Shares, 54,431,500 Shares and 12,025,500 Shares are beneficially owned by Asia Distribution Limited, Wellex Investment Limited, Fortress Eagle Investment Limited and Invest Paradise International Limited respectively. These companies are controlled by discretionary trusts established by Dr. Lee, the discretionary objects of which include his family members.

(4) Mr. Bradshaw is a shareholder holding 100% and 50% of the issued share capital, respectively, in Cormorant Shipping Limited and Goldeneye Shipping Limited. He beneficially owns 353,241 Shares via Cormorant Shipping Limited and is taken to be interested in the 33,176 Shares held by Goldeneye Shipping Limited.

All the interests stated above represent long positions. No short positions were recorded in the register maintained by the Company under section 352 of the SFO as at 31 December 2007.

Saved as disclosed, at no time during the year was the Company, its subsidiaries, or its associated companies a party to any arrangement to enable the Directors and Chief Executive of the Company to hold any interests or short positions in the share or underlying shares in, or debentures of, the Company or its associated corporation.

Substantial Shareholders' Interests and Short Positions in the Shares and Underlying Shares of the Company

The register of substantial shareholders maintained under Section 336 of the SFO shows that as at 31 December 2007, the Company had been notified of the following substantial shareholders' interests and short positions, being 5% or more of the Company's issued share capital.

Name	Capacity/ Nature of interest		Number of Shares	Approximate percentage of the issued share capital of the Company
BNP Paribas Jersey Trust Corporation Limited[1]	Trustee	Long Positions	92,860,847	5.86%
		Short Positions	–	–
Dr. Lee Kwok Yin, Simon	Founder of a discretionary trust	Long Positions	92,860,847	5.86%
		Short Positions	–	–
JP Morgan Chase & Co.[2]	Beneficial owner, investment manager and approved lending agent	Long Positions	140,206,607	8.85%
		Short Positions	7,372,000	0.47%
Morgan Stanley	Interest of corporation controlled	Long Positions	85,746,661	5.41%
		Short Positions	36,248,195	2.29%

Notes:

(1) The shares held by BNP Paribas Jersey Trust Corporation Limited are held in the capacity of a trustee for discretionary trusts established by Dr. Lee Kwok Yin, Simon.

(2) The shares held by JP Morgan Chase & Co. are held in the capacities of beneficial owner (relating to 8,100,747 shares), investment manager (relating to 91,115,745 shares) and custodian corporation/approved lending agent (relating to 40,990,115 shares).

Save as disclosed above, as at 31 December 2007, no person had registered an interest or short position in the shares or underlying shares of the Company that was required to be recorded pursuant to section 336 of the SFO.

Management Contracts

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

Major Customers and Suppliers

During the year, the Group sold less than 30% of its goods and services to its five largest customers and purchased less than 30% of its goods and services from its five largest suppliers.

Connected Transactions

During the year, the Group had the following connected transaction that was subject to the Listing Rules' reporting requirements for disclosure in this Annual Report:

Insurance services from Sun Hing Insurance Brokers Limited ("Sun Hing")

Sun Hing has been appointed as a provider of insurance services to the Group on a non-exclusive basis, pursuant to a supplemental agreement dated 12 September 2006 for a term of three years until 31 December 2009. ("the Agreement"). Sun Hing has provided such services in connection with arranging insurance policies in respect of the general affairs of the Group. Such services were provided to the Group on commercial terms and in the ordinary course of Sun Hing's business.

Sun Hing is approximately 35% owned indirectly by, and therefore an associate (as defined under the Listing Rules) of, Dr. Lee Kwok Yin, Simon, one of the Directors of the Company.

The Group paid to Sun Hing insurance premiums of insurance policies taken out via Sun Hing as agent. The premiums were received by Sun Hing on behalf of the relevant insurers, and Sun Hing earned brokerage commission thereon from the insurers.

For the year ended 31 December 2007, premiums payable to Sun Hing amounted to US$0.4 million which is within the approved cap of US$0.5 million as submitted to the Stock Exchange.

In accordance with paragraph 14A.37 of the Listing Rules, the independent non-executive Directors confirmed that this transaction satisfies the following conditions:

(a) the continuing connected transaction disclosed above is entered into by the Group in its ordinary and usual course of business;

(b) the continuing connected transaction has been entered into on an arm's length basis and conducted either on normal commercial terms, or where there is no available comparison, on terms no less favourable to the Group than those available to or from independent third parties; and

(c) the continuing connected transaction has been entered into in accordance with the agreement governing such a transaction on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

In accordance with paragraph 14A.38 of the Listing Rules, the Board of Directors engaged the auditors of the Company to perform certain procedures on the above continuing connected transaction on a sample basis in accordance with Hong Kong Standard on Related Services 4400 "Engagements to Perform Agreed-Upon Procedures Regarding Financial Information" issued by the Hong Kong Institute of Certified Public Accountants. The auditors have reported their factual findings to the Board of Directors.

Based on the work performed, the auditors of the Company have reported that the aforesaid continuing connected transaction (a) has been approved by the Board of the Company; (b) has been entered into in accordance with the terms of the relevant agreement governing the transaction, based on the sample selected; and (c) has not exceeded the cap disclosed in the Company's announcement dated 12 September 2006.

It is expected that the premiums payable by the Group to Sun Hing as agent on behalf of the relevant insurers for the two years ending 31 December 2008 and 31 December 2009 shall not exceed US$750,000 and US$1,100,000 respectively (the "Annual Caps"). Such Annual Caps are estimated by the Group based on the relevant historical premiums paid by the Group, estimated future increases of such premiums, the estimated future number of employees and the estimated general insurance needs of the Group for each of the financial years 31 December 2008 and 2009.

Compliance with the Code on Corporate Governance Practices

Throughout the year, the Company has been fully compliant with all code provisions of the Code on Corporate Governance Practices as contained in Appendix 14 of the Listing Rules. Please also refer to the Corporate Governance Report of this Annual Report.

Audit and Remuneration Committees

Details of the audit and remuneration committees are set out in the Corporate Governance Report of this Annual Report.

Auditors

The financial statements have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for re-appointment.

Public Float

On the basis of information that is publicly available to the Company and within the knowledge of the Directors as at the date of this Annual Report, the Company has complied with the public float requirements of the Listing Rules.

By Order of the Board

Andrew T. Broomhead
Company Secretary

Hong Kong, 3 March 2008



Independent Auditors' Report

To the shareholders of Pacific Basin Shipping Limited
(Incorporated in Bermuda with limited liability)

We have audited the financial statements of Pacific Basin Shipping Limited (the "Company") and its subsidiaries (together, the "Group"), set out on pages 88 to 147, which comprise the consolidated and company balance sheets as at 31 December 2007, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Responsibilities of Directors for the Financial Statements

The Directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Responsibilities of Auditor

Our responsibility is to express an opinion on these financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with Section 90 of the Companies Act 1981 of Bermuda, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2007 and the profit and cash flows of the Group for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 3 March 2008

Consolidated Balance Sheet

As at 31 December 2007

	Note	2007 US$'000	2006 US$'000
Non-current assets			
Property, plant and equipment	6	**755,865**	741,014
Land use rights	7	**419**	427
Goodwill	8	**36,426**	25,256
Interests in jointly controlled entities	10	**19,543**	15,299
Derivative assets	11	**10,885**	11
Trade and other receivables	12	**10,662**	11,968
		833,800	793,975
Current assets			
Inventories	13	**27,312**	15,643
Derivative assets	11	**25,327**	1,481
Financial assets at fair value through profit or loss	14	**20,046**	-
Trade and other receivables	12	**98,316**	45,554
Cash and cash equivalents	15	**649,535**	63,242
		820,536	125,920
Current liabilities			
Derivative liabilities	11	**28,582**	11,209
Trade and other payables	16	**96,374**	69,894
Current portion of long term borrowings	17	**23,627**	23,881
Taxation payable		**1,548**	1,698
		150,131	106,682
Net current assets		**670,405**	19,238
Total assets less current liabilities		**1,504,205**	813,213
Non-current liabilities			
Derivative liabilities	11	**-**	1,636
Long term borrowings	17	**636,638**	326,584
		636,638	328,220
Net assets		**867,567**	484,993
Equity			
Capital and reserves attributable to shareholders			
Share capital	18	**158,403**	155,785
Retained profits	19	**480,907**	145,048
Other reserves	19	**227,826**	184,160
		867,136	484,993
Minority interest		**431**	-
Total equity		**867,567**	484,993

Approved by the Board of Directors on 3 March 2008

Richard M. Hext
Director

Klaus Nyborg
Director

Balance Sheet of the Company

As at 31 December 2007

	Note	2007 US$'000	2006 US$'000
Non-current assets			
Investments in subsidiaries	9	**223,931**	223,931
Current assets			
Prepayments and other receivables		**683**	140
Amounts due from subsidiaries	9	**493,440**	262,634
Cash and cash equivalents	15	**360,020**	22
		854,143	262,796
Current liabilities			
Accruals and other payables		**295**	916
Amount due to a subsidiary	9	**384,382**	–
		384,677	916
Net current assets		**469,466**	261,880
Total assets less current liabilities		**693,397**	485,811
Equity			
Share capital	18	**158,403**	155,785
Retained profits	19	**283,546**	84,945
Other reserves	19	**251,448**	245,081
Total equity		**693,397**	485,811

Approved by the Board of Directors on 3 March 2008

Richard Hext

Richard M. Hext
Director

Klaus Nyborg

Klaus Nyborg
Director

Consolidated Income Statement

For the year ended 31 December 2007

	Note	2007 US$'000	2006 US$'000
Revenue	5	**1,177,292**	620,444
Bunkers, port disbursements, other charges and amounts payable to other pool members	5, 20	**(476,819)**	(275,668)
Time charter equivalent earnings	5	**700,473**	344,776
Direct costs	20	**(315,951)**	(215,807)
General and administrative expenses	20	**(17,798)**	(12,291)
Other operating income	21	**87,907**	13,699
Other operating expenses	20	**(103,228)**	(18,930)
Gains on disposal of property, plant and equipment	28(b)	**137,437**	23,787
Operating profit		**488,840**	135,234
Finance costs	23	**(24,103)**	(26,831)
Share of profits less losses of jointly controlled entities	10	**8,284**	3,024
Profit before taxation		**473,021**	111,427
Taxation	24	**(889)**	(1,135)
Profit for the year		**472,132**	110,292
Attributable to			
Shareholders	25	**472,125**	110,292
Minority interest		**7**	–
		472,132	110,292
Dividends	26	**243,571**	78,407
Earnings per share for profit attributable to shareholders			
Basic	27(a)	**US 30.05 cents**	US 8.33 cents
Diluted	27(b)	**US 30.00 cents**	US 8.28 cents

Consolidated Statement of Changes in Equity

For the year ended 31 December 2007

	Note	Capital and reserves attributable to shareholders US$'000	Minority interest US$'000	Total US$'000
Balance at 1 January 2007		**484,993**	**-**	**484,993**
Currency translation differences		**141**	**-**	**141**
Movement of cash flow hedges	19	**3,394**	**-**	**3,394**
Net income recognised directly in equity		**3,535**	**-**	**3,535**
Profit for the year		**472,125**	**7**	**472,132**
Total recognised income for the year		**475,660**	**7**	**475,667**
Shares issued upon exercise of share options	18(a)	**5,753**	**-**	**5,753**
Shares purchased by trustee of the LTIS	18(b)	**(2,033)**	**-**	**(2,033)**
Equity component of convertible bonds issued	17(c)	**33,764**	**-**	**33,764**
Share-based compensation		**5,265**	**-**	**5,265**
Dividends paid	26	**(136,266)**	**-**	**(136,266)**
Contribution from minority shareholder		**-**	**424**	**424**
Balance at 31 December 2007		**867,136**	**431**	**867,567**

	Note	Capital and reserves attributable to shareholders US$'000
Balance at 1 January 2006		309,274
Currency translation differences		20
Movement of cash flow hedges	19	(2,973)
Net losses recognised directly in equity		(2,953)
Profit for the year		110,292
Total recognised income for the year		107,339
Shares issued upon exercise of share options	18(a)	5,831
Shares purchased by trustee of the LTIS	18(b)	(2,714)
Shares issued upon placing of new shares, net of issuing expenses	18	154,297
Share-based compensation		2,518
Dividends paid	26	(91,552)
Balance at 31 December 2006		484,993

Consolidated Cash Flow Statement

For the year ended 31 December 2007

	Note	2007 US$'000	2006 US$'000
Operating activities			
Cash generated from operations	28(a)	**315,017**	149,480
Hong Kong profits tax paid		**(542)**	(870)
Overseas taxation paid		**(496)**	(422)
Net cash from operating activities		**313,979**	148,188
Investing activities			
Acquisition of subsidiaries, net of cash acquired	30	**(12,371)**	–
Purchase of property, plant and equipment		**(259,373)**	(286,637)
Disposal of property, plant and equipment	28(b)	**365,861**	39,893
Interest received		**6,256**	3,126
Increase in loans to jointly controlled entities		**(1,526)**	(4,858)
Loan repayment received from a jointly controlled entity		**540**	–
Dividends received from jointly controlled entities		**–**	3,962
Dividends received from financial assets at fair value through profit or loss		**1,230**	–
Decrease in restricted and pledged bank deposits		**–**	1,630
Receipt of finance lease receivables – capital element		**1,365**	1,809
Net cash from/(used in) investing activities		**101,982**	(241,075)
Financing activities			
Proceeds from shares issued upon placing of new shares, net of issuing expenses		**–**	154,297
Proceeds from issuance of convertible bonds, net of issuing expenses	17	**384,231**	–
Payment for shares purchased by trustee of the LTIS	18(b)	**(2,033)**	(2,714)
Proceeds from shares issued upon exercise of share options	18(a)	**5,753**	5,831
Repayment of bank loans		**(174,000)**	(247,900)
Drawdown of bank loans		**145,000**	296,364
Interest and other finance charges paid		**(21,965)**	(25,366)
Dividends paid to shareholders of the Company		**(136,266)**	(91,552)
Repayment of finance lease payables – capital element		**(30,812)**	(14,912)
Contribution from minority shareholder		**424**	–
Net cash from financing activities		**170,332**	74,048
Net increase/(decrease) in cash and cash equivalents		**586,293**	(18,839)
Cash and cash equivalents at 1 January		**63,242**	82,081
Cash and cash equivalents at 31 December		**649,535**	63,242

Notes to the Financial Statements

1 GENERAL INFORMATION

Pacific Basin Shipping Limited (the "Company") and its subsidiaries (together the "Group") are principally engaged in the provision of dry bulk shipping services, which are carried out internationally, through the operation of a fleet of vessels.

The Company was incorporated in Bermuda on 10 March 2004 as an exempted company with limited liability under the Companies Act 1981 of Bermuda.

The Company is listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

These financial statements have been approved for issue by the Board of Directors on 3 March 2008.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 Basis of preparation

The financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). The financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

The preparation of financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to these financial statements, are disclosed in Note 4.

In 2007, the Group adopted the new/revised standards and interpretations to the published standards below, which are relevant to its operation.

HKFRS 7	Financial Instruments: Disclosures
HKAS 1 Amendment	Presentation of Financial Statements: Capital Disclosures
HK(IFRIC)-Int 8	Scope of HKFRS 2
HK(IFRIC)-Int 9	Reassessment of Embedded Derivatives
HK(IFRIC)-Int 10	Interim Financial Reporting and Impairment

The adoption of these new/revised standards and interpretation did not result in any substantial changes to the Group's accounting policies, except for new disclosures relating to financial instruments made in the financial statements.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.1 Basis of preparation (continued)

Certain new standards, amendments and interpretations to the published standards are mandatory for accounting period beginning on or after 1 March 2007 or later periods. The Group was not required to adopt these new standards, amendments and interpretations in the financial statements for the year ended 31 December 2007 as below.

HKAS 23 (Revised)	Borrowing Costs
HKFRS 8	Operating Segments
HK(IFRIC)-Int 11	HKFRS 2-Group and Treasury Shares Transactions
HK(IFRIC)-Int 12	Service Concession Arrangements
HK(IFRIC)-Int 13	Customer Loyalty Programmes
HK(IFRIC)-Int 14	HKAS 19-The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

The Group has already commenced an assessment of the impact of these new standards, amendments and interpretations but is not yet in a position to state whether they would have a significant impact on its results of operations and financial position.

2.2 Consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries made up to 31 December.

(i) Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2 Consolidation (continued)

(i) Subsidiaries (continued)

Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(ii) Transactions and minority interests

The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals to minority interests result in gains and losses for the Group that are recorded in the consolidated income statement. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

(iii) Joint ventures

(a) Jointly controlled entities

A jointly controlled entity is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

Interests in jointly controlled entities are accounted for in the consolidated financial statements under the equity method and are stated at cost plus share of post-acquisition results and reserves and goodwill on the acquisition less provision for impairment losses. The share of post-acquisition results and reserves is based on the relevant profit sharing ratios.

The Group recognises the portion of gains or losses on the sale of assets by the Group to the jointly controlled entity that it is attributable to the other venturers. The Group does not recognise its share of profits or losses from the jointly controlled entity that result from the purchase of assets by the Group from the jointly controlled entity until it resells the assets to an independent party. However, a loss on the transaction is recognised immediately if the loss provides evidence of a reduction in the net realisable value of current assets, or an impairment loss. Accounting policies of jointly controlled entities have been changed where necessary to ensure consistency with the policies adopted by the Group.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2 Consolidation (continued)

(iii) Joint ventures (continued)

(b) Jointly controlled operations

A jointly controlled operation is a contractual arrangement whereby the Group and other parties combine their operations, resources and expertise to undertake an economic activity in which each party takes a share of the revenue and costs in the economic activity, such a share being determined in accordance with the contractual arrangement.

The assets that the Group controls and liabilities that the Group incurs in relation to the jointly controlled operation are recognised in the consolidated balance sheet on an accrual basis and classified according to the nature of the item. The expenses that the Group incurs and its share of income that it earns from the jointly controlled operations are included in the consolidated income statement.

2.3 Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

2.4 Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The financial statements are presented in United States Dollars, which is the Company's functional and presentation currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges.

Translation differences on non-monetary financial assets and liabilities are reported as part of the fair value gain or loss. Translation difference on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.4 Foreign currency translation (continued)

(iii) Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(a) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(b) income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(c) all resulting exchange differences are recognised as a separate component of equity.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2.5 Property, plant and equipment

(i) Vessels under construction

Vessels under construction are stated at cost and are not depreciated. All direct costs relating to the construction of vessels, including finance costs on related borrowed funds during the construction period, are capitalised as cost of vessels. When the assets concerned are brought into use, the costs are transferred to vessels and vessel component costs and depreciated in accordance with the policy as stated in (ii) below.

(ii) Vessels and vessel component costs

Vessels are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an asset comprises its purchase price and any directly attributable cost of bringing the asset to its working condition for its intended use. Cost may also include transfers from equity of any gains/losses on qualifying cash flow hedges of foreign currency purchases of vessels.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.5 Property, plant and equipment (continued)

(ii) Vessels and vessel component costs (continued)

Depreciation on vessels is calculated using the straight-line method to allocate their costs to their residual values over their estimated useful lives of 25 years from the date of first registration.

Vessel component costs include the cost of major components which are usually replaced or renewed in connection with a drydocking when a vessel is delivered. The assets are stated at cost less accumulated depreciation and accumulated impairment losses. The vessel component costs are depreciated over the estimated period to the first drydocking. The Group subsequently capitalises drydocking costs as they are incurred and depreciates these costs over their estimated useful lives.

(iii) Other property, plant and equipment

Other property, plant and equipment, comprising buildings, leasehold improvements, furniture, fixtures and equipment and motor vehicles, are stated at cost less accumulated depreciation and accumulated impairment losses. Depreciation is calculated using the straight-line method to allocate their costs to their residual values over their estimated useful lives, as follows:

Buildings	50 years
Leasehold improvements	5 to 6 years or the remaining period of the lease, whichever is shorter
Furniture, fixtures and equipment	4 to 5 years
Motor vehicles	4 years

(iv) Subsequent expenditure

Subsequent costs are included in the carrying amount of the assets or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance are expensed in the income statement during the financial period in which they are incurred.

(v) Residual values and useful lives

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

(vi) Gain or loss on disposal

Gains or losses on disposals are determined by comparing the proceeds with the carrying amount and are recognised in the income statement.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.6 Goodwill

Goodwill represents the excess of the cost of acquisition over the fair value of the Group's share of net identifiable assets of the acquired subsidiary at the date of acquisition.

Goodwill is tested annually for impairment and is carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity being sold.

For the purpose of impairment testing, goodwill is allocated to cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

2.7 Impairment of investments in subsidiaries and non-financial assets

Assets that have an indefinite useful life or are not yet available for use are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value-in-use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each balance sheet date.

2.8 Leases

(i) Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating lease.

(a) Where the Group is the lessor

When the Group leases out assets under operating leases, the assets are included in the balance sheet and, where applicable, are depreciated in accordance with the Group's depreciation policies as set out in Note 2.5 above. Revenue arising from assets leased out under operating leases is recognised on a straight-line basis over the lease periods.

(b) Where the Group is the lessee

Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the lease period.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.8 Leases (continued)

(ii) Finance leases

Leases of assets where the lessee has substantially all the risks and rewards of ownership are classified as finance leases.

(a) Where the Group is the lessor

When assets are leased out under finance leases, the present value of the lease payments is recognised as a receivable. The difference between the gross receivables and the present value of the receivables is recognised as unearned finance lease interest income. Lease income is recognised over the term of the lease using the net investment method, which reflects a constant periodic rate of return.

(b) Where the Group is the lessee

Finance leases are capitalised at the commencement of the lease at the lower of the fair value of the leased asset and the present value of the minimum lease payments. Each lease payment is allocated between liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in current and non-current borrowings. The finance charge element of the rental obligations is expensed in the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The assets accounted for as finance leases are depreciated over the shorter of their estimated useful lives and the lease periods.

(iii) Sale and leaseback transactions – where the Group is the lessee

A sale and leaseback transaction involves the sale of an asset by the Group and the leasing of the same asset back to the Group. The lease payments and the sale price are usually interdependent as they are negotiated as a package. The accounting treatment of a sale and leaseback transaction depends upon the type of lease involved and the economic and commercial substance of the whole arrangement.

(a) Finance leases

Sale and leaseback arrangements that result in the Group retaining the majority of the risks and rewards of ownership of assets are accounted for as finance leases. Any excess of sales proceeds over the carrying amount is deferred and amortised over the lease term. Please refer to (ii)(b) for the accounting treatment.

(b) Operating leases

Sale and leaseback arrangements that result in substantially all of the risks and rewards of ownership of assets being transferred to the lessor are accounted for as operating leases. Any excess of sales proceeds over the carrying amount is recognised in the income statement as gain on disposal, if the sales prices and lease back arrangements for these transactions are determined based on the prevailing market prices. Please refer to (i)(b) for the accounting treatment.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.9 Financial assets

The Group classifies its financial assets in the following two categories:

(i) Financial assets at fair value through profit or loss; and

(ii) Loans and receivables.

The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition and re-evaluates their classification at every balance sheet date.

(i) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are classified as held for trading unless they are designated as hedges. Assets in this category are classified as current assets.

Financial assets at fair value through profit or loss are initially recognised at fair value, and transaction costs are expensed in the income statement, and are subsequently remeasured at their fair values. Gains and losses arising from changes in the fair values are included in the other operating income in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognised in the income statement as part of other income when the Group's right to receive payments is established.

In the cash flow statement, financial assets at fair value through profit or loss are presented within "operating activities" as part of changes in working capital.

(ii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than twelve months after the balance sheet date. These are classified as non-current assets. Trade and other receivables and cash and cash equivalents in the balance sheet are classified as loans and receivables.

Loans and receivables are recognised initially at fair value, plus transaction costs incurred. Loans and receivables are subsequently carried at amortised cost using the effective interest method.

Regular purchases and sales of financial assets are recognised on the dates of trade, when the Group commits to purchase or sell the assets. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

The fair values of quoted investments and derivative financial instruments are based on current bid prices. If the market for a financial asset is not active, the Group establishes fair value by using appropriate valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, and discounted cash flow analysis.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.10 Derivative financial instruments and hedging activities

Derivative financial instruments are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as cash flow hedges.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than twelve months after the balance sheet date. Trading derivative is classified as a current asset or liability.

(i) Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement within other operating income and expenses.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item affects profit or loss. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

(ii) Derivatives that do not qualify for hedge accounting

Derivative instruments do not qualify for hedge accounting and are accounted for at fair value through profit or loss. Changes in the fair value of these derivative instruments that do not qualify for hedge accounting are recognised immediately in the income statement.

2.11 Inventories

Inventories mainly comprise bunkers on board vessels and lubricating oil. Inventories are stated at the lower of cost and net realisable value. Costs are calculated on a first-in first-out basis. Net realisable value is the expected amount to be realised from use as estimated by the management.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.12 Trade and other receivables

Trade receivables represent freight and charter-hire receivables which are recognised initially at fair value and subsequently measured at amortised cost using effective interest method, less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect the amount due according to the original terms of that receivable. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the assets is reduced through the use of an allowance account, and the amount of the loss is recognised in the income statement within "bunkers, port disbursements, other charges and amounts payable to other pool members". When a trade receivable is uncollectable, it is written off against the allowance account.

2.13 Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and deposits held with banks and other short term highly liquid investments with original maturities of three months or less.

2.14 Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

2.15 Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where any group company purchases the Company's equity share capital, the consideration paid, including any directly attributable incremental costs (net of income taxes), is deducted from equity until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received (net of any directly attributable incremental transaction costs and the related income tax effects) is included in equity.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.16 Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

At initial recognition, the fair value of the liability component of the convertible bonds is determined using a market interest rate for an equivalent non-convertible bond. The remainder of the proceeds is allocated to the conversion option as an equity component, recognised in equity and net of any tax effects. Transaction costs are allocated to the liability and equity components in proportion to the allocation of proceeds. The liability component is subsequently carried at amortised cost, calculated using the effective interest method, until extinguished on conversion or maturity.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date.

2.17 Trade payables

Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

2.18 Land use rights

The upfront prepayments made for land use rights are expensed in the income statement on a straight line basis over the period of the lease or when there is impairment, it is recognised immediately.

2.19 Current and deferred income tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company's subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and jointly controlled entities, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.20 Financial guarantee contracts

Financial guarantee contracts are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary holder of the guarantee (i.e. the holder) for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

Financial guarantee contracts are initially recognised at their fair values, and subsequently measured at the higher of (i) the amount initially recognised less accumulated amortisation; and (ii) the amount required to be settled by the guarantor in respect of the financial guarantee contracts at the balance sheet date.

2.21 Revenue recognition

Revenue comprises the fair value of the consideration for the sale of goods and services in the ordinary course of the Group's activities. Revenue is shown net of returns, rebates and discounts and after eliminating sales within the Group.

(i) Freight and charter-hire

The Group generates revenue from shipping activities, the principal sources of which are derived from the International Handybulk Carriers ("IHC") Pool and International Handymax Carriers ("IHX") Pool.

Revenues from the IHC Pool and IHX Pool are derived from a combination of time charters and voyage charters. Revenue from time charter is recognised on a straight-line basis over the period of each lease. Revenue from voyage charter is recognised on a percentage-of-completion basis, which is determined on time proportion method of each individual voyage.

(ii) Ship management

Ship management income is recognised when the services are rendered.

(iii) Others

Interest income is recognised on a time-proportion basis using the effective interest method.

Finance lease interest income is recognised over the term of the lease using the net investment method, based on a constant periodic rate of return.

Dividend income is recognised when the right to receive payment is established.

2.22 Pool Accounting

The Group generates its revenue principally from charter-hire, which to a large extent is conducted through two pools, namely the IHC Pool and the IHX Pool. The pools are contractual arrangements for the sharing of net earnings from the participating vessels contributed by the members. Revenues and voyage costs of the vessels operating in the pool arrangements are pooled and the resulting net earnings, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula. The formulae used to allocate net pool earnings is on the basis of the number of days a vessel operates in the pool, together with weighting adjustments made to reflect differing capacities and performance capabilities of the vessels.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.22 Pool Accounting (continued)

The pools are regarded as special purpose entities of the Group as the Group contributes the majority of the vessels in the pools and manages the pools' operations. Accordingly revenue, expenses, assets and liabilities arising from the pooling arrangements are consolidated in accordance with the Group's policy as set out in Note 2.2 to the financial statements. The contractual arrangements between the other pool members and the pools are regarded as operating leases of the participating vessels. The allocation of the pools' earnings attributable to each leased vessel are recorded as lease payments in the Group's financial statements.

Time charter equivalent earnings on the income statement primarily represent the Group's allocation of pools' earnings, after the deduction of the lease payments made to the other pool members.

2.23 Employee benefits

(i) Bonuses

The Group recognises a liability and expenses for bonuses when there is a contractual obligation or where there is a past practice that created a constructive obligation.

(ii) Retirement benefit obligations

Mandatory Provident Fund Scheme

The Group operates the Mandatory Provident Fund Scheme (the "MPF Scheme") under the Hong Kong Mandatory Provident Fund Schemes Ordinance for those employees employed under the jurisdiction of the Hong Kong Employment Ordinance. The MPF Scheme is a defined contribution scheme, the assets of which are held in separate trustee-administered funds.

Under the MPF scheme, the employer and its employees are each required to make contributions to the scheme at 5% of the employees' relevant income, subject to a cap of monthly relevant income of HK$20,000. The Group also makes voluntary contribution in addition. The Group's contributions to the scheme are expensed as incurred. When employees leave the scheme prior to the full vesting of the employer's voluntary contributions, the amount of forfeited contributions is used to reduce the contributions payable by the Group.

Other defined contribution schemes

The Group also operates a number of defined contribution retirement schemes outside Hong Kong. The assets of these schemes are generally held in separate administered funds. The retirement benefit schemes are generally funded by payments from employees and by the relevant group companies, taking into account the contribution rates according to local statutory requirements.

The Group's contributions to the defined contribution retirement schemes are expensed as incurred and are reduced by contributions forfeited by those employees who leave the schemes prior to contributions fully vested.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.23 Employee benefits (continued)

(iii) Share-based compensation

The fair value of the employee services received in exchange for the grant of the share options and restricted share awards is recognised as an expense in the income statement.

The total amount to be expensed over the vesting period is determined with reference to the fair value of the share options and restricted share awards granted and the number of options and restricted share awards that are expected to vest. At each balance sheet date, the Company revises its estimates of the number of share options that are expected to become exercisable and the number of restricted share awards that become vested. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity in the balance sheet will be made over the remaining vesting periods.

In respect of share options, the proceeds received, net of any directly attributable transaction costs, are credited to share capital and share premium accounts when the share options are exercised.

2.24 Borrowing costs

Borrowing costs incurred for the construction of any qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use. Other borrowing costs are expensed.

2.25 Dividends

Dividend distributions to the Company's shareholders are recognised as liabilities in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders or Directors, where appropriate.

The dividend declared after the year is not reflected as a dividend payable in the financial statements, but will be reflected as an appropriation of retained profits for the following year.

2.26 Contingent liabilities and contingent assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

Contingent liabilities are not recognised but are disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that an outflow is probable, it will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group.

Contingent assets are not recognised but are disclosed in the notes to the financial statements when an inflow of economic benefits is probable. When an inflow is virtually certain, an asset is recognised.

3 FINANCIAL RISK MANAGEMENT

3.1 Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk (including charter rate risk, interest rate risk, bunker price risk and foreign exchange risk), credit risk and liquidity risk. The Group's overall risk management programme seeks to manage and minimise potential adverse effects on the Group's financial performance whilst leaving the Group exposed to levels of risk that are considered acceptable. The Group uses derivative financial instruments to hedge certain risk exposures.

The Group's Risk Management Committee identifies the financial risks associated with the Group. The Risk Management Committee and other sub-committees of the Board review our controls and procedures for managing the risks noted. Details of the financial risks of the Group will be explained in the following sections.

(i) Market risk

(a) Charter rate risk

The Group's operating revenue principally comprises income from voyages carried out by its fleet of vessels and this income is highly dependent on prevailing market conditions, as reflected in freight rates. In order to mitigate part of its future freight exposure, the Group enters into Forward Freight Agreements ("FFAs"). These FFA contracts, coupled with contracts of affreightment for the movement of cargoes, form part of the Group's overall revenue cover for its physical fleet of vessels. This cover is expected to be around 50% of the next 12 months' vessel voyage capacity.

The Group enters into FFAs under the policy approved by the Board to manage its exposure to charter rate risk arising from uncovered tonnage and outstanding cargo commitments.

The Group is exposed to charter rate risk arising from the outstanding FFAs at the year end. At 31 December 2007, the Group had derivative financial assets and liabilities in respect of FFAs of US$8.3 million (2006: Nil) and US$24.5 million (2006: US$3.9 million) respectively (Note 11(c)).

With all other variables held constant, if the average forward freight rate on FFA contracts held by the Group at the balance sheet date had been 20% higher/lower, the Group's profit after tax and equity is estimated to decrease/increase by approximately US$7.8 million (2006: US$6.2 million). Future movements in charter rates will be reflected in the eventual operating revenue derived from the vessels, which would offset such decrease/increase of the Group's profit after tax and equity.

(b) Interest rate risk

As the Group has no significant interest bearing assets, other than bank deposits and cash equivalents, the Group's income and operating cash flows are substantially independent of changes in market interest rates.

The Group's interest rate risk arises from the long term borrowings specified in Note 17. The Group maintains a mixed portfolio of borrowings subject to floating and fixed interest rates. In addition, the Group enters into interest rate swap contracts with lending banks for hedging against floating interest rates, if necessary. The Group also analyses its interest rate exposure monthly by considering refinancing, renewal of existing positions, alternative financing and hedging.

3 FINANCIAL RISK MANAGEMENT (CONTINUED)

3.1 Financial risk factors (continued)

(i) Market risk (continued)

(b) Interest rate risk (continued)

At 31 December 2007, the Group had 3% (2006: 14%) of total long term borrowings subject to floating rates but the Group manages these exposures by way of interest rate swap contracts. At 31 December 2007, the Group had derivative financial liabilities in respect of interest rate swap contracts of US$3.7 million (2006: US$1.5 million) (Note 11 (d)). Therefore, the Group has limited exposure to the fluctuations in the future cash flows of such financial instruments arising from changes in interest rate.

(c) Bunker price risk

Bunker cost is part of the voyage expenses and is a significant cost item to the Group. Much of the Group's chartering business is conducted through long term contracts of affreightment. The freight rates stipulated in such contracts take into account all the expected voyage costs, including bunker consumption, at the time the contracts are entered into. The Group is therefore exposed to fluctuation in bunker price between the dates of the long term contracts of affreightment and the dates of bunkers purchase.

The Group manages its expected future bunker requirement for each long term contract of affreightment in order to eliminate its exposure to future oil price fluctuations by entering into bunker swap contracts at the time of negotiation of each contract of affreightment.

At 31 December 2007, the Group had derivative financial assets and liabilities in respect of bunker swap contracts of US$27.0 million (2006: US$1.5 million) and US$0.05 million (2006: US$3.9 million) respectively (Note 11(b)).

With all other variables held constant, if the average forward bunker rate on the bunker swap contracts held by the Group at the balance sheet date had been 10% higher/lower, the Group's profit after tax and equity is estimated to increase/decrease by approximately US$15.2 million (2006: US$4.0 million). Future movements in bunker price will be reflected in the eventual operating results derived from the vessels, which would offset such increase/decrease of the Group's profit after tax and equity.

(d) Foreign exchange risk

The Group's functional currency is the United States Dollar as the majority of the transactions are denominated in this currency. The Group's foreign exchange risk arises primarily from the purchase of vessels in foreign currencies, principally Japanese Yen.

To mitigate the currency exposure of the Group in connection with the purchase of vessels in foreign currencies, the Group enters into forward foreign exchange contracts to hedge its future purchase payments with terms that match the payment schedules of the purchase contracts.

The Group has limited exposure to the fluctuation of foreign exchange rate. At 31 December 2007, the Group had derivative financial assets and liabilities in respect of forward foreign exchange contracts of US$0.8 million (2006: Nil) and US$0.3 million (2006: US$3.6 million) respectively to cover all the future purchase payments denominated in Japanese Yen (Note 11(a)).

3 FINANCIAL RISK MANAGEMENT (CONTINUED)

3.1 Financial risk factors (continued)

(i) Market risk (continued)

(e) Equity securities price risk

The Group is exposed to equity securities price risk because the investments held by the Group are classified on the consolidated balance sheet as financial assets at fair value through profit or loss. The Group manages its exposure by trading within the limit of US$50 million approved by the Board.

The Group has limited exposure to equity securities price risk since the investment securities held as at balance sheet date are not significant. At 31 December 2007, the Group had financial assets at fair value through profit or loss of US$20 million (2006: Nil) (Note 14).

(ii) Credit risk

The credit risk of the Group mainly arises from trade and other receivables, derivative financial instruments and deposits with banks and financial institutions. The carrying amounts of these balances substantially represent the Group's maximum exposure to credit risk as at 31 December 2007.

The Group has limited credit risk with its banks, financial institutions and brokers, which are leading and reputable and are assessed as having low credit risk. The Group has not had any significant loss arising from non-performance by these parties in the past and management does not expect so in the future.

The Group has limited credit risk and no significant concentration of credit risk with trade receivables since 95% to 100% of freight is paid upon completion of loading, with the balance paid after completion of discharge. Besides, long term contracts are fixed with large agricultural, industrial and mining companies or companies with a successful track record and reputation. The Group has policies in place to assess the credit worthiness of customers to ensure vessels are chartered to customers with an appropriate credit history. Credit terms are not normally given to customers, and payments are due upon the issue of invoices. The Group has not had any significant loss arising from non-performance by these parties in the past and management does not expect so in the future.

(iii) Liquidity risk

The Group manages its liquidity risk by ensuring it has sufficient liquid cash balances to meet its payment obligations as they fall due. The Group maintains good working relationship with its lending banks and ensures compliance with the covenants as stipulated in the loans and finance lease agreements.

The Group closely monitors its exposure to liquidity risk by reviewing the cash position report monthly. It analyses efficiency of fund management, appropriateness on the drawdown of bank loans and appoint dedicated personnel to ensure loans are serviced on a timely and accurate basis.

The table below analyses the maturity profile of the Group's financial liabilities based on the remaining period from the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

3 FINANCIAL RISK MANAGEMENT (CONTINUED)

3.1 Financial risk factors (continued)

(iii) Liquidity risk (continued)

	Less than 1 year US$'000	Between 1 and 2 years US$'000	Between 2 and 5 years US$'000	Over 5 years US$'000	Total US$'000
At 31 December 2007					
Long term liabilities					
Gross liabilities under finance leases	37,616	39,058	110,624	235,137	422,435
Bank borrowings	7,999	7,548	5,985	-	21,532
Convertible bonds	7,915	12,870	38,610	396,435	455,830
	53,530	59,476	155,219	631,572	899,797
Derivative financial instruments					
(i) Net-settled (Note a)					
Interest rate swap contracts	3,685	-	-	-	3,685
Bunker swap contracts	45	-	-	-	45
Forward freight agreements	24,541	-	-	-	24,541
	28,271	-	-	-	28,271
(ii) Gross-settled (Note b)					
Forward foreign exchange contracts cash flow hedges:					
outflow	22,070	-	-	-	22,070
inflow	(21,759)	-	-	-	(21,759)
Net outflow	311	-	-	-	311
Current liabilities					
Trade and other payables	72,844	-	-	-	72,844
At 31 December 2006					
Long term liabilities					
Gross liabilities under finance leases	36,186	36,122	108,306	258,405	439,019
Bank borrowings	10,705	10,101	27,651	9,988	58,445
	46,891	46,223	135,957	268,393	497,464
Derivative financial instruments					
(i) Net-settled (Note a)					
Interest rate swap contracts	1,508	-	-	-	1,508
Bunker swap contracts	3,216	520	134	-	3,870
Forward freight agreements	3,914	-	-	-	3,914
	8,638	520	134	-	9,292
(ii) Gross-settled (Note b)					
Forward foreign exchange contracts cash flow hedges:					
outflow	26,924	56,941	-	-	83,865
inflow	(24,353)	(55,882)	-	-	(80,235)
Net outflow	2,571	1,059	-	-	3,630
Current liabilities					
Trade and other payables	51,041	-	-	-	51,041

3 FINANCIAL RISK MANAGEMENT (CONTINUED)

3.1 Financial risk factors (continued)

(iii) Liquidity risk (continued)

(a) Net-settled derivative financial instruments represent derivative financial liabilities whose terms result in settlement by a netting mechanism, such as settling the difference between the contract price and the market price of the financial liabilities.

(b) Gross-settled derivative financial instruments represent derivative financial liabilities which are not settled by the above mentioned netting mechanism.

The Company does not expose to any individual significant financial risk in 2006 and 2007.

3.2 Capital risk management

The Group's objectives when managing capital are to safeguard the Group's ability to operate as a going concern in order to provide adequate returns for shareholders and benefits for other stakeholders, to support the Group's stability and growth; and to provide capital for the purpose of strengthening the Group's financial management capability.

The Group actively and regularly reviews and manages its capital structure to ensure an optimal capital structure and shareholder returns, taking into consideration the future capital requirements of the Group and capital efficiency, prevailing and projected profitability, projected operating cash flows, projected capital expenditures and projected strategic investment opportunities. The Group adopts a dividend policy of providing shareholders with regular dividends with a payout ratio of no less than 50 per cent of the profit for the year, while the remaining profit is retained as capital of the Group for future use.

As part of the capital risk management process, the Board monitors on a monthly basis the ratio of net debt to property, plant and equipment and the ratio of net debt to shareholders' equity as shown below.

	2007 US$'000	2006 US$'000
Total long term borrowings (Note 17)	**660,265**	350,465
Less: Cash and cash equivalents (Note 15)	**(649,535)**	(63,242)
Net borrowings	**10,730**	287,223
Shareholders' equity	**867,567**	484,993
Net book value of property, plant and equipment (Note 6)	**755,865**	741,014
Net debt to shareholders' equity ratio	**1%**	59%
Net debt to property, plant and equipment ratio	**1%**	38%

3 FINANCIAL RISK MANAGEMENT (CONTINUED)

3.3 Fair value estimation

The carrying amounts of the financial instruments of the Group are as follows:

(i) Derivatives assets and liabilities held by the Group are mainly over-the-counter derivatives which are not traded in an active market. The fair values of forward freight agreements and forward foreign exchange contracts are determined using freight rates and forward exchange market rates at the balance sheet date respectively. The fair values of interest rate swap contracts and bunker swap contracts are quoted by dealers as at the balance sheet date.

(ii) The fair value of long term borrowings is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

(iii) The fair value of financial assets at fair value through profit or loss is estimated by using the bid price from an active market at the balance sheet date.

(iv) The carrying values of amounts due from subsidiaries, loans to jointly controlled entities, trade and other receivables, cash and cash equivalents and trade and other payables are assumed to approximate their fair values due to the short term maturities of these assets and liabilities.

4 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next year are:

(i) Residual values of property, plant and equipment

The residual values of the Group's assets are defined as the estimated amounts that the Group would currently obtain from disposal of the assets, after deducting the estimated costs of disposals, as if the assets were already of the age and in the conditions expected at the end of their useful lives.

The Group estimates residual values of its vessels by reference to the lightweight tonnes of the vessels provided by the shipyard and the average demolition steel price of similar vessels, of the Far East market and Indian Sub-Continent market, over the preceding year.

With all other variables held constant, if the residual value increases/decreases by 10% from management estimates, the depreciation expense would decrease/increase by US$0.4 million in the next year.

4 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

(ii) Useful lives of vessels and vessel component costs

Useful lives of the Group's vessels and vessel component costs are defined as the period over which they are expected to be available for use by the Group. The estimation of the useful life is a matter of judgement based on the experience of the Group with similar vessels.

The Group estimates useful life of its vessels by reference to the average historical useful life of the same class of vessels, expected usage of the vessels, expected repair and maintenance programme, and technical or commercial obsolescence arising from changes or improvements in the vessel market.

The Group estimates the useful life of its vessel component costs by reference to the average historical periods between drydocking cycles of vessels of similar age, and the expected usage of the vessel until its next drydocking.

With all other variables held constant, if the useful lives increase/(decrease) by 3 years from management estimates, the depreciation expense would decrease by US$4.4 million or increase by US$6.3 million in the next year.

(iii) Income taxes

The Group is subject to income taxes in certain jurisdictions. There are transactions entered into where the ultimate tax determination and tax classification may be uncertain. Significant judgement is required in determining the provision for income taxes. The current provision for income tax of US$1,548,000 represents management's estimates of the most likely amount of tax expected to be paid to the taxation authorities. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the provision for income tax in the period in which such determination is made.

(iv) Classification of leases

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership. A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership. The Group classifies its leases into either finance leases or operating leases taking into account of the spirit, intention, and application of HKAS 17 "Leases".

Taking into account the market conditions at the inception of the lease, the period of the lease, the flexibility of exercising purchase options, if any, attached to the lease and on a balance of probability, management's assessment is that for those leases that they have ultimately treated as finance leases, the arrangements are such that they transfer ownership of the assets to the Group at the end of the lease term, or the purchase options, if any, attached to the arrangements are sufficiently attractive as to make it reasonably certain that they would be exercised. On the contrary, for those leases that have been treated as operating leases, management's assessment is that the arrangements are such that the leases would not transfer ownership of the assets to the Group at the end of the lease term, and that it is not reasonably certain that the purchase options, if any, attached to the arrangements would be exercised.

5 REVENUE AND SEGMENT INFORMATION

The Group is principally engaged in the provision of dry bulk shipping services through the operation of a fleet of vessels. Revenue recognised during the year is as follows:

	2007 US$'000	2006 US$'000
Revenue		
Freight and charter-hire	**1,167,388**	609,802
Ship management income	**9,904**	10,642
	1,177,292	620,444
Bunkers, port disbursements and other charges	**(221,518)**	(183,565)
Charter-hire expenses (Note a)	**(222,292)**	(73,813)
Amounts payable to other pool members (Note b)	**(33,009)**	(18,290)
	(476,819)	(275,668)
Time charter equivalent earnings	**700,473**	344,776

(a) Charter-hire expenses were for vessels directly chartered by the IHC Pool and the IHX Pool.

(b) Amounts payable to other pool members represented contingent lease payments in relation to freight and charter-hire, net of bunkers, port disbursements and other charges of US$25.2 million (2006: US$14.4 million) and were calculated based on the number of pool points attributable to the vessels participating in the pool owned by the other pool members.

Primary reporting format – business segments

The Group's business is dominated by the provision of dry bulk shipping services, accordingly business segment information is not presented.

Secondary reporting format – geographical segments

The Directors consider that the nature of the provision of dry bulk shipping services, which are carried out internationally, and the way in which costs are allocated, preclude a meaningful allocation of operating profit to specific geographical segments. Accordingly, geographical segment information is not presented.

6 PROPERTY, PLANT AND EQUIPMENT

	Group						
	Vessels and vessel component costs US$'000	Vessels under construction US$'000	Buildings US$'000	Leasehold improve-ments US$'000	Furniture, fixtures and equipment US$'000	Motor vehicles US$'000	Total US$'000
Cost							
At 1 January 2007	758,481	55,212	489	1,679	1,833	115	817,809
Additions	54,313	203,151	682	352	571	304	259,373
Acquisition of subsidiaries (Note 30)	21,066	-	-	66	84	-	21,216
Write off	(2,977)	-	-	-	-	-	(2,977)
Disposals	(250,228)	-	-	(31)	(107)	-	(250,366)
Reclassification	137,489	(137,489)	-	63	(63)	-	-
At 31 December 2007	718,144	120,874	1,171	2,129	2,318	419	845,055
Accumulated depreciation							
At 1 January 2007	74,942	-	9	985	835	24	76,795
Charge for the year	36,040	-	10	630	566	68	37,314
Write off	(2,977)	-	-	-	-	-	(2,977)
Disposals	(21,834)	-	-	(19)	(89)	-	(21,942)
Reclassification	-	-	-	25	(25)	-	-
At 31 December 2007	86,171	-	19	1,621	1,287	92	89,190
Net book value							
At 31 December 2007	631,973	120,874	1,152	508	1,031	327	755,865
Cost							
At 1 January 2006	550,662	3,883	-	1,621	1,394	58	557,618
Additions	233,809	51,329	489	58	468	57	286,210
Write off	(3,627)	-	-	-	(10)	-	(3,637)
Disposals	(22,363)	-	-	-	(19)	-	(22,382)
At 31 December 2006	758,481	55,212	489	1,679	1,833	115	817,809
Accumulated depreciation							
At 1 January 2006	52,607	-	-	357	333	12	53,309
Charge for the year	32,221	-	9	628	529	12	33,399
Write off	(3,627)	-	-	-	(10)	-	(3,637)
Disposals	(6,259)	-	-	-	(17)	-	(6,276)
At 31 December 2006	74,942	-	9	985	835	24	76,795
Net book value							
At 31 December 2006	683,539	55,212	480	694	998	91	741,014

As at 31 December 2007, the aggregate cost and accumulated depreciation of the vessel component costs amounted to US$11,664,000 (2006: US$11,915,000) and US$5,356,000 (2006: US$5,459,000) respectively and were included in the vessels and vessel component costs.

As at 31 December 2007, the aggregate cost and accumulated depreciation of the vessels and vessel component costs held by the Group under finance leases amounted to US$307,497,000 (2006: US$310,810,000) and US$45,385,000 (2006: US$39,037,000) respectively.

As at 31 December 2007, certain owned vessels of net book value of US$116,113,000 (2006: US$131,726,000) were pledged to a bank as securities for bank loans granted to certain subsidiaries of the Group (Note 17(b)(i)).

7 LAND USE RIGHTS

The Group's interest in land use rights represent prepaid operating lease payments in mainland China with a lease period between 10 to 50 years.

	Group	
	2007	2006
	US$'000	US$'000
At 1 January	**427**	–
Addition	**–**	427
Amortisation charge	**(8)**	–
At 31 December	**419**	427

8 GOODWILL

	Group	
	2007	2006
	US$'000	US$'000
At 1 January	**25,256**	25,256
Acquisition of subsidiaries (Note 30)	**11,161**	–
Exchange difference	**9**	–
At 31 December	**36,426**	25,256

Goodwill is allocated to the Group's cash-generating units ("CGU") identified according to the operation which the goodwill relates to. A summary of the goodwill allocation to operating units is presented below.

	Group	
	2007	2006
	US$'000	US$'000
Handysize and Handymax vessels	**25,256**	25,256
Towage	**11,170**	–
	36,426	25,256

The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 2.6.

The recoverable amount of the cash-generating unit, to which the goodwill relates to, has been determined based on a value-in-use calculation over its useful life. The calculation is based on a three years profit forecast approved by the Board of Directors with key assumptions based on past performance and management's expectations on market development. Cash flows beyond the three years period are extrapolated assuming no growth and no material change in the existing scope of business, business environment and market conditions. The discount rate applied to the cash flow projections is 8.7% and it reflects specific risks relating to the relevant operating units.

Based on the assessment performed, in the opinion of the Directors, no impairment provision against the carrying value of goodwill is considered necessary.

9 SUBSIDIARIES

	Company 2007 US$'000	Company 2006 US$'000
Non-current assets		
Unlisted investments, at cost	**223,931**	223,931
Current assets		
Amounts due from subsidiaries	**493,440**	262,634
Current liabilities		
Amount due to a subsidiary	**(384,382)**	–

The amounts due from and to subsidiaries are unsecured, interest free and have no fixed terms of repayment.

Details of principal subsidiaries of the Group as at 31 December 2007 are set out in Note 33.

10 INTERESTS IN JOINT VENTURES

(a) Jointly controlled entities

	Group 2007 US$'000	Group 2006 US$'000
Share of net assets	**17,725**	9,441
Loans to jointly controlled entities	**1,818**	5,858
	19,543	15,299

The loans to jointly controlled entities are unsecured, non-interest bearing and have no fixed repayment terms.

An analysis of the Group's effective share of assets, liabilities, revenue and expenses of the jointly controlled entities is set out below:

	2007 US$'000	2006 US$'000
Assets		
Non-current assets	**25,985**	17,086
Current assets	**21,591**	6,149
	47,576	23,235
Liabilities		
Long term liabilities	**(17,220)**	(11,658)
Current liabilities	**(12,631)**	(2,136)
	(29,851)	(13,794)
Net assets	**17,725**	9,441
Revenue	**26,198**	19,947
Expenses	**(17,914)**	(16,923)
Share of profits less losses	**8,284**	3,024
Proportionate commitments in jointly controlled entities in relation to acquisition of vessels	**26,694**	2,958

There are no contingent liabilities relating to the Group's interests in jointly controlled entities, and no contingent liabilities of the ventures themselves.

10 INTERESTS IN JOINT VENTURES (CONTINUED)

(a) Jointly controlled entities (continued)

Details of the principal jointly controlled entities of the Group at 31 December 2007 are as follows:

Name	Place of incorporation/ operation	Issued and fully paid up share capital	Interest in ownership/ voting power/ profit sharing	Principal activities
China Line Shipping Limited 中外船務有限公司	Hong Kong/International	2 shares of HK$1 each	63.5%/50%/63.5%	Vessel owning and chartering
PY Accord Limited	The British Virgin Islands	1 share of US$1	50%/50%/50%	Vessel owning
PY Harmony Limited	The British Virgin Islands	1 share of US$1	50%/50%/50%	Vessel owning
Tai Hua Ship Management (Shanghai) Limited 太華船舶管理(上海)有限公司[1]	PRC	US$200,000 (registered capital)	50%/50%/50%	Provision of ship management services
Fujairah Bulk Shipping L.L.C.	United Arab Emirates	5,500 shares of AED1,000 each	33.5%/33.5%/33.5%	Provision of material supply and marine transportation activities
Sea Deep Limited	The British Virgin Islands	1 share of US$1	50%/50%/50%	Vessel owning
Combined Force Limited	The British Virgin Islands	1 share of US$1	50%/50%/50%	Vessel owning
Longtan Tianyu Terminal Co., Ltd. 南京港龍潭天宇碼頭有限公司[1]	PRC	RMB272,727,273[2] (registered capital)	45%/45%/45%	Terminal operation

[1] These jointly controlled entity are sino-foreign cooperative joint ventures established in the PRC.

[2] On 24 July 2007, the Group entered into a joint venture agreement with a third party regarding the investment in this jointly controlled entity. As at year end, the contracted amounts for this jointly controlled entity has been included as capital commitment in Note 29(a) and the investment has been subsequently made in January 2008.

All jointly controlled entities are limited liability companies held indirectly by the Company.

(b) Jointly controlled operations

The aggregate amounts of profit and loss recognised in respect of the Group's interests in the jointly controlled operations in relation to ship chartering are as follows:

	Group	
	2007 US$'000	2006 US$'000
Charter-hire income included in revenue	**1,951**	3,672
Charter-hire expenses included in direct costs	**(1,151)**	(1,339)
	800	2,333

The jointly controlled operations are arrangements with a third party to share equally the operating profits and losses associated with the bareboat charters of two (2006: three) vessels, for periods of not more than six months.

11 DERIVATIVE ASSETS AND LIABILITIES

	Group	
	2007 US$'000	2006 US$'000
Derivative assets		
Cash flow hedge		
Forward foreign exchange contracts (Note a)	**851**	-
Derivative assets that do not qualify for hedge accounting		
Bunker swap contracts (Note b)	**27,037**	1,492
Forward freight agreements (Note c)	**8,324**	-
Total	**36,212**	1,492
Less: non-current portion of		
Bunker swap contracts (Note b)	**(10,556)**	(11)
Forward freight agreements (Note c)	**(329)**	-
	(10,885)	(11)
Current portion	**25,327**	1,481
Derivative liabilities		
Cash flow hedge		
Interest rate swap contract (Note (d)(i))	**1,479**	780
Forward foreign exchange contracts (Note a)	**311**	3,553
Derivative liabilities that do not qualify for hedge accounting		
Forward freight agreements (Note c)	**24,541**	3,914
Interest rate swap contract (Note (d)(ii))	**2,206**	728
Bunker swap contracts (Note b)	**45**	3,870
Total	**28,582**	12,845
Less: non-current portion of		
Forward foreign exchange contracts (Note a)	**-**	(982)
Bunker swap contracts (Note b)	**-**	(654)
	-	(1,636)
Current portion	**28,582**	11,209

(a) Forward foreign exchange contracts

The Group had forecast commitments to purchase vessels in Japanese Yen from January 2008 to July 2009. To hedge against the potential fluctuations in foreign exchange, the Group entered into forward foreign exchange contracts with terms that match the payment schedule of the construction of the vessels until delivery. These forward foreign exchange contracts qualify for hedge accounting as cash flow hedges.

At 31 December 2007, the Group had outstanding forward foreign exchange contracts with banks to buy approximately JPY 13.2 billion (2006: JPY 9.1 billion) and simultaneously sell US$120.6 million (2006: US$85.0 million) for the acquisition of certain vessels denominated in Japanese Yen. These contracts expire through July 2009 (2006: November 2008). The fair value gains recognised in equity, the amount debited to "property, plant and equipment" and the amount charged to the "other operating income" were US$1.3 million, US$2.6 million and US$0.2 million (2006: losses of US$2.3 million, US$0.1 million and US$ Nil) respectively.

11 DERIVATIVE ASSETS AND LIABILITIES (CONTINUED)

(b) Bunker swap contracts

At 31 December 2007, the Group had outstanding bunker swap contracts to buy approximately 312,000 (2006: 137,000) metric tonnes of bunkers, and which expire through November 2012 (2006: December 2009). The commitments were entered into to manage the fluctuations in bunker prices in connection with the Group's long term cargo contract commitments. The net gains recognised in income statement under "bunker, port disbursements, other charges and amounts payable to other pool members" during the year was US$37.3 million (2006: losses of US$4.6 million).

(c) Forward freight agreements

At 31 December 2007, the Group had outstanding forward freight agreements to buy approximately 366 (2006: 545) days of the Baltic Supramax Index at prices which approximate to US$40,000 per day (2006: US$16,000 to US$28,000 per day), and which expire through December 2008 (2006: December 2007). The Group had outstanding forward freight agreements to sell approximately 366 (2006: 1,640) days of the Baltic Supramax Index at prices which approximate to US$26,250 per day (2006: US$11,950 to US$29,000), and which expire through December 2008 (2006: December 2007).

The Group had outstanding forward freight agreements to buy 457 (2006: nil) days of the Baltic Handysize Index at prices of US$34,000 to US$46,375 per day (2006: nil), which expire through December 2008. The Group also had outstanding forward freight agreements to sell 1,189 (2006: 90) days of the Baltic Handysize Index at prices of US$31,500 to US$48,000 per day (2006: US$20,000 per day), which expire through December 2008 (2006: March 2007). The Group enters into forward freight agreements as a method of managing its exposure to both its physical tonnage and cargo with regard to its handysize and handymax vessels.

The net losses recognised in income statement during the year was US$51.9 million (2006: US$8.3 million), of which gross gains of US$50.9 million (2006: US$10.6 million) and gross losses of US$102.8 million (2006: US$18.9 million) have been presented under "other operating income" and "other operating expenses" respectively.

(d) Interest rate swap contracts

(i) The Group had bank borrowings exposed to floating rates. In order to hedge the fluctuations in interest rates related to the bank borrowings, the Group entered into an interest rate swap contract with a bank to manage against six-month floating rate LIBOR ("6-month Floating Rate"). Effective from 2 January 2007, a notional amount of approximately US$20 million with the 6-month Floating Rate swapped to a fixed rate of approximately 5.6% per annum. This agreement expires in January 2017. This interest rate swap contract qualifies for hedge accounting as a cash flow hedge. The fair value losses recognised in equity and the amount charged to the "finance costs" were US$0.7 million and US$0.04 million (2006: US$0.8 million and US$ Nil) respectively.

(ii) Effective from 2 January 2007, a notional amount of approximately US$40 million with the 6-month Floating Rate swapped to a fixed rate of approximately 5.0% per annum so long as the 6-month Floating Rate remains below the agreed cap strike level of 6.0%. This fixed rate switches to a discounted floating rate (discount is approximately 1.0%) for the 6-month fixing period when the prevailing 6-month Floating Rate is above 6.0% and reverts back to the fixed rate should subsequently the 6-month Floating Rate drop below 6.0%. This agreement expires in January 2017. The net losses recognised in income statement under "finance costs" during the year was US$1.4 million (2006: US$1.3 million).

The total net losses on all derivatives that do not qualify for hedge accounting (including bunker swap contracts, forward freight agreements and interest rate swap contracts) recognised in the consolidated income statement amounted to US$16.0 million (2006: US$14.2 million).

12 TRADE AND OTHER RECEIVABLES

	Group	
	2007 **US$'000**	2006 US$'000
Non-current receivables		
Finance lease receivables – gross	**14,632**	17,243
Less: unearned finance lease income	**(3,970)**	(5,275)
Finance lease receivables – net (Note a)	**10,662**	11,968
Current receivables		
Finance lease receivables – gross	**2,610**	2,820
Less: unearned finance lease income	**(1,304)**	(1,455)
Finance lease receivables – net (Note a)	**1,306**	1,365
Trade receivables-gross	**31,158**	23,241
Less: provision for impairment	**(511)**	(309)
Trade receivables – net (Note b)	**30,647**	22,932
Other receivables	**32,146**	10,784
Prepayments	**21,178**	7,927
Amounts due from jointly controlled entities (Note c)	**8,013**	2,546
Loans to jointly controlled entities (Note d)	**5,026**	–
	98,316	45,554

The trade and other receivables are mainly denominated in United States Dollars.

(a) At 31 December 2007 and 2006, the Group leased out a vessel under a finance lease. Under the terms of the lease, the charterer has the obligation to purchase the vessel at the end of the lease period.

The effective interest rate for the finance lease receivables for the lease period was approximately 11.3% (2006: approximately 11.3%).

12 TRADE AND OTHER RECEIVABLES (CONTINUED)

(a) (continued)

The gross receivables, unearned finance income and the net receivables from a finance lease as at 31 December 2007 are as follows:

	Group	
	2007	2006
	US$'000	US$'000
Gross receivables from finance lease		
Not later than one year	**2,610**	2,820
Later than one year but not later than two years	**2,309**	2,610
Later than two year but not later than five years	**6,932**	6,926
Later than five years	**5,391**	7,707
	17,242	20,063
Less: unearned future finance income on finance lease	**(5,274)**	(6,730)
	11,968	13,333
Net receivables from finance lease		
Not later than one year	**1,306**	1,365
Later than one year but not later than two years	**1,146**	1,306
Later than two year but not later than five years	**4,342**	3,869
Later than five years	**5,174**	6,793
	11,968	13,333

The carrying amounts of finance lease receivables approximate their fair values.

(b) At 31 December 2007, the ageing analysis of net trade receivables, which is past due but not considered impaired, is as follows:

	Group	
	2007	2006
	US$'000	US$'000
Less than 30 days	**18,280**	18,682
31-60 days	**5,858**	2,361
61-90 days	**3,694**	369
Over 90 days	**2,815**	1,520
	30,647	22,932

Movements on the provision for impairment of trade receivables are as follows:

	Group	
	2007	2006
	US$'000	US$'000
At 1 January	**309**	841
Provision for receivable impairment	**511**	300
Receivables written off during the year as uncollectible	**(109)**	(205)
Unused amounts reversed	**(200)**	(627)
At 31 December	**511**	309

12 TRADE AND OTHER RECEIVABLES (CONTINUED)

(b) (continued)

Trade receivables consisted principally of voyage-related trade receivables. It is industry practice that 95% to 100% of freight is paid upon completion of loading, with the balance paid after completion of discharge and the finalisation of port disbursements and other voyage-related charges. The Group normally will not grant any credit terms to its customers and trade receivables as at balance sheet date are all past due.

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed.

(c) The amounts due from jointly controlled entities are unsecured, interest free and have no fixed terms of repayment.

(d) The loans to jointly controlled entities bear interest of LIBOR plus 2% per annum and are fully repayable within 12 months and secured by the vessel and the newbuilding contract held by the jointly controlled entities.

The effective interest rate for the loan was approximately 6.9% (2006: 7.4%).

(e) As at 31 December 2006 and 2007, other than the trade receivables as disclosed in (b) above, all other classes within trade and other receivables do not contain past due or impaired assets.

13 INVENTORIES

	Group	
	2007	2006
	US$'000	US$'000
Bunkers	**25,324**	13,353
Lubricating oil	**1,988**	2,290
	27,312	15,643

14 FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	Group	
	2007	2006
	US$'000	US$'000
Overseas listed equity securities denominated in		
– Danish Krone	**8,219**	–
– New Zealand Dollar	**6,593**	–
– Singapore Dollar	**2,885**	–
– United States Dollar	**2,349**	–
	20,046	–

15 CASH AND CASH EQUIVALENTS

	Group		Company	
	2007	2006	**2007**	2006
	US$'000	US$'000	**US$'000**	US$'000
Cash at banks and on hand	**83,053**	21,810	**20**	22
Short term bank deposits	**566,482**	41,432	**360,000**	–
Cash and cash equivalents	**649,535**	63,242	**360,020**	22
Effective interest rate of bank deposits	**4.34%**	5.19%	**4.60%**	n/a
Average maturity of bank deposits	**22 days**	18 days	**14 days**	n/a

The cash and cash equivalents are mainly denominated in United States Dollars.

16 TRADE AND OTHER PAYABLES

	Group	
	2007	2006
	US$'000	US$'000
Trade payables (Note a)	**22,462**	13,661
Accruals and other payables	**50,006**	36,951
Receipts in advance	**23,530**	18,853
Amounts due to jointly controlled entities (Note b)	**376**	429
	96,374	69,894

The trade and other payables are mainly denominated in United States Dollars.

(a) At 31 December 2007, the ageing analysis of trade payables is as follows:

	Group	
	2007	2006
	US$'000	US$'000
Less than 30 days	**18,367**	10,621
31-60 days	**1,002**	1,315
61-90 days	**806**	482
Over 90 days	**2,287**	1,243
	22,462	13,661

(b) The amounts due to jointly controlled entities are unsecured, interest free and have no fixed terms of repayment.

17 LONG TERM BORROWINGS

	Group 2007 US$'000	2006 US$'000
Non-current		
Finance lease liabilities (Note a)	**273,054**	285,925
Secured bank loans (Note b)	**12,524**	40,659
Convertible bonds (Note c)	**351,060**	-
	636,638	326,584
Current		
Finance lease liabilities (Note a)	**16,592**	16,048
Secured bank loans (Note b)	**7,035**	7,833
	23,627	23,881
Total long term borrowings	**660,265**	350,465

The carrying amounts of long term borrowings approximate their fair values and are mainly denominated in United States Dollars.

(a) At 31 December 2007, the Group leased certain vessels under finance leases. Under the terms of the leases, the Group has options to purchase these vessels at any time throughout the charter periods. Lease liabilities are effectively secured as the rights to the leased vessels revert to the lessors in the event of default.

The effective interest rates on finance lease payables were for the various leases periods which range from approximately 6.6% to 8.2% (2006: approximately 6.6% to 7.0%).

The gross liabilities, future finance charges and net liabilities under finance leases as at 31 December 2007 are as follows:

	Group 2007 US$'000	2006 US$'000
Gross liabilities under finance leases		
Not later than one year	**37,616**	36,186
Later than one year but not later than two years	**39,058**	36,122
Later than two years but not later than five years	**110,624**	108,306
Later than five years	**235,137**	258,405
	422,435	439,019
Less: future finance charges on finance leases	**(132,789)**	(137,046)
	289,646	301,973
Net liabilities under finance leases		
Not later than one year	**16,592**	16,048
Later than one year but not later than two years	**18,432**	17,078
Later than two years but not later than five years	**61,448**	58,932
Later than five years	**193,174**	209,915
	289,646	301,973

17 LONG TERM BORROWINGS (CONTINUED)

(b) The bank loans as at 31 December 2007 are secured, inter alia, by the following:

(i) Mortgages over certain owned vessels of net book value totalling US$116,113,000 (2006: US$131,726,000) (Note 6); and

(ii) Assignment of earnings, insurances and requisition compensation in respect of the vessels.

The average effective interest rate on bank loans is 6.0% (2006: 6.1%).

The maturity of the Group's bank loans is as follows:

	Group	
	2007	2006
	US$'000	US$'000
Within one year	**7,035**	7,833
In the second year	**7,035**	7,833
In the third to fifth year	**5,489**	23,499
After the fifth year	**-**	9,327
	19,559	48,492

(c) Convertible bonds

On 20 December 2007, the Group issued 3.3% convertible bonds with an aggregate principal amount of US$390 million. The bonds mature on 1 February 2013 at their nominal value of US$390 million or can be converted into shares at the holder's option at any time on or after 20 September 2008 up to the maturity date at the rate of HK$19.28 per share. However, between 20 September 2008 and 3 November 2010, conversion can only take place if the closing price of the Company's shares is at least at a 20% premium to the HK$19.28 conversion price for five consecutive trading days, being HK$23.14 per share or above. On 1 February 2011, each bondholder will have the right to require the Group to redeem all or some of the bonds at 100% of the principal amount. The Group may redeem the bonds in whole at a redemption price equal to 100% of their principal amount on or after 1 February 2011. The values of the liability component and the equity conversion component were determined at the date of issuance of the bonds.

The fair value of the liability component, included in non-current borrowings, was calculated using the market interest rates for equivalent non-convertible bonds. The residual amount, representing the value of the equity conversion option, is included in the convertible bonds reserve (Note 19) in shareholders' equity.

The effective interest rate on convertible bonds is 5.7%.

17 LONG TERM BORROWINGS (CONTINUED)

(c) Convertible bonds (continued)

The convertible bonds recognised in the balance sheet are calculated as follows:

	Group	
	2007 US$'000	2006 US$'000
Face value of convertible bonds issued on 20 December 2007, net of issuing expenses	**384,231**	–
Equity component (Note 19)	**(33,764)**	–
Liability component on initial recognition on 20 December 2007	**350,467**	–
Interest expense (Note 23)	**593**	–
Liability component at 31 December 2007	**351,060**	–

18 SHARE CAPITAL

	2007		2006	
	Number of shares of US$0.1 each	**US$'000**	Number of shares of US$0.1 each	US$'000
Authorised	**3,600,000,000**	**360,000**	3,600,000,000	360,000
Issued and fully paid				
At 1 January	**1,557,851,795**	**155,785**	1,282,540,608	128,184
Shares issued upon exercise of share options (Note a)	**17,980,000**	**1,798**	18,112,000	1,811
Shares purchased by trustee of the LTIS (Note b)	**(1,760,000)**	**(2,033)**	(5,324,000)	(2,714)
Shares transferred to employees upon granting of restricted share awards (Note b)	**1,760,000**	**2,033**	5,745,408	2,904
Shares issued and transferred to employees upon granting of restricted share awards (Note b)	**8,247,500**	**825**	–	–
Shares transferred back to trustee upon lapse of restricted share awards (Note b)	**(50,000)**	**(5)**	(222,221)	(100)
Shares issued upon placing of new shares	**–**	**–**	257,000,000	25,700
At 31 December	**1,584,029,295**	**158,403**	1,557,851,795	155,785

18 SHARE CAPITAL (CONTINUED)

(a) Share options

55,500,000 share options under the Company's Long Term Incentive Scheme ("LTIS") were granted to Directors, senior management and certain employees on 14 July 2004 at an exercise price of HK$2.5 per share. They were fully vested on 14 July 2007 and expire on 14 July 2014. Movements in the number of share options outstanding during the year and their related weighted average exercise prices are as follows:

	2007		2006	
	Average exercise price per share HK$	**Number of options '000**	Average exercise price per share HK$	Number of options '000
At 1 January	**2.500**	**21,258**	2.654	44,770
Exercised (Note)	**2.500**	**(17,980)**	2.500	(18,112)
Cancelled	–	–	3.875	(5,000)
Lapsed	–	–	2.500	(400)
At 31 December	**2.500**	**3,278**	2.500	21,258

Note: The related weighted average price of the Company's shares at the time of exercise was HK$10.69 (2006: HK$3.90) per share.

As at 31 December 2007, all outstanding share options were exercisable (2006: 5,958,000).

(b) Restricted share awards

Restricted share awards under the LTIS were granted to Directors, senior management and certain employees. The LTIS under Hong Kong Financial Reporting Standards is regarded as a special purpose entity of the Company.

During the year, 10,007,500 (2006: 5,745,408) restricted share awards were granted on 11 May 2007 and transferred to certain employees and 50,000 (2006: 222,221) shares formerly transferred to an employee lapsed. Out of the 10,007,500 restricted shares rewards granted, (i) 1,760,000 (2006: 5,324,000) shares were purchased by the trustee of the LTIS on the Stock Exchange at a total cost of US$2,033,000 (2006: US$2,714,000) and (ii) 8,247,500 shares were issued by the Company at nominal value of US$0.10 each. The transfers of shares resulted in movements between share capital and staff benefit reserve of US$2,033,000 and US$825,000 respectively. At 31 December 2007, there remained 50,814 (2006: 814) shares held by the trustee, amounting to US$5,500 (2006: US$500) as a debit to share capital.

18 SHARE CAPITAL (CONTINUED)

(b) Restricted share awards (continued)

The vesting periods of the unvested restricted share awards as at 31 December 2007 are as follows:

Date of grant	Number of unvested share awards	Vesting periods
8 June 2005	1,999,999	in equal amounts on 5 April 2008, 2009 and 2010
9 March 2006	1,170,000	in equal amounts on 1 March 2008, 2009, 2010 and 2011
15 March 2006	240,000	in equal amounts on 1 March 2008, 2009, 2010 and 2011
20 March 2006	612,248	in equal amounts on 5 April 2008, 2009 and 2010
21 July 2006	360,000	in equal amounts on 23 August 2008, 2009, 2010 and 2011
19 September 2006	2,000,000	in equal amounts on 4 September 2008, 2009, 2010 and 2011
11 May 2007	9,957,500	3,199,000, 3,199,000 and 3,559,500 shares on 14 July 2008, 2009 and 2010 respectively

Movements in the number of unvested restricted share awards during the year are as follows:

	2007 '000	2006 '000
At 1 January	**8,086**	4,311
Granted	**10,008**	5,745
Vested	**(1,704)**	(1,748)
Lapsed	**(50)**	(222)
At 31 December	**16,340**	8,086

The market price of the restricted share awards on the grant date represented the fair value of those shares.

19 RESERVES

	Group								
	Other reserves								
	Share premium US$'000	Merger reserve US$'000	Convertible bonds reserve US$'000	Staff benefits reserve US$'000	Hedging reserve US$'000	Exchange reserve US$'000	Subtotal US$'000	Retained profits US$'000	Total US$'000
Balance at 1 January 2007	245,517	(56,606)	-	(436)	(4,333)	18	184,160	145,048	329,208
Currency translation differences	-	-	-	-	-	141	141	-	141
Cash flow hedges									
– fair value gains in the year	-	-	-	-	522	-	522	-	522
– transferred to property, plant and equipment	-	-	-	-	2,603	-	2,603	-	2,603
– transferred to consolidated income statement	-	-	-	-	269	-	269	-	269
Shares issued upon exercise of share options (Note 18(a))	5,865	-	-	(1,910)	-	-	3,955	-	3,955
Shares transferred to employees upon granting of restricted share awards (Note 18(b))	-	-	-	(2,033)	-	-	(2,033)	-	(2,033)
Shares issued and transferred to employees upon granting of restricted share awards (Note 18(b))	-	-	-	(825)	-	-	(825)	-	(825)
Shares transferred back to trustee upon lapse of restricted share awards (Note 18(b))	-	-	-	5	-	-	5	-	5
Equity component of convertible bonds issued	-	-	33,764	-	-	-	33,764	-	33,764
Profit attributable to shareholders	-	-	-	-	-	-	-	472,125	472,125
Share-based compensation (Note 22)	-	-	-	5,265	-	-	5,265	-	5,265
Dividends paid (Note 26)	-	-	-	-	-	-	-	(136,266)	(136,266)
Balance at 31 December 2007	251,382	(56,606)	33,764	66	(939)	159	227,826	480,907	708,733
Representing:									
2007 Proposed final dividend								152,269	
Others								328,638	
Retained profits as at 31 December 2007								480,907	

19 RESERVES (CONTINUED)

	Group							
	Other reserves							
	Share premium US$'000	Merger reserve US$'000	Staff benefits reserve US$'000	Hedging reserve US$'000	Exchange reserve US$'000	Subtotal US$'000	Retained profits US$'000	Total US$'000
Balance at 1 January 2006	110,953	(56,606)	1,797	(1,360)	(2)	54,782	126,308	181,090
Currency translation differences	-	-	-	-	20	20	-	20
Cash flow hedges								
- fair value losses in the year	-	-	-	(3,037)	-	(3,037)	-	(3,037)
- transferred to property, plant and equipment	-	-	-	64	-	64	-	64
Shares issued upon exercise of share options (Note 18(a))	5,967	-	(1,947)	-	-	4,020	-	4,020
Shares transferred to employees upon granting of restricted share awards (Note 18(b))	-	-	(2,904)	-	-	(2,904)	-	(2,904)
Shares transferred back to trustee upon lapse of restricted share awards (Note 18(b))	-	-	100	-	-	100	-	100
Shares issued upon placing of new shares, net of issuing expenses	128,597	-	-	-	-	128,597	-	128,597
Profit attributable to shareholders	-	-	-	-	-	-	110,292	110,292
Share-based compensation (Note 22)	-	-	2,518	-	-	2,518	-	2,518
Dividends paid (Note 26)	-	-	-	-	-	-	(91,552)	(91,552)
Balance at 31 December 2006	245,517	(56,606)	(436)	(4,333)	18	184,160	145,048	329,208

Representing:	
2006 Final dividend	44,964
Others	100,084
Retained profits as at 31 December 2006	145,048

19 RESERVES (CONTINUED)

	Company				
	Other reserves				
	Share premium US$'000	Staff benefits reserve US$'000	Subtotal US$'000	Retained profits US$'000	Total US$'000
Balance at 1 January 2007	245,517	(436)	245,081	84,945	330,026
Shares issued upon exercise of share options (Note 18(a))	5,865	(1,910)	3,955	–	3,955
Shares transferred to employees upon granting of restricted share awards (Note 18(b))	–	(2,033)	(2,033)	–	(2,033)
Shares issued and transferred to employees upon granting of restricted share awards (Note 18(b))	–	(825)	(825)	–	(825)
Shares transferred back to trustee upon lapse of restricted share awards (Note 18(b))	–	5	5	–	5
Share-based compensation (Note 22)	–	5,265	5,265	–	5,265
Profit attributable to shareholders (Note 25)	–	–	–	334,867	334,867
Dividends paid (Note 26)	–	–	–	(136,266)	(136,266)
Balance at 31 December 2007	251,382	66	251,448	283,546	534,994
Representing:					
2007 Proposed final dividend				152,269	
Others				131,277	
Retained profits as at 31 December 2007				283,546	
Balance at 1 January 2006	110,953	1,797	112,750	104,320	217,070
Shares issued upon exercise of share options (Note 18(a))	5,967	(1,947)	4,020	–	4,020
Shares transferred to employees upon granting of restricted share awards (Note 18(b))	–	(2,904)	(2,904)	–	(2,904)
Shares transferred back to trustee upon lapse of restricted share awards (Note 18(b))	–	100	100	–	100
Shares issued upon placing new shares, net of issuing expenses	128,597	–	128,597	–	128,597
Share-based compensation (Note 22)	–	2,518	2,518	–	2,518
Profit attributable to shareholders (Note 25)	–	–	–	72,177	72,177
Dividends paid (Note 26)	–	–	–	(91,552)	(91,552)
Balance at 31 December 2006	245,517	(436)	245,081	84,945	330,026
Representing:					
2006 Final dividend				44,964	
Others				39,981	
Retained profits as at 31 December 2006				84,945	

As at 31 December 2007, distributable reserves of the Company amounted to US$283.5 million (2006: US$84.9 million).

20 EXPENSES BY NATURE

	2007 US$'000	2006 US$'000
Amortisation of land use rights	**8**	–
Amounts payable to other pool members (Note 5)	**33,009**	18,290
Auditors' remuneration		
– audit	**1,059**	826
– non-audit	**708**	219
Bunkers consumed	**126,502**	91,396
Depreciation		
– owned vessels	**21,395**	17,158
– leased vessels	**14,645**	15,063
– other owned property, plant and equipment	**1,274**	1,178
Employee benefit expenses including Directors' emoluments (Note 22)	**35,994**	25,532
Losses on forward freight agreements	**102,800**	18,852
Lubricating oil consumed	**4,219**	3,156
Net exchange losses	**132**	341
Net (gains)/losses on bunker swap contracts	**(37,285)**	4,621
Operating lease expenses		
– vessels	**424,467**	193,803
– land and buildings	**1,718**	1,640
Port disbursements and other voyage costs	**132,024**	87,248
Provision for impairment of trade receivables	**511**	300
Vessel and other operating costs	**50,616**	43,073
Total (i) "bunkers, port disbursements, other charges and amounts payable to other pool members", (ii) "direct costs", (iii) "general and administrative expenses" and (iv) "other operating expenses"	**913,796**	522,696

Direct costs as included above:

	2007 US$'000	2006 US$'000
Charter-hire expenses for vessels	**202,175**	119,990
Vessel operating costs (Note)	**45,079**	38,409
Depreciation of vessels	**36,040**	32,221
Shore based overheads	**30,404**	23,475
Cost of consulting services	**2,253**	1,712
	315,951	215,807

Note: Vessel operating costs comprise technical expenses that are incurred in operating the owned and finance leased vessels. They include crew expenses, stores and spare parts, repairs and maintenance expenses, insurance and other miscellaneous running costs.

21 OTHER OPERATING INCOME

	2007 US$'000	2006 US$'000
Income		
Bank interest income	**4,835**	1,491
Finance lease interest income	**1,421**	1,635
Dividend income on financial assets at fair value through profit or loss	**1,230**	–
Other income	**1,047**	–
Gains		
Fair value gain on forward freight agreements	**50,935**	10,573
Gains on disposal of financial assets at fair value through profit or loss	**24,070**	–
Fair value gain on financial assets at fair value through profit or loss	**4,369**	–
	87,907	13,699

22 EMPLOYEE BENEFIT EXPENSES (INCLUDING DIRECTORS' EMOLUMENTS)

	2007 US$'000	2006 US$'000
Directors' fees	**282**	268
Salaries and bonus	**28,901**	22,096
Share-based compensation	**5,265**	2,518
Retirement benefit costs	**1,546**	650
	35,994	25,532

(a) Directors' emoluments

The Company's Board is currently composed of five (2006: five) executive Directors and six (2006: six) non-executive Directors.

The aggregate amount of emoluments payable to the Directors of the Company during the year was US$6.9 million (2006: US$5.3 million). Details of Directors' remuneration are disclosed in sections 2, 3 and 4 of the Remuneration Report on pages 68 to 70.

(b) Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year include five (2006: four) Directors whose emoluments are reflected in note (a) above and amounted to US$6.7 million (2006: US$4.3 million). The emoluments payable to the remaining one individual in 2006 were US$0.7 million. Further details are disclosed in section 6 of the Remuneration Report on page 71.

23 FINANCE COSTS

	2007 US$'000	2006 US$'000
Interest on bank loans wholly repayable within five years	**1,913**	3,849
Interest on finance leases not wholly repayable within five years	**19,907**	21,171
Interest on convertible bonds not wholly repayable within five years	**593**	–
Other finance charges	**316**	492
Net losses on interest rate swap contracts	**1,374**	1,319
	24,103	26,831

24 TAXATION

Hong Kong profits tax has been provided at the rate of 17.5% (2006: 17.5%) on the estimated assessable profit for the year.

Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates.

The amount of taxation charged/(credited) to the consolidated income statement represents:

	2007 US$'000	2006 US$'000
Current taxation		
Hong Kong profits tax	**1,131**	585
Overseas tax	**495**	309
(Overprovision)/underprovision of prior years	**(737)**	241
	889	1,135

Below is the reconciliation between taxation in the consolidated income statement and the aggregate tax at the domestic rates applicable to profits in the respective territories concerned.

	2007 US$'000	2006 US$'000
Profit before taxation	**473,021**	111,427
Less: share of profits less losses of jointly controlled entities	**(8,284)**	(3,024)
	464,737	108,403
Aggregate tax at the rates of taxation prevailing in the countries in which the Group operates	**81,815**	19,070
Income not subject to taxation	**(139,532)**	(60,708)
Expenses not deductible for taxation purposes	**59,343**	42,532
(Overprovision)/underprovision of prior year	**(737)**	241
Taxation charge	**889**	1,135

The weighted average applicable tax rate was 17.6% (2006: 17.6%).

There was no material unprovided deferred taxation at 31 December 2007 (2006: US$Nil).

25 PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The profit attributable to shareholders is dealt with in the financial statements of the Company to the extent of US$334,867,000 (2006: US$72,177,000).

26 DIVIDENDS

	2007 US$'000	2006 US$'000
Interim dividend of HK 45 cents or US 5.8 cents per share (2006: HK 20 cents or US 2.6 cents per share)	**91,302**	33,443
Proposed final dividend of HK 75 cents or US 9.6 cents per share (2006: HK 22.5 cents or US 2.9 cents per share)	**152,269**	44,964
	243,571	78,407

The dividends paid in 2007 and 2006 were US$136,266,000 (HK 67.5 cents or US 8.7 cents per share) and US$91,552,000 (HK 55 cents or US 7.1 cents per share) respectively. A proposed final dividend in respect of the year ended 31 December 2007 of HK 75 cents (equivalent to US 9.6 cents) per share, amounting to a total dividend of US$152,269,000 was declared on 3 March 2008. These financial statements do not reflect this dividend payable.

27 EARNINGS PER SHARE

(a) Basic earnings per share

Basic earnings per share are calculated by dividing the Group's profit attributable to shareholders by the weighted average number of ordinary shares in issue during the year, excluding the shares held by the trustee of the Company's LTIS (Note 18(b)).

	2007	2006
Profit attributable to shareholders (US Dollars in thousand)	**472,125**	110,292
Weighted average number of ordinary shares in issue (in thousand)	**1,571,375**	1,323,282
Basic earnings per share	**US 30.05 cents**	US 8.33 cents
Equivalent to	**HK 234.21 cents**	HK 64.69 cents

(b) Diluted earnings per share

Diluted earnings per share are calculated by dividing the Group's profit attributable to shareholders by the weighted average number of ordinary shares after adjusting for the number of potential dilutive ordinary shares granted under the Company's LTIS but excluding the shares held by the trustee of the Company's LTIS (Note 18(b)).

	2007	2006
Profit attributable to shareholders (US Dollars in thousand)	**472,125**	110,292
Weighted average number of ordinary shares in issue (in thousand)	**1,571,375**	1,323,282
Adjustments for share options (in thousand)	**2,496**	7,999
Weighted average number of ordinary shares for diluted earnings per share (in thousand)	**1,573,871**	1,331,281
Diluted earnings per share	**US 30.00 cents**	US 8.28 cents
Equivalent to	**HK 233.84 cents**	HK 64.30 cents

28 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Reconciliation of operating profit to cash generated from operations

	2007 US$'000	2006 US$'000
Operating profit	**488,840**	135,234
Adjustment for:		
Interest income	**(6,256)**	(3,126)
Depreciation	**37,314**	33,399
Amortisation of land use rights	**8**	–
Share-based compensation	**5,265**	2,518
Gains on disposal of property, plant and equipment	**(137,437)**	(23,787)
Net unrealised (gains)/losses on derivative instruments not qualified as hedges excluding interest rate swap contracts	**(16,197)**	9,662
Net unrealised gains on financial assets at fair value through profit or loss	**(4,369)**	–
Dividend income from financial assets at fair value through profit or loss	**(1,230)**	–
Write off of available-for-sales financial assets	**–**	200
Exchange differences	**145**	24
Operating profit before working capital changes	**366,083**	154,124
Increase in inventories	**(11,669)**	(6,505)
Increase in financial assets at fair value through profit or loss	**(15,677)**	–
Increase in trade and other receivables	**(45,178)**	(23,466)
Increase in trade and other payables	**21,458**	25,327
Cash generated from operations	**315,017**	149,480

(b) In the consolidated cash flow statement, proceeds from sale of property, plant and equipment comprise:

	2007 US$'000	2006 US$'000
Net book amount of property, plant and equipment (Note 6)	**228,424**	16,106
Gains on disposal of property, plant and equipment	**137,437**	23,787
Proceeds from disposal of property, plant and equipment	**365,861**	39,893

29 COMMITMENTS

(a) Capital commitments

	Group	
	2007	2006
	US$'000	US$'000
Contracted but not provided for in relation to		
– vessel acquisitions and shipbuilding contracts	**274,226**	216,805
– investment in a jointly controlled entity	**17,140**	–
Authorised but not contracted for		
– vessel acquisitions and shipbuilding	**–**	34,878
	291,366	251,683

Capital commitment that fall due not later than one year amounted to US$198.3 million (2006: US$128.0 million).

(b) Commitments under operating leases

(i) The Group as the lessee

The Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	Land and buildings US$'000	**Vessels** US$'000	**Total** US$'000
At 31 December 2007			
Not later than one year	2,338	341,453	343,791
Later than one year but not later than five years	4,014	315,098	319,112
Later than five years	63	21,927	21,990
	6,415	678,478	684,893
At 31 December 2006			
Not later than one year	846	118,906	119,752
Later than one year but not later than five years	358	142,454	142,812
Later than five years	–	23,728	23,728
	1,204	285,088	286,292

Contingent lease payments made, including payments to other pool members of the IHC and IHX pools, amounted to US$44,321,000 (2006: US$18,620,000).

The leases have varying terms ranging from less than 1 year to 9 years. Certain of these leases have escalation clauses, renewal rights and purchase options.

29 COMMITMENTS (CONTINUED)

(b) Commitments under operating leases (continued)

(ii) The Group as the lessor

The Group had future aggregate minimum lease receipts under non-cancellable operating leases of vessels as follows:

	2007 US$'000	2006 US$'000
Not later than one year	**42,730**	38,223
Later than one year but not later than five years	**21,054**	15,955
	63,784	54,178

The Group's operating leases are for terms ranging from less than 1 year to 5 years.

30 BUSINESS COMBINATION

On 1 November 2007, the Group acquired 100% of the share capital of Australian Maritime Services Pty Limited and AMS Salvage and Towage Pty Ltd through its 90.1% interest held subsidiary, AMS (Australia) Holdings Pty Ltd (the "AMS" collectively). AMS is principally engaged in owning and chartering of tugs in Australia. AMS contributed revenue of US$2,154,000 and net profit of $66,000 to the Group for the period from 1 November 2007 to 31 December 2007. If the acquisition had occurred on 1 January 2007, the Group's revenue would have been increased by US$10,693,000 and profit for the year would have been decreased by US$1,287,000. These amounts have been calculated using the accounting policies of the Group.

Details of net assets acquired and goodwill are as follows:

	US$'000
Purchase consideration:	
Cash paid	14,932
Contingent consideration subject to pre-agreed performance criteria	2,196
Direct costs relating to the acquisition	197
Total purchase consideration	17,325
Less: fair value of net identified assets acquired	(6,164)
Goodwill (Note 8)	11,161

The goodwill can be attributable to the anticipated profitability of the acquired business.

The assets and liabilities as of 1 November 2007 arising from the acquisition are as follows:

	Acquiree's carrying amount US$'000
Cash and cash equivalents	2,758
Property, plant and equipment (Note 6)	21,216
Trade and other receivables	2,058
Trade and other payables	(1,397)
Finance lease liabilities	(18,471)
Net assets acquired	6,164

30 BUSINESS COMBINATION (CONTINUED)

The Group is in the process of finalising the fair value amounts of the net identifiable assets acquired. The preliminary fair values of all assets and liabilities acquired as of 1 November 2007 approximate their carrying amounts.

	US$'000
Analysis of net cash outflow on acquisition of subsidiaries:	
Purchase consideration settled in cash	15,129
Cash and cash equivalents in subsidiaries acquired	(2,758)
Net cash outflow on acquisition of subsidiaries	12,371

The Group had no acquisition for the year ended 31 December 2006.

31 SIGNIFICANT RELATED PARTY TRANSACTIONS

Significant related party transactions, which were carried out in the normal course of the Group's business, were as follows:

(a) Purchases of services

	2007 US$'000	2006 US$'000
Insurance premium paid to Sun Hing Insurance Brokers Limited ("Sun Hing") (Note i)	**368**	333
Amounts payable to China Line Shipping Limited (Note ii)	**8,159**	5,220
Amounts payable to Fujairah Bulk Shipping L.L.C. (Note iii)	**7,725**	2,122

Note:

(i) The Group entered into certain insurance contracts through Sun Hing, a related company in which 35% of its shareholding was held indirectly by Dr. Lee Kwok Yin, Simon, a Director and a shareholder of the Company.

(ii) The Group paid to China Line Shipping Limited, a jointly controlled entity, freight and charter-hire, net of bunkers, port disbursements and other charges which were calculated based on the vessel's pool points.

(iii) The Group paid to Fujairah Bulk Shipping L.L.C., a jointly controlled entity, charter-hire in relation to the leasing of a vessel.

(b) Sales of services

	2007 US$'000	2006 US$'000
Charter-hire income received from Fujairah Bulk Shipping L.L.C. (Note)	**6,763**	6,187

Note: The Group leased out certain vessels to Fujairah Bulk Shipping L.L.C., a jointly controlled entity.

31 SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(c) Key management compensation (including Directors' emoluments)

	2007 US$'000	2006 US$'000
Directors' fee	**282**	268
Salaries and bonus	**6,728**	4,985
Retirement benefit costs	**88**	23
Share-based compensation	**2,206**	1,825
	9,304	7,101

32 SIGNIFICANT POST BALANCE SHEET EVENTS

Subsequent to 31 December 2007, the Group has:

(1) entered into an agreement with a third party to acquire the ownership of two roll on roll off vessels to be constructed with a consideration of approximately US37.6 million and assumed capital commitments on these two vessels of approximately US$152.5 million; and

(2) entered into agreements with a third party to purchase two roll on roll off vessels to be constructed. with a consideration of approximately US$184.8 million in aggregate.

After taking into account the acquisition of four new vessels to be constructed in the above and the subsequent payments of instalments after the balance sheet date, the capital commitments of the Group as at the date of the Annual Report are as follows:

	US$'000
Contracted but not provided for in relation to	
– vessel acquisitions and shipbuilding contracts	631,003
– investment in a jointly controlled entity	–
	631,003

33 PRINCIPAL SUBSIDIARIES

At 31 December 2007, the Company has direct and indirect interest in the following subsidiaries:

Company	Place of incorporation/ operation	Issued and fully paid share capital	Interest held 2007 %	Interest held 2006 %	Principal activities
Shares held directly:					
PB Management Holding Limited	The British Virgin Islands	12,313 shares of US$1 each	100	100	Investment holding
PB Vessels Holding Limited	The British Virgin Islands	101,118,775 shares of US$1 each	100	100	Investment holding
PB Issuer Limited	The British Virgin Islands	1 share of US$1	100	-	Bonds issuing
Shares held indirectly:					
AMS (Australia) Holdings Pty Ltd	Australia	1,000 shares without par value	90.1	-	Tugs owning
Australian Maritime Services Pty Limited	Australia	1,390,100 shares without par value	90.1	-	Tugs chartering
AMS Salvage and Towage Pty Ltd	Australia	100 shares without par value	90.1	-	Tugs owning
Asia Pacific Fortune (HK) Limited 亞太財富(香港)有限公司	Hong Kong	1 share of HK$1	100	-	Investment holding of PRC terminal
Bernard (BVI) Limited	The British Virgin Islands/ international	5,100,100 shares of US$0.01 each	100	100	Vessel owning and chartering
Bright Cove Limited	Hong Kong	1 share of HK$1	100	100	Vessel owning
Bulk Ventures Limited	The British Virgin Islands	1 share of US$1	100	100	Investment holding
Caterina (BVI) Limited	The British Virgin Islands/ international	2,500,100 shares of US$0.01 each	100	100	Vessel owning and chartering
Champion Bay Limited	The British Virgin Islands/ international	1 share of US$1	100	100	Vessel owning and chartering
Crescent Harbour Limited	Hong Kong/ international	1 share of HK$1	100	100	Vessel owning and chartering
Delphic Shipping (BVI) Limited	The British Virgin Islands/ international	100 shares of US$0.01 each	100	100	Vessel owning and chartering
Eaglehill Trading Limited 鷹峯貿易有限公司	Hong Kong/ international	1 share of HK$1	100	100	Vessel owning and chartering
Elizabay Limited	The British Virgin Islands/ international	1 share of US$1	100	100	Vessel owning and chartering

33 PRINCIPAL SUBSIDIARIES (CONTINUED)

Company	Place of incorporation/ operation	Issued and fully paid share capital	Interest held 2007 %	2006 %	Principal activities
Everclear Shipping (BVI) Limited	The British Virgin Islands/ international	3,100,100 shares of US$0.01 each	100	100	Vessel owning and chartering
Foreview (HK) Limited	Hong Kong/ international	10 Class 'A' shares of US$1 each, 2,500,000 Class 'B' shares of US$1 each	100	100	Vessel owning and chartering
Francesca Shipping (BVI) Limited	The British Virgin Islands	3,000,100 shares of US$0.01 each	100	100	Vessel owning
Future Sea Limited	Hong Kong	1 share of HK$1	100	100	Vessel owning
Gold River Shipping Limited	Hong Kong/ international	1 share of HK$1	100	100	Vessel owning and chartering
Good Shape Limited	Hong Kong	1 share of HK$1	100	100	Vessel owning
Helen Shipping (BVI) Limited	The British Virgin Islands/ international	100 shares of US$0.01 each	100	100	Vessel owning and chartering
IHC (UK) Limited [1]	England & Wales	2 shares of GBP1 each	100	100	Provision of ship management services
IHX (UK) Limited [1]	England & Wales	1 share of GBP1	100	100	Provision of ship management services
International Handybulk Carriers Limited	The British Virgin Islands/Hong Kong	10 shares of US$1 each	100	100	Provision of ship management services
International Handymax Carriers Limited	Hong Kong	1 share of HK$1	100	100	Provision of ship management services
Investors Choice Limited	The British Virgin Islands	10 Class 'A' shares of US$1 each, 1,060 Class 'B' shares of US$5,000 each	100	100	Vessel owning
Judith Shipping (BVI) Limited	The British Virgin Islands/ international	3,800,100 shares of US$0.01 each	100	100	Vessel owning and chartering
Kia Shipping (BVI) Limited	The British Virgin Islands/ international	2,600,100 shares of US$0.01 each	100	100	Vessel owning and chartering
Labrador Shipping (BVI) Limited	The British Virgin Islands	3,800,100 shares of US$0.01 each	100	100	Vessel owning
Lake Stevens Limited	Hong Kong	1 share of HK$1	100	100	Vessel owning
Mega Fame Limited	The British Virgin Islands	1 share of US$1	100	-	Vessel owning

33 PRINCIPAL SUBSIDIARIES (CONTINUED)

Company	Place of incorporation/ operation	Issued and fully paid share capital	Interest held 2007 %	2006 %	Principal activities
Mirs Shipping (BVI) Limited	The British Virgin Islands/ international	2,100,100 shares of US$0.01 each	100	100	Vessel owning and chartering
Mount Adams Limited	The British Virgin Islands/ international	1 share of US$1	100	100	Vessel owning and chartering
Mount Rainier Limited	Hong Kong/ international	1 share of HK$1	100	100	Vessel owning and chartering
New Majestic International Limited	The British Virgin Islands	10 Class 'A' shares without par value 430 Class 'B' shares without par value	100	100	Vessel owning
Newman Shipping (BVI) Limited	The British Virgin Islands	2,600,100 shares of US$0.01 each	100	100	Vessel owning
Othello Shipping (BVI) Limited	The British Virgin Islands	2,659,300 shares of US$0.01 each	100	100	Vessel owning
PB Commerce Limited	The British Virgin Islands/ international	1 share of US$1	100	-	Holding of investment securities
PBS Corporate Secretarial Limited	Hong Kong	1 share of HK$1	100	100	Provision of secretarial services
Pacific Basin Agencies Limited 太平洋航運代理有限公司	Hong Kong/ international	1 share of HK$1	100	100	Holding company of Japan branch
Pacific Basin Chartering Limited	The British Virgin Islands/ international	10 shares of US$1 each	100	100	Vessels chartering
Pacific Basin Chartering (No. 1) Limited	Hong Kong/ international	1 share of HK$1	100	100	Vessel chartering
Pacific Basin Chartering (No. 2) Limited	Hong Kong/ international	1 share of HK$1	100	100	Vessel chartering
Pacific Basin Chartering (No. 3) Limited	Hong Kong/ international	1 share of HK$1	100	100	Vessel chartering
Pacific Basin Chartering (No. 4) Limited	Hong Kong/ international	1 share of HK$1	100	100	Vessel chartering
Pacific Basin Chartering (No. 5) Limited	Hong Kong/ international	1 share of HK$1	100	100	Vessel chartering
Pacific Basin Chartering (No. 6) Limited	Hong Kong/ international	1 share of HK$1	100	100	Vessel chartering
Pacific Basin Chartering (No. 7) Limited	Hong Kong/ international	1 share of HK$1	100	100	Vessel chartering

33 PRINCIPAL SUBSIDIARIES (CONTINUED)

Company	Place of incorporation/ operation	Issued and fully paid share capital	Interest held 2007 %	Interest held 2006 %	Principal activities
Pacific Basin Chartering (No. 8) Limited	Hong Kong/ international	1 share of HK$1	100	100	Vessel chartering
Pacific Basin Chartering (No. 9) Limited	Hong Kong/ international	1 share of HK$1	100	100	Vessel chartering
Pacific Basin Chartering (No. 10) Limited	Hong Kong/ international	1 share of HK$1	100	100	Vessel chartering
Pacific Basin Chartering (No. 11) Limited	Hong Kong/ international	1 share of HK$1	100	100	Vessel chartering
Pacific Basin Chartering (No. 12) Limited	Hong Kong/ international	1 share of HK$1	100	100	Vessel chartering
Pacific Basin Chartering (No. 13) Limited	Hong Kong/ international	1 share of HK$1	100	100	Vessel chartering
Pacific Basin Chartering (No. 14) Limited	Hong Kong/ international	1 share of HK$1	100	100	Vessel chartering
Pacific Basin Chartering (No. 15) Limited	Hong Kong/ international	1 share of HK$1	100	100	Vessel chartering
Pacific Basin Chartering (No. 17) Limited	Hong Kong/ international	1 share of HK$1	100	100	Vessel chartering
Pacific Basin Middle East FZE [1]	United Arab Emirates	1 share of AED1,000,000	100	100	Provision of shipping consulting services
Pacific Basin Ship Management Limited	Hong Kong	1 share of HK$1	100	100	Provision of ship management services
Pacific Basin Shipping & Trading Company Limited	The British Virgin Islands/Hong Kong	10 shares of US$1 each	100	100	Provision of ship management services
Pacific Basin Shipping (Australia) Pty Ltd	Australia	1 share without par value	100	100	Provision of shipping consulting services
Pacific Basin Shipping (Canada) Limited	Province of British Columbia, Canada	1 common share without par value	100	100	Provision of shipping consulting services
Pacific Basin Shipping (Germany) GmbH	Germany	1 share of EUR25,000	100	100	Provision of shipping consulting services
Pacific Basin Shipping (HK) Limited 大平洋航運(香港)有限公司	Hong Kong	2 shares of HK$10 each	100	100	Provision of ship agency services
Pacific Basin Shipping (New Zealand) Limited [1]	New Zealand	100 shares without par value	100	–	Provision of shipping consulting services
Pacific Basin Shipping (UK) Limited [1]	England & Wales	2 shares of GBP1 each	100	100	Provision of shipping consulting services

33 PRINCIPAL SUBSIDIARIES (CONTINUED)

Company	Place of incorporation/ operation	Issued and fully paid share capital	Interest held 2007 %	Interest held 2006 %	Principal activities
Pacific Basin Shipping (USA) Inc.[1]	The United States of America	100 shares of US$10 each	100	100	Provision of ship management services
Pacific Basin Shipping Consulting (Shanghai) Limited[1&2] 沛碧航運管理諮詢(上海)有限公司	PRC	US$200,000 (registered capital)	100	100	Provision of shipping consulting services
PacMarine Services (HK) Limited	Hong Kong	2 shares of HK$1 each	100	100	Provision of surveying and consultancy services
PacMarine Services (UK) Limited	England & Wales	1,000 shares of GBP1 each	100	100	Provision of surveying and consultancy services
PacMarine Services LLC.[1]	Texas, USA	1,000 units of US$1 each	100	100	Provision of surveying and consultancy services
PacMarine Services Pte. Ltd..[1]	Singapore	1,000 shares of S$1 each	100	100	Provision of surveying and consultancy services
PacMarine Services Co., Ltd. (Formerly "PMS Services Co., Ltd.")	Korea	10,000 shares of 5,000 Won each	100	100	Provision of surveying and consultancy services
Prince Rupert Limited	Hong Kong/ international	1 share of HK$1	100	100	Vessel owning and chartering
Summer Flourish Limited	The British Virgin Islands	1 share of US$1	100	-	Vessel owning
Supreme Effort Group Limited	The British Virgin Islands	1 share of US$1	100	-	Vessel owning
Taihua Shipping (Beijing) Limited [1&2] 太華船務(北京)有限公司	PRC	US$1,000,000 (registered capital)	100	-	Provision of agency and ship management services
Triannon Holdings Limited	The British Virgin Islands	1 share of US$1	100	-	Tugs owning
Turbo Up Group Limited	Hong Kong/ international	1 share of HK$1	100	100	Tugs owning and chartering
Union Bay Limited	Hong Kong/ international	1 share of HK$1	100	100	Barge owning and chartering
Willow Point Limited	Hong Kong/ international	1 share of HK$1	100	100	Vessel owning and chartering

1 The financial statements of these subsidiaries have not been audited by PricewaterhouseCoopers. The aggregate net assets and net profit for the year attributable to the shareholders of the Group amounted to approximately US$6,047,000 (2006: US$499,000) and US$282,000 (2006: US$223,000) respectively.

2 These subsidiaries are wholly foreign-owned enterprises established in the PRC, with registered capitals fully paid up by the Group.

All subsidiaries are limited liability companies.

Group Financial Summary

		2007 US$'000	2006 US$'000	2005 US$'000	2004[2] US$'000	2003[2] US$'000
Results						
Revenue		**1,177,292**	620,444	433,704	302,244	54,188
Bunkers, port disbursements and other charges		**(443,810)**	(257,378)	(131,492)	(61,033)	-
Amounts payable to other pool members		**(33,009)**	(18,290)	(37,529)	(52,328)	-
Time charter equivalent earnings		**700,473**	344,776	264,683	188,883	54,188
Profit before taxation and disposal gains		**335,584**	87,640	124,406	104,040	22,686
Profit before taxation		**473,021**	111,427	147,922	104,040	22,686
Taxation		**(889)**	(1,135)	(779)	(485)	-
Profit after taxation		**472,132**	110,292	147,143	103,555	22,686
Attributable to:						
Shareholders		**472,125**	110,292	147,143	103,555	22,686
Minority interest		**7**	-	-	-	-
		472,132	110,292	147,143	103,555	22,686
Balance Sheet						
Total assets		**1,654,336**	919,895	674,117	652,805	212,702
Total liabilities		**(786,769)**	(434,902)	(364,843)	(420,235)	(173,818)
Equity at year end		**867,567**	484,993	309,274	232,570	38,884
Total net borrowings		**10,730**	287,223	233,174	322,413	168,978
Cash and bank balances at year end		**649,535**	63,242	83,711	47,711	8,144
Cash Flows						
From operating activities		**313,979**	148,188	173,291	130,173	35,777
From investing activities		**101,982**	(241,075)	24,683	(273,208)	(27,336)
of which gross investment in vessels		**(257,464)**	(285,138)	(118,826)	(273,778)	(27,138)
From financing activities		**170,332**	74,048	(157,544)	178,942	(8,829)
Change in cash and cash equivalents for the year		**586,293**	(18,839)	40,430	35,907	(388)
Other Data						
Basic EPS	US cents	**30**	8	12	10	NA
Dividends per share[1]	US cents	**15**	6	8	3	NA
Payout ratio		**52%**	71%	73%	56%	NA
Cash flows from operating activities per share	US cents	**20**	11	14	12	NA
Net book value per share	US cents	**55**	31	24	18	NA
Pre – listing dividends	US$'000	**NA**	NA	NA	49,812	13,900
Post – listing dividends	US$'000	**243,572**	78,562	107,591	38,985	NA

Note:

1 The 2007 dividends include the proposed final dividend of HK75 cents per share. The 2004 dividends include post-listing dividends only. Pre-listing dividends per share are not presented as such information is not considered to be meaningful for the purpose of these financial statements.

2 The results of the Group for the year ended 31 December 2004 and its assets and liabilities as at 31 December 2004 have been extracted from the Company's 2005 Annual Report dated 6 March 2006. The results of the Group for the year ended 31 December 2003 and its assets and liabilities as at 31 December 2003 have been extracted from the Company's Prospectus dated 30 June 2004, which also set out the details of the basis of consolidation. Prior year adjustments were not made for the results extracted for the two years ended 31 December 2004 and 2003 following the adoption of new/revised HKFRS effective from 1 January 2005 as they are considered immaterial.

Information for Shareholders

CORPORATE INFORMATION

Board of Directors

Executive Directors
Mr. Christopher R. Buttery *(Deputy Chairman)*
Mr. Richard M. Hext *(Chief Executive Officer)*
Mr. Klaus Nyborg *(Deputy Chief Executive Officer)*
Mr. Wang Chunlin
Mr. Jan Rindbo

Non-executive Directors
Mr. Daniel R. Bradshaw
Dr. Lee Kwok Yin, Simon, M.B.E., J.P.

Independent non-executive Directors
Mr. David M. Turnbull *(Chairman)*
Mr. Robert C. Nicholson
Mr. Patrick B. Paul
Mr. Alasdair G. Morrison

Principal Board Committees

Audit Committee
Mr. Patrick B. Paul *(Chairman)*
Mr. Robert C. Nicholson
Mr. Daniel R. Bradshaw
Mr. David M. Turnbull
Mr. Alasdair G.Morrison

Remuneration and Nomination Committees
Mr. Robert C. Nicholson *(Chairman)*
Mr. Patrick B. Paul
Dr. Lee Kwok Yin, Simon, M.B.E., J.P.
Mr. Daniel R. Bradshaw
Mr. David M. Turnbull
Mr. Alasdair G. Morrison

Principal Place of Business
7th Floor, Hutchison House
10 Harcourt Road, Central
Hong Kong
tel: + 852 2233 7000

Registered Address
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

Presence World Wide
Hong Kong, Shanghai, Beijing, Dalian, Nanjing, Tokyo, Seoul, Singapore, Mumbai, Karachi, Dubai, Fujairah, London, Bad Essen, Houston, Vancouver, Auckland, Melbourne and Santiago.

Share Registrar
Computershare Hong Kong Investor Services Limited
Rooms 1806-1807, 18th Floor
Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong
tel: + 852 2862 8628 fax: + 852 2865 0990
email: hkinfo@computershare.com.hk

Auditors
PricewaterhouseCoopers

Solicitors
Mayer Brown JSM
Linklaters
Vincent T.K. Cheung, Yap & Co.

Company Secretary
Mr. Andrew T. Broomhead, FCPA
companysecretary@pacbasin.com

Listing Venue
The Stock Exchange of Hong Kong Limited
(the "Stock Exchange")

Stock Code
2343.HK

Listing Date
14 July 2004

Total Shares In Issue
1,584,080,109 as at 31 December 2007

Public and Investor Relations
The Company
ir@pacbasin.com
tel: + 852 2233 7000

Hill & Knowlton Asia Limited
rachel.chan@hillandknowlton.com.hk
tel: + 852 2894 6321

Website
http://www.pacbasin.com

Financial Calendar for 2008

2007 annual results	**3 March**
Last day of dealings in shares with entitlement to final dividend	31 March
Ex-dividend date	1 April
Deadline for lodging transfers for entitlement to final dividend	4:30 pm HK time, 2 April
Book closure period (both days inclusive)	3 to 8 April
Record date for final dividend	8 April
Annual General Meeting	**8 April**
2007 final dividend payment date	16 April
Q1 trading update	24 April
2008 interim results	**4 August**
Last day of dealings in shares with entitlement to interim dividend	15 August
Ex-dividend date	18 August
Deadline for lodging transfer for entitlement to interim dividend	4:30 pm HK time, 19 August
Book closure period (both days inclusive)	20 & 21 August
Record date for interim dividend	21 August
2008 interim dividend payment date	29 August
Q3 trading update	30 October

Annual Report

The Annual Report is printed in English and Chinese languages, and are available on our website at www.pacbasin.com no later than the date it is posted to shareholders on 17 March 2008.

Closure of Register of Members

To be closed from 3 to 8 April 2008 (both days inclusive) and from 20 to 21 August 2008 (both days inclusive).

Annual General Meeting

To be held on Tuesday, 8 April 2008 at 11:00 a.m.. Details of the AGM including shareholders' rights are set out in the Notice of Annual General Meeting section of this Annual Report.

Listing

Pacific Basin shares have been listed on the Main Board of the Stock Exchange in Hong Kong since 14 July 2004.

Stock Code

The Stock Exchange of Hong Kong: 2343
Bloomberg: 2343 HK
Reuters: 2343.HK

Share Price Performance

Pacific Basin Share Price Performance Since Listing (as at 28 February 2008)


HK$
20.0
18.0
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
Jul-04
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07
Jul-07
Jan-08

Reporting via Internet

The Company website provides shareholders, financial professionals and the general public with the following information through the internet at www.pacbasin.com:

- Biographical Data on Directors, Senior Management and Key Staff;
- Terms of Reference of Board Committees;
- Business Development and Fleet Profile;
- Corporate Social Responsibility;
- Share Information; and
- Financial Report, Presentations, Announcements and News.

For those who want hard copies of the Company's website information listed above, please contact our Company Secretary and we shall provide you with such information free of charge.

Investor Relations Contact

The Group's policy is to ensure a high degree of transparency and the Company is committed to ensuring that the market is informed of relevant information about itself on a regular basis thus allowing existing and potential shareholders to evaluate the Company, its performance and its prospects.

The Company provides detailed information in annual and interim reports which are supplemented by regular trading updates, as well as via telephone conferences and video webcasts of annual and interim results, and through regular investor presentations delivered internationally.

For more information, investors may write directly to the Company at its Hong Kong registered office of 7th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong, or by email to ir@pacbasin.com.

Shares Information

As at 31 December 2007, the Company had 1,584,080,109 ordinary shares in issue, each with a par value of US$0.10. As at that date, the Company had 207 registered shareholders (of whom 185 or 89.37% holding in aggregate 1,579,521,897 ordinary shares, have their registered addresses in Hong Kong) which include nominees, investments funds and the Central Clearing and Settlement System of Hong Kong.

Public Float

As at the date of this Annual Report, based on information that is publicly available to the Company and within the knowledge of the Directors, at least 91% of the Company's total issued share capital is held by the public.

Shareholders' Rights

Shareholders are encouraged to maintain direct communication with the Company. Shareholders who have any questions for the Board may write directly to the Company Secretary at the Company's Hong Kong registered office of 7th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong, or they may send an email to companysecretary@pacbasin.com.

Should shareholders wish to call a special general meeting, it must be convened according to the Company's Bye-laws. In summary:

1. Shareholders holding not less than one-tenth of the paid up capital of the Company can, in writing to the Board or the Secretary of the Company, request a special general meeting to be called by the Board so as to carry out any business specified in such request.

2. The signed written request, which should specify the purpose of the meeting, should be delivered to the Company's registered office in Hong Kong. The meeting will be held within two months after being received. If the Board fails to proceed to convene such meeting within twenty-one days of receiving the request, the shareholders themselves may do so in accordance with the provisions of Section 74(3) of the Companies Act 1981 of Bermuda.

Shareholders Meetings

The Company held two general meetings during the reporting year.

At the first annual general meeting held on 4 April 2007. Resolutions were passed to approve (i) the audited financial statements and the Reports of the Directors and Auditors for the year ended 31 December 2006; (ii) the declaration of HK 22.5 cents per share as a final dividend for the year ended 31 December 2006; (iii) the re-election of Directors; (iv) the fixing of the remuneration of the Directors by the Board; (v) the re-appointment of Messrs. PricewaterhouseCoopers as auditors for the year ended 31 December 2007 and to authorise the Board to fix their remuneration; (vi) the general mandate to repurchase shares; and (vii) the renewal of the 2% annual cap within the issue mandate under the Long Term Incentive Scheme.

At the special general meeting held on 29 November 2007, an ordinary resolution was passed to approve the general mandate to issue shares.

All resolutions tabled at the two general meetings were voted on by poll.

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the 2008 Annual General Meeting of Pacific Basin Shipping Limited (the "Company") will be held at Library, Mezzanine Floor, Grand Hyatt Hotel, 1 Harbour Road, Wanchai, Hong Kong on Tuesday, 8 April 2008 at 11:00 a.m. for the following purposes:

ORDINARY RESOLUTIONS

1. To receive and adopt the audited financial statements and the reports of the Directors and auditors for the year ended 31 December 2007;

2. To declare a final dividend for the year ended 31 December 2007;

3. To re-elect Directors and to authorise the Board of Directors of the Company to fix their remuneration;

4. To re-appoint Messrs. PricewaterhouseCoopers, Certified Public Accountants, as the auditors of the Company and to authorise the Board of Directors of the Company to fix their remuneration;

As special business, to consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

5. "**GRANT OF A GENERAL MANDATE TO ISSUE SHARES**

THAT:

(a) subject to paragraph (c) of this resolution, the exercise by the Directors of the Company during the Relevant Period (as defined below) of all the powers of the Company to allot, issue or otherwise deal with new shares of US$0.10 each in the capital of the Company (the "Shares") or securities convertible into Shares, or options, warrants or similar rights to subscribe for any Shares, and to make or grant offers, agreements, options and warrants which would or might require the exercise of such powers be generally and unconditionally approved;

(b) the approval in paragraph (a) of this resolution shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements, options and warrants which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) of this resolution, otherwise than pursuant to Shares issued as a result of a Rights Issue (as defined below), the exercise of the subscription or conversion rights attaching to any warrants issued by the Company or the exercise of options granted under the long term incentive scheme of the Company or any scrip dividend providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares, shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution, provided that any Shares to be allotted and issued pursuant to the approval in paragraph (a) above shall not be issued at a discount of more than 10% to the Benchmarked Price of the Shares, and the said approval shall be limited accordingly; and

(d) for the purposes of this resolution:

"Benchmarked Price" shall be a price which is the higher of:

(i) the closing price of the Shares as stated in the daily quotations sheet of the Stock Exchange on the date of signing of the agreement to which the transaction relates;

(ii) the average closing price of the Shares as stated in the Stock Exchange's daily quotations sheet for the five trading days immediately preceding the earliest of:

(A) the date of signing of the agreement to which the transaction relates;

(B) the date on which the relevant transaction is announced; or

(C) the date on which the price of the Shares to be issued pursuant to the transaction is fixed.

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Act 1981 of Bermuda or the Company's Bye-laws to be held; and

(iii) the revocation or variation of the authority given under this resolution by an ordinary resolution of the Shareholders of the Company in general meeting; and

"Rights Issue" means the allotment, issue or grant of Shares pursuant to an offer of shares open for a period fixed by the Directors of the Company to holders of Shares of the Company on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company)."

6. **"GRANT OF A GENERAL MANDATE TO REPURCHASE SHARES**

THAT:

(a) subject to paragraph (b) of this resolution, the exercise by the Directors of the Company during the Relevant Period (as defined below) of all the powers of the Company to purchase or repurchase shares of US$0.10 each in the capital of the Company (the "Shares") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the Shares may be listed and recognised for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange be generally and unconditionally approved;

(b) the aggregate nominal amount of the Shares which may be purchased or repurchased by the Company pursuant to the approval in paragraph (a) of this resolution during that Relevant Period shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution, and the said approval shall be limited accordingly;

(c) for the purposes of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Act 1981 of Bermuda or the Company's Bye-laws to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders of the Company in general meeting."

7. **"RENEWAL OF THE 2% ANNUAL CAP WITHIN THE ISSUE MANDATE UNDER THE LONG TERM INCENTIVE SCHEME**

THAT:

(a) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to paragraph (b) of the ordinary resolution passed by Shareholders at a special general meeting of the Company held on 8 June 2005 to satisfy Share Awards, shall during the Relevant Period not exceed 2% of the aggregate nominal amount of the share capital of the Company in issue as at the beginning of each such financial year (being 31,681,602 Shares as at 1 January 2008); and

(b) for the purposes of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Act 1981 of Bermuda or the Company's Bye-laws to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders of the Company in general meeting."

By Order of the Board



Andrew T. Broomhead
Company Secretary

Hong Kong, 17 March 2008

Notes:

(1) Every member entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more persons as their proxy to attend and vote on behalf of themselves. A proxy need not be a member of the Company.

(2) To be valid, a form of proxy, together with the power of attorney or other document of authority, if any, under which the form is signed, or a certified copy thereof, must be deposited with the Company's Hong Kong branch registrar, Computershare Hong Kong Investor Services Limited, Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting or any adjournment thereof (as the case may be).

(3) Completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the meeting or any adjourned meeting or upon the poll concerned if Shareholders so wish. In such event, the instrument appointing the proxy shall be deemed to be revoked.

(4) The Board of Directors has recommended a final dividend for the year ended 31 December 2007 of HK 75 cents per Share and, if such dividend is declared by the Shareholders passing Resolution 2, it is expected to be paid on or about 16 April 2008 to those Shareholders whose names appear on the Company's register of members on 8 April 2008.

(5) The register of members of the Company will be closed from 3 April 2008 to 8 April 2008 (both days inclusive), during which period no transfer of shares in the Company will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Hong Kong branch registrar, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on 2 April 2008. The ex-dividend date for the final dividend will be on 1 April 2008.

(6) A circular containing the information regarding, inter alia, the Directors proposed to be re-elected, the general mandate to issue shares, the mandate to repurchase shares of the Company and the renewal of the 2% annual cap within the issue mandate under the Long Term Incentive Scheme will be sent to Shareholders of the Company together with the Company's 2007 Annual Report.

Glossary of Terms

"back haul"	routes which are against the standard flow of traffic, i.e. loading in a port situated in what is usually a discharge area, and discharging in a port situated in what is usually a loading area
"ballast"	the period of time during which a ship performs a voyage without cargo on board
"Baltic Dry Index" or "BDI"	the BDI is published every London working day by the Baltic Exchange, who collate information for Supramax, Panamax and Capesize vessels to create this lead freight market indicator
"Baltic Handysize Spot Index" or "BHSI"	the BHSI is published every London working day by the Baltic Exchange, who have collated information on fixtures for a number of routes in relation to a standard "28,000 dwt" vessel with 30 mt cranes and maximum 15 years of age. The index is also published on the basis of a Time Charter return, and is used to determine the value of the trading routes and settlement prices for FFAs
"Baltic Supramax Index" or "BSI"	the BSI is published every London working day by the Baltic Exchange, who have collated information on fixtures for a number of routes in relation to a standard "Tess 52" type vessel. This vessel is 52,454 dwt, with 4 x 30 mt cranes and grabs, and maximum 10 years of age. The index is also published on the basis of a Time Charter return, and is used to determine the value of the trading routes and settlement prices for FFAs
"bareboat" or "bareboat charter"	charter for an agreed period of time during which the ship owner provides only the ship while the Charterer provides the crew together with all stores and Bunkers and pays all Vessel Operating Costs
"barge"	flat barges are designed to carry cargo, typically bulk cargoes such as rock, aggregates, coal and project cargos and break-bulk cargoes. Barges may be used for short sea voyages where cargo volumes make larger vessels less economical, for serving shallow draft ports or for offshore lightering operations. Barges may be ballastable and designed for ocean, coastal or river operations
"beam"	the greatest width of a vessel
"Board"	the board of directors of the Company
"bollard pull"	a measure of the pulling power of a tug in tons. It is an indication of the maximum pulling force that a tug can exert on another ship or object
"bunker(s)"	fuel, consisting of fuel oil and diesel, burned in the vessel's engines
"capesize"	dry bulk carrier with a capacity of about 130,000 to 200,000 dwt which, due to its size, must transit, when loaded, the Atlantic to the Pacific via Cape Horn or the Cape of Good Hope, and is typically used for long voyages in the coal and iron ore trades

"charter"	a contract for the commercial leasing of a vessel or space on a vessel
"charter-hire"	the revenue earned by a vessel pursuant to a Bareboat Charter or a Time Charter (See "freight" for Voyage Charter revenue)
"charterer"	a person, firm or company hiring a vessel for the carriage of goods or other purposes
"classification societies"	independent societies which certify that a vessel has been built and is maintained in accordance with the rules of such society and in compliance with the applicable rules and regulations of the vessel's Flag State and the international conventions of which that Flag State is a signatory
"commercial management"	management of those aspects of ship owning and operation that relate to obtaining economic value from the vessel which includes ship financing, sale and purchase, chartering or vessel employment, voyage execution, insurance and claims handling, accounting and corporate administration
"contract of affreightment" or "COA"	is similar to a Voyage Charter but covers two or more shipments over an agreed period of time (this could be over a number of months or years), and no particular vessel is specified
"Controlling Shareholder"	any person who has the power, directly or indirectly, to secure that the affairs of the Company are conducted in accordance with the wishes of such person: (i) by means of the holding of shares entitling him to exercise or control the exercise of 30% (or such other percentage as may from time to time be specified in the Code on Takeovers and Mergers and Share Repurchases as being the level for triggering a mandatory general offer) or more of the voting power at general meetings of the Company; or (ii) by means of controlling the composition of a majority of the Board
"demurrage"	an agreed amount payable to the ship owner by the Charterer when the agreed time allowed for loading or unloading cargo has been exceeded through no fault of the owner
"draft"	vertical distance between the waterline and the bottom of the vessel's keel (i.e. the depth of the ship in the water)
"drydocking"	the removal of a vessel from the water for inspection, maintenance and/or repair of parts that are normally submerged
"dwt" or "deadweight"	deadweight tonnes, the unit of measurement of weight capacity of vessels, which is the total weight (usually in metric tonnes) the ship can carry, including cargo, Bunkers, water, stores, spares, crew, etc. at a specified Draft
"flag state"	the country where the vessel is registered

"forward freight agreements" or "FFAs"	a derivative instrument that is a means of hedging exposure to freight market risk through the purchase or sale of specified time charter rates for forward positions. Settlement is in cash, against a daily market index published by the Baltic Exchange
"freight"	the revenue earned by a vessel pursuant to a Voyage Charter or a Contract of Affreightment
"front haul"	routes which follow the typical flow of the transportation of cargoes from the main loading areas to the main discharging areas
"handymax"	dry bulk carrier of about 40,000 to 60,000 dwt which is commonly equipped with cargo gear such as cranes. This type of vessel carries a wide variety of cargoes including Major Bulk and Minor Bulk cargoes
"handysize"	dry bulk carrier of about 10,000 to 40,000 dwt which is commonly equipped with cargo gear such as cranes. This type of vessel carries principally Minor Bulk cargoes and limited quantities of Major Bulk cargoes. It is well suited for transporting cargoes to ports that may have Draft restrictions or are not equipped with gear for loading or discharging cargoes
"ISM Code"	the International Management Code for the Safe Operation of Ships and for Pollution Prevention adopted by the International Maritime Organisation
"lane metre"	the unit of measurement of capacity of RoRo vessels, which is calculated by multiplying the cargo deck length in metres by the cargo deck width in lanes
"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"mt" or "tonnes"	metric tonnes
"major bulk"	dry bulk cargoes consisting of iron ore, coal and grain
"minor bulk"	dry bulk cargoes such as forest products, iron and steel products, fertilisers, agricultural products, minerals and petcoke, bauxite and alumina, cement, other construction materials and salt
"newbuilding"	a vessel under construction or on order
"off-hire"	period during which a vessel is temporarily unable to operate under the terms of its Charter, resulting in loss of income under the Charter
"P&I"	protection and indemnity insurance coverage taken by a ship owner or Charterer against third party liabilities such as oil pollution, cargo damage, crew injury or loss of life, etc.

"Pacific Basin-IHC Pool" or "Pacific Basin-IHC" or "IHC"	formerly known as the International Handybulk Carriers Pool, established in October 2001, which is a contractual arrangement for the sharing of revenue earned by vessels entered into by its members
"Pacific Basin-IHX Pool" or "Pacific Basin-IHX" or "IHX"	formerly known as the International Handymax Carriers Pool, established in July 2006, which is a contractual arrangement for the sharing of revenue earned by vessels entered into by its members
"panamax"	dry bulk carrier of about 60,000 to 80,000 dwt with Beam not exceeding 32.2 metres which permits it to transit, when fully loaded, through the Panama Canal. Panamax vessels are primarily used to transport Major Bulks, although they can be used to transport certain Minor Bulks such as fertilisers, ores, petcoke and salt
"post panamax"	dry bulk carrier of about 80,000 to 130,000 dwt with Beam exceeding 32.2 metres, which are mainly used to transport coal and grains
"Roll on Roll off" or "RoRo"	means roll on roll off transportation involving the carriage of wheeled cargoes and freight on wheeled trailers which can be loaded and discharged over a ramp, rather than lifted on and off the vessels using cranes
"SH Group"	Sun Hing Holdings Limited and its subsidiaries, which are involved in shipping, insurance, warehousing, transportation and real estate investments in Hong Kong and Canada and are companies controlled by discretionary trusts established by Dr. Lee Kwok Yin, Simon, a non-executive Director
"spot market"	the market for immediate chartering of a vessel, usually for a single cargo or short term trading
"supramax"	dry bulk carrier within the handymax sector, of about 50,000 to 60,000 dwt, which is usually grab fitted and carries a wide variety of cargoes including Major Bulk and Minor Bulk cargoes
"technical management"	management of those aspects of ship owning and operation that relate to the physical operation of a vessel, including the provision of crew, routine maintenance, repairs, drydocking, supplies of stores and spares, compliance with all applicable international regulations, safety and quality management, environmental protection, newbuilding plan approval and newbuilding supervision, and related technical and financial reporting
"time charter"	charter for an agreed period of time where the ship owner is paid on a per day basis and is responsible for operating the vessel and paying the Vessel Operating Costs while the Charterer is responsible for paying the Voyage Costs and bears the risk of any delays at port or during the voyage except where caused by a defect of the ship
"time charter equivalent" or "TCE"	Freight and Charter-hire less Voyage Costs incurred expressed as a daily rate over the duration of the voyage

"tonnage"	a generic term refering to any kind of ocean-going cargo vessel or vessels
"tug"	small vessel with varied uses covering harbour assist work (berthing of large cargo/ passenger vessels), servicing offshore oil activity, salvage work and for towing barges for the purpose of transporting cargoes
"voyage charter"	Charter under which a ship owner is paid Freight on the basis of transporting cargo from a load port to a discharge port and is responsible for paying both Vessel Operating Costs and Voyage Costs
"vessel operating costs"	these consist of crew expenses, insurance, spare parts, stores and lubricating oils, vessel repairs and surveys, commissions and other miscellaneous running costs
"voyage costs"	Bunker costs, port charges and canal dues (or tolls) incurred during the course of a voyage



Core fleet distribution by number of ships


Handysize 65%
Total Fleet: 114
Handymax 15%
Barge 1%
Post Panamax 3%
Tugs 12%
RoRo 4%

Core Fleet as at 28 February 2008

Dry Bulk Vessels

			Newbuildings on Order			
	Handysize	**Handymax**	**Handysize**	**Handymax**	**Post Panamax**	**Total**
Owned Fleet	17	3	10	1	2	**33**
Chartered Fleet	47	13	1	–	1	**62**
Total	**64**	**16**	**11**	**1**	**3**	**95**

Other Vessels Types

			Newbuildings on Order		
	Tugs	**Barge**	**Roll On Roll off**	**Tugs**	**Total**
Owned Fleet	2	1	4	6	**13**
Chartered Fleet	6	–	–	–	**6**
Total	**8**	**1**	**4**	**6**	**19**

Handysize Fleet

Owned Fleet — 17 Vessels	dwt	Year Built
1. Silver Lake	33,171	2008
2. Crescent Harbour [1]	32,256	2007
3. Taihua Star	28,456	2007
4. Mount Rainier	32,815	2005
5. Mount Adams	28,442	2002
6. Willow Point	28,492	2001
7. Hawke Bay	28,460	2001
8. Tasman Sea	28,456	2001
9. Captain Corelli [2]	28,378	2001
10. Champion Bay	32,835	2000
11. English Bay	32,834	2000
12. Kiwi Trader	31,879	2000
13. Pacific Logger	31,877	2000
14. Prince Rupert	28,685	2000
15. Gold River	32,972	1999
16. Chatham Island	32,211	1997
17. Yin Xiu	28,730	1995

Subtotal: 520,949

Chartered Fleet — 47 Vessels	dwt	Year Built
18. Pharos SW	32,027	2007
19. Matariki Forest	28,709	2007
20. Port Angeles *	28,448	2007
21. Union Bay *	32,355	2006
22. Shimanami Star	28,445	2006
23. Genco Champion	28,445	2006
24. Cape Knox *	28,442	2006
25. Duncan Bay *	28,414	2006
26. Port Alice *	31,871	2005
27. Genco Charger	28,398	2005
28. Danny Boy	28,386	2005
29. Great Dream	33,745	2004
30. Port Pegasus *	32,774	2004
31. Sun Ruby *	32,754	2004
32. Cook Strait *	31,894	2004
33. Timaru Star *	31,893	2004
34. Great Chance	28,701	2004
35. Port Kenny *	28,449	2004
36. Portland Bay *	28,446	2004
37. Cape Flattery *	28,433	2004
38. Black Forest *	32,751	2003
39. Genco Challenger	28,428	2003
40. Mount Travers *	28,484	2002

Chartered Fleet (continued)	dwt	Year Built
41. Mount Fisher *	28,470	2002
42. Ocean Exporter *	28,461	2002
43. Albany Sound *	28,379	2002
44. Cape York *	28,471	2001
45. Port Botany *	28,470	2001
46. Cape Nelson *	28,438	2001
47. Nin [3]	28,373	2000
48. Columbia River *	28,527	1998
49. Cape Spencer *	28,799	1997
50. Castle Island *	28,759	1997
51. Cape Scott *	28,747	1997
52. Pitt Island *	28,611	1997
53. Captain T	28,585	1997
54. Baltic ID	28,545	1997
55. Niki T	27,827	1997
56. Eleni T	27,802	1997
57. Silver Bay *	26,556	1997
58. Arctic ID	28,251	1996
59. Caribbean ID	27,940	1996
60. ID Harbour	28,760	1995
61. Pacific ID	27,860	1995
62. Mediterranean ID	28,475	1994
63. Ocean ID	28,429	1994
64. Enforcer	26,388	1992

Subtotal: 1,368,615

Handysize Newbuildings on Order

Owned Fleet – 10 Vessels	dwt	Scheduled Delivery
65. Imabari Hull 650	28,000	2008
66. Imabari Hull 546	28,050	2008
67. Jiangmen Hull 102	32,500	2008
68. Jiangmen Hull 103	32,500	2008
69. Jiangmen Hull 104	32,500	2009
70. Jiangmen Hull 105	32,500	2009
71. Jiangmen Hull 106	32,500	2009
72. Jiangmen Hull 113	32,000	2009
73. Jiangmen Hull 114	32,000	2009
74. Imabari Hull 539	28,000	2009

Subtotal: 310,550

Chartered Fleet – 1 Vessel	dwt	Scheduled Delivery
75. Kanda Hull 509	32,000	2008

Handymax Fleet

Owned Fleet – 3 Vessels	dwt	Year Built
1. Pacific Sea	53,589	2004
2. Pacific Victory	52,394	2001
3. Pacific Trader	45,578	2000

Subtotal: 151,561

Chartered Fleet – 13 Vessels	dwt	Year Built
4. Genco Hunter	58,479	2007
5. Ocean Diamond	53,503	2007
6. Xiamen Sky *	53,605	2005
7. Kestrel I	50,351	2004
8. Heron	52,827	2001
9. Falcon 3	50,296	2001
10. Appenzell	46,492	2001
11. Medi Trader	48,225	1999
12. Tonghai	47,980	1999
13. Genco Carrier	47,180	1998
14. Genco Prosperity	47,180	1997
15. Ming Hai	45,593	1996
16. Vergo	45,320	1995

Subtotal: 647,031

Handymax Newbuilding on Order

Owned Fleet – 1 Vessel	dwt	Scheduled Delivery
17. Oshima Hull 10546	54,000	2008

Post Panamax Newbuildings on Order

Owned Fleet – 2 Vessels	dwt	Scheduled Delivery
1. Jiangnan Hull 1012A 4	115,000	2011
2. Jiangnan Hull 1013A	115,000	2011

Subtotal: 230,000

Chartered Fleet – 1 Vessel	dwt	Scheduled Delivery
3. Imabari Hull S-1565 4	95,000	2011

Roll On Roll Off Newbuildings on Order

Owned Fleet – 4 Vessels	Lane Metre	Gross Tonnage	Scheduled Delivery
1. Odense Hull L218	3,663	28,870	2009
2. Odense Hull L220	3,663	28,870	2010
3. Odense Hull L233	3,663	28,870	2010
4. Odense Hull L234	3,663	28,870	2011

Tug Fleet

Owned Fleet – 2 Vessels	Horse Power	Bollard Pull (Ton)	Year Built
1. Fujairah Pearl 1	3,200	40.0	2007
2. PB Snowy	3,551	45.0	2006

Chartered Fleet – 6 Vessels	Horse Power	Bollard Pull (Ton)	Year Built
3. Botany *	4,000	54.4	1999
4. Chek Chau *	4,000	54.4	1999
5. Flinders *	3,200	43.0	1995
6. Yarra *	3,200	43.0	1995
7. Sung Kong *	4,300	57.4	1994
8. Cook *	4,300	57.4	1994

Tug Newbuildings On Order

Owned Fleet – 6 Vessels	Horse Power	Bollard Pull (Ton)	Scheduled Delivery
9. Damen Hull 545001	5,600	62.0	2008
10. Damen Hull 545002	5,600	62.0	2008
11. Damen Hull 512230	5,500	68.0	2009
12. Damen Hull 512231	5,500	68.0	2009
13. Damen Hull 512232	5,500	68.0	2010
14. Damen Hull 512233	5,500	68.0	2010

Barge Fleet

Owned Fleet – 1 Vessel	dwt	Year Built
1. Fujairah Pearl 2	12,000	2007

Notes:

* *The Group has the option but is not committed to purchase these vessels under the terms of their charter.*

1 *"Crescent Harbour" is currently under our owned fleet. Pursuant to the sale and charter back transaction that was entered into during 2007, it will be sold and delivered from our owned fleet to our chartered fleet in March 2008.*

2 *The Group has a 63.5% interest in Captain Corelli.*

3 *"Nin" and "Falcon" are expected to join our chartered fleet in the second quarter of 2008.*

4 *The Group has 50% interest in both vessels through its 50/50 joint venture, Pacific Time Shipping Limited.*

HEADQUARTERS

Hong Kong
7/F Hutchison House, 10 Harcourt Road,
Central, Hong Kong
Tel: +852 2233 7000

CHILE

Santiago
Avenida Apoquindo Nr. 3600
9th Floor, Office 901
Las Condes – Santiago, Chile
Tel: +56 2799 2403

UAE

Dubai
Emaar Business Park, Building No. 2,
Fourth Floor, Room 1427,
P.O. Box 61326, Dubai, UAE
Tel: +971 4 363 9936

Fujairah
8th Floor, Fujairah Trade Centre,
P.O. Box, 4634, Fujairah, UAE
Tel: +971 9 224 4168

CANADA

Vancouver
Suite 1620 Guinness Tower,
1055 West Hastings Street, Vancouver,
British Columbia, V6E 2E9
Tel: +1 604 633 0900

UNITED KINGDOM

London
4th Floor, 2 Brook Street, London
W1S 1BQ, United Kingdom
Tel: +44 20 7182 1050

PAKISTAN

Karachi
C-140 Block "A", North Nazimabad,
Karachi, Pakistan
Tel: +92 21 6624 804

USA

Houston
Suite #390, 505 N Sam Houston
Parkway E, Houston, Texas 77060
U.S.A
Tel: +1 281 447 9696

GERMANY

Bad Essen
Gut Huennefeld, 49152 Bad Essen,
Germany
Tel: +49 547 2957025

INDIA

Mumbai
21/22 "Manali-2B" Evershine Nagar,
Malad (W) Mumbai 40064, India
Tel: + 91 22 2888 6840


Bad Essen
London
Vancouver
Houston
Santiago

Office Locations

CHINA

Beijing
Rm. 1501, Bldg. No.1, A3
YongAnDongLi, JianWai Ave., Beijing
100022, PRC
Tel: +86 10 5879 5656

Dalian
Room 4806-4807, World Trade Center,
No. 25 Tong Xing Street,
Zhongshan District, Dalian, 116001 China
Tel: + 86 411 8253 0828 Extension 8819

Nanjing
Rm.14D, Wen Hui Mansion
101 Cao Chang Men Da Jie,
Gu Lou District
Nanjing City, Postcode: 210036, China
Tel: +86 25 8622 4498

Shanghai
Room A, 19th Floor,
Jun Yao International Plaza,
789 Zhaojiabang Road, Shanghai, China.
(Postal Code 200032)
Tel: +86 21 6422 2323

JAPAN

Tokyo
Hibiya Marine Building 6F-A
1-5-1 Yurakucho Chiyodaku
Tokyo 100-0006, Japan
Tel: +81 3 3580 2711

KOREA

Seoul
Suite 703 Ilshin Building
541 Dohwa-Dong, Mapo Ku
Seoul, Korea
Tel: +82 2 3664 5517

AUSTRALIA

Melbourne
Level 1, 155 Fitzroy Street, St Kilda,
Victoria 3182, Melbourne, Australia
Tel: +61 3 8525 8690

NEW ZEALAND

Auckland
Level 10B, Union House
2 Commerce Street,
Auckland 1010, New Zealand
Tel: + 64 9 916 1407

SINGAPORE

20 Harbour Drive
#04-05A PSA Vista
Singapore
117612
Tel: +65 6534 3456


Dalian
Seoul
Tokyo
Beijing
Dubai
Karachi
Nanjing
Shanghai
Mumbai
Fujairah
Hong Kong
Singapore
Auckland
Melbourne

This annual report
is printed on
recyclable paper

Concept & Design: EQUITY FINANCIAL PRESS LIMITED
www.equitygroup.com.hk

Pacific Basin Shipping Limited

7/F, Hutchison House, 10 Harcourt Road, Central, Hong Kong
Telephone: (852) 2233 7000 Facsimile: (852) 2865 2810
www.pacbasin.com

This annual report is printed on recyclable paper

END